UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________________________
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2024
_____________________________________________
Commission File Number: 001-34476
BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)
Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes _______ No ___X____
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index Pag

*Values expressed in thousands, except when indicated.
Performance Report

To the Shareholders:

We present the Performance Commentary to the Individual and Consolidated Condensed Interim Financial Statements of Banco Santander (Brasil) S.A.. (Banco Santander or Bank) for the period ended September 30 , 2024, prepared in accordance with accounting practices adopted in Brazil, established by Corporation Law, in conjunction with the rules of the National Monetary Council (CMN), the Central Bank of Brazil (Bacen) and the document model provided for in the Accounting Plan of Institutions of the National Financial System (Cosif) and the Securities and Exchange Commission (CVM), which do not conflict with the rules issued by Bacen.

The Condensed Consolidated Interim Financial Statements prepared based on the international accounting standard issued by the International Accounting Standards Board (IASB) for the period ended September 30, 2024 will be published on the website www.santander.com.br/ri.

1. Economic Situation

❖ Economic performance was highlighted by the following themes:

In the international environment

❖ Change in the scenario of the presidential elections in the USA due to the withdrawal of the current president, Joe Biden, and replacement by his vice-president, Kamala Harris.

❖ Intensification of tensions in the Middle East with the involvement of several nations in the region in conflicts between Israel and the Palestine region.

❖ Rising interest rates in Japan signal the continuation of the future upward trajectory, significantly impacting asset prices around the globe.

❖ Reduction in interest rates in the US above the expectations of most markets, raising doubts about the magnitude of the new cuts ahead.

❖ Announcement of monetary stimuli by the Chinese authorities with the aim of increasing the country's economic growth rate.

In the domestic environment

❖ Worsening expectations regarding the evolution of Brazilian public debt resulting from frustration with the bimonthly budget review.

Given the involvement of the majority of parliamentarians in the municipal elections, no substantial progress was observed in relevant projects such as the conclusion of the Tax Reform or the proposal to renegotiate state debts.
The slowdown in the evolution of such agendas and the absence of relevant measures in this regard contribute to increased market skepticism regarding the dynamics of public accounts.

Despite tax collection continuing to record robust performance in the third quarter of 2024, public spending also demonstrated a strong pace of growth - and in a more structural way than the evolution of revenues.
This combination reinforces the negative perception of the markets regarding the trajectory of Brazilian public debt for the coming years, a situation worsened by the bimonthly budget review that took place in September, which reduced the amount of contingent expenditure in July, making it difficult to improve the prices of domestic assets.

After fluctuations between R$5.00/US$ and R$5.60/US$ in the second quarter of 2024, the variation range changed level, with the exchange rate of the Brazilian currency against the US dollar fluctuating between R$5.37 /US$ and R$5.86 /US$ in the third quarter. However, the exchange rate ended the period at R$5.59/US$, the same level seen at the end of 1Q24. In Banco Santander's view, the worsening perception regarding Brazilian fiscal dynamics was the main reason for the devaluation of the real, since most of the international highlights that occurred in the period indicated a favorable influence on the real.

Banco Santander assesses that the prospect of additional increases in the Selic rate in the coming months, the maintenance of a very solid performance in foreign trade and the signs that the interest rate cut cycle in the USA is expected to extend throughout 2025 could help the real ahead. For these reasons, we project that the exchange rate will end 2024 at around the level of R$5.40/US$.

*Values expressed in thousands, except when indicated.

❖ PGDP performance in the 2nd quarter of 2024 above expectations, despite the damage caused by the floods in Rio Grande do Sul.

Signaled by the median of market projections, GDP performance in 2Q24 surprised positively and once again recorded strong growth in the period. In Banco Santander's opinion, the performance continued to be largely the result of the resilience of the labor market together with the extension of fiscal stimuli. This result ended up reinforcing the wave of upward revisions in the projection for GDP growth in 2024. At the end of 2Q24, the median of economic agents' projections regarding the performance of the Brazilian economy indicated Brazilian GDP growth of 2.1% in 2024. At the end of 3Q24, the median projections rose to 3.0%. Banco Santander also revised its projection from 2.0% to 3.0% in the same comparison, with the state of Rio Grande do Sul showing recovery from the impacts of the floods more quickly than imagined.
❖ Continued deterioration in inflation expectations and climate factors affecting prices in the short term led to the resumption of the interest rate hike cycle.

Although the interannual variation of the IPCA remained at a level below the ceiling of the tolerance margin stipulated by the inflation targeting system, the underlying inflation measures continued to indicate difficulty in converging to the 3.0% target over the relevant time horizon for the monetary policy. Together with the worsening perception of the dynamics of public spending in the months ahead and climatic factors that negatively influenced energy and food prices in the short term, these factors ended up causing inflationary expectations for the coming years to worsen further. At the end of 2Q24, inflation expectations for the years 2024 and 2025 were, respectively, 4.00% and 3.87%. At the end of 3Q24, expectations for the same periods reached 4.36% and 3.97%, respectively. As a result, the Central Bank opted to resume the interest rate hike cycle in September 2024 and, in addition, signaled that it will be necessary to raise the Selic rate level to a level well above the 10.50% it has maintained until then in order for there to be the convergence of the interannual variation of the IPCA towards the target of 3.0%. Although Banco Santander assesses that inflationary dynamics should improve over the next few months, the institution understands that it will be difficult to achieve a substantial improvement in inflationary expectations in light of so many uncertainties present in the domestic and international spheres – a key factor in resuming the reduction process interest rates in Brazil. For this reason, Banco Santander projects that the Selic rate will reach 11.75% p.a. until the end of 2024 and will continue to rise in the first two Copom meetings in 2025, reaching a peak of 12.50% in March of next year.

2. Consolidated Performance

We have sustained our ongoing evolution towards the resumption of higher profitability levels. Net interest income has improved based on a strategy aimed at qualified and selective growth, directing efforts at assets with better returns on capital. Fees have continued on a positive trend, reflecting greater diversification of our revenue streams. We have maintained good quality in our loan portfolio, which reinforces a positive trajectory for 2024, with non-performing loan ratios under control. Regarding efficiency, we have remained focused on further solidifying our productivity culture. We are progressing in building a solid, less volatile balance sheet, capable of generating sustainable results.

Net Profit R$10 billion 9H24 (+39.5% vs 9H23)	Expanded Portfolio R$ 664 billion (6.1% vs Sep/23)	Net Interest Income R$ 44.8 billion 9H24 (13.6% vs 9H23)

Managerial Income Statement[1]
(R$ million)	3Q24	2Q24	3Q24 x	9H24	9H23	9H24 x
			2Q24			9H23
Net Interest Income	15,227	14,751	3.2%	44,768	39,399	13.6%
Fees	5,334	5,182	2.9%	15,402	13,451	14.5%
Total Revenues	20,561	19,933	3.2%	60,170	52,850	13.9%
Allowance for Loan losses	(5,884)	(5,896)	(0.2)%	(17,823)	(18,363)	(2.9)%
General Expenses	(6,457)	(6,314)	2.3%	(19,068)	(18,131)	5.2%
Others	(3,887)	(3,816)	1.9%	(11,500)	(9,811)	17.2%
Managerial Profit Before Taxes	4,333	3,907	10.9%	11,779	6,545	80.0%
Taxes and Minority Interest	(669)	(575)	16.4%	(1,761)	633	(378.2)%
Recurring Managerial Net Profit	3,664	3,332	10.0%	10,018	7,178	39.5%

Managerial Net Profit	3,548	3,247	9.2%	9,731	6,854	42.0%
1 The table above considers managerial reclassifications pertaining to the Income Statement.

*Values expressed in thousands, except when indicated.

3. Rating Strategy and Agencies

For information regarding the Bank's strategy and classification in rating agencies, see the Results Report available at the website www.santander.com.br/ri.

4. Corporate Governance

The Governance structure of Banco Santander Brasil is integrated by the Executive Board and its Executive Committee made up of the Chief Executive Officers, Senior Executive Vice-Presidents and Executive Vice-Presidents, and by the Board of Directors and its Advisory Committees, they are: Audit, Risks and Compliance, Sustainability, Remuneration and Appointment and Governance.

For more information on the corporate governance practices adopted by Banco Santander Brasil and the deliberations of the Board of Directors, see the website www.santander.com.br/ri.

5. Internal Audit

Internal Audit reports directly to the Board of Directors, with the Audit Committee responsible for its supervision.
Internal Audit is a permanent function independent of any other function or unit, whose mission is to provide the Board of Directors and senior management with independent assurance on the quality and effectiveness of internal control and risk management processes and systems (current or emerging) and government, thus contributing to protecting the value of the organization, its solvency and reputation. Internal Audit has a quality certificate issued by the Institute of Internal Auditors (IIA).
To fulfill its functions and coverage risks inherent to Banco Santander's activity, Internal Audit has a set of tools developed internally and which are updated when necessary. Among them, the risk matrix stands out, used as a planning tool, prioritizing the risk level of the auditable universe considering, among others, its inherent risks, the latest audit rating, the degree of compliance with recommendations and their size. The work programs, which describe the audit tests to be carried out, are reviewed periodically.
The Audit Committee and the Board of Directors favorably analyzed and approved the Internal Audit work plan for the year 2024.

6. People
Banco Santander continues to strengthen its organizational culture and its obsession with evolving the client and employee experience. Protagonism and autonomy increase in favor of an environment of innovation that accelerates digital transformation and improves the offer for the most diverse segments of society.

There are 55,035 employees, considering the entire group, committed to the ambition of making Santander the main bank for each of its clients.

To this end, Santander values a diverse environment, in which each professional feels valued and builds their career with a long-term vision. Based on 5 pillars of diversity - Female Leadership; Racial Equity; Disabled people; Generational Diversity and LGBTQIA+ and the transformative force of continuous learning, each employee is the protagonist of their development journey, enriched by essential collaboration between peers and leaders, ensuring that growth opportunities are available to everyone. Santander was once again elected as one of the Best Companies to Work for in Brazil by GPTW, occupying 8th position in the national ranking of companies with more than 10,000 employees and 2nd place in the Sector Ranking of Large Banks.

*Values expressed in thousands, except when indicated.

7. Sustainability

Our history in sustainability began more than 20 years ago. Throughout this period, we have experienced an intense journey of evolution, in which we have improved our programs, businesses and governance focused on the topic.

In this trajectory, we highlight the assessment and mitigation of social, environmental and climate risks for granting credit to projects and companies; generating businesses that support customers’ transition to a low-carbon economy; and the construction of a more inclusive society, through education and employability, financial inclusion and entrepreneurship and social inclusion actions. Many of these initiatives are accompanied by global targets in the areas where we have the greatest potential impact, such as net zero, financial inclusion and diversity.

To ensure good governance of this process, we have robust policies and controls, supported by senior leadership.

At the end of 3Q24, we highlight the following results:

Environmental:
❖ We made R$22.6 billion viable in sustainable businesses and achieved a portfolio of R$35.3 billion in green bond issues, clean energy financing and dedicated product options.
❖ Among them is Prospera Santander Microfinanças, which since 2002 has been providing financial solutions to entrepreneurs. In the last quarter, we reached approximately R$3.2 billion in portfolio, an increase of 8.22% and we have 1.1 million customers from more than 1,700 communities in the country.
❖ We published our Emissions Inventory in the Public Emissions Registry, a Brazilian platform for publishing inventories of greenhouse gas (GHG) emissions from organizations participating in the Brazilian GHG Protocol Program.

Promoting sustainable businesses with a commitment to being Net Zero by 2050

Social:
❖ Through Santander Universities, we registered 108.5 thousand people who benefited from courses and scholarships, which amounted to an investment of R$16.8 million (+19.8%).
❖ We are in the new Idiversa B3 portfolio, launched in August. This is the first index focused on diversity in Latin America, of which we have been part since 2022.
❖ We have a new Volunteer Program, which mobilizes around 600 employees, who work on financial education, professional development and actions with children, teenagers and the elderly. One example is the training of outsourced service providers in some administrative buildings to work in the marketing of financial products.

Contribution to building a more inclusive society, with access to education and financial products.

Governance:	❖ Our Board of Directors currently has 45% female members and 55% independent members.
Promotion of ESG in our culture, through the connection of all Banco Santander businesses.

8. Independent audit
The operating policy of Banco Santander, including its controlled companies, in contracting services not related to the audit of the Financial Statements by its independent auditors, is based on Brazilian and international auditing standards, which preserve the independence of the auditor. This rationale provides for the following: (i) the auditor should not audit his own work, (ii) the auditor should not perform managerial functions for his client, (iii) the auditor should not promote the interests of his client, and (iv ) need for approval of any services by the Bank's Audit Committee.
In compliance with CVM Instruction 162/2022, Banco Santander informs that in the semester ended September 30, 2024, no services unrelated to the independent audit of the Financial Statements of Banco Santander and controlled companies were provided by PricewaterhouseCoopers. Furthermore. PricewaterhouseCoopers has procedures, policies and controls to ensure its independence, which include the evaluation of the work provided, covering any service that is not independent auditing of the Financial Statements of Banco Santander and controlled companies greater than 5% of the total fees relating to independent audit services. Furthermore, the Bank confirms that PricewaterhouseCoopers has procedures, policies and controls to ensure its independence, which include the evaluation of the work

*Values expressed in thousands, except when indicated.
provided, covering any service that is not independent auditing of the Financial Statements of Banco Santander and controlled companies. This assessment is based on applicable regulations and accepted principles that preserve the auditor's independence.

9. Other Subjects
Banco Santander S.A., in compliance with the provisions of Bacen Circular No. 3,068/2001, declares that it has the financial capacity and intention to hold the securities classified in the held-to-maturity category until maturity.

9. Acknowledgement
We would like to thank our customers, shareholders and employees for the trust and support that got us here, and that enabled the continuity of our story of evolution and transformation, on the path to building the Best Consumer Company in Brazil.

(Approved at the Board of Directors Meeting on October 28, 2024).

Report on review of parent company
and consolidated condensed interim
financial statements

To the Board of Directors and Stockholders
Banco Santander (Brasil) S.A.

Introduction

We have reviewed the accompanying condensed interim balance sheet of Banco Santander (Brasil) S.A. ("Bank") as at September 30, 2024, and the related condensed statements of income, comprehensive income for the three and nine-months periods then ended, and changes in stockholders' equity and cash flows for the nine-months period then ended, as well as the accompanying consolidated condensed balance sheet of Banco Santander (Brasil) S.A. and its subsidiaries ("Consolidated") as at September 30, 2024, and the related consolidated condensed statements of income, comprehensive income for the three and nine-months periods then ended, and changes in stockholders' equity and cash flows for the nine-months period then ended, and notes, comprising significant accounting policies and other explanatory information.

Management is responsible for the preparation and presentation of these parent company and consolidated condensed interim financial statements in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN). Our responsibility is to express a conclusion on these condensed interim financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" and ISRE 2410 - "Review of Interim Financial Information Performed by the Independent Auditor of the Entity", respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently did not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Banco Santander (Brasil) S.A.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company and consolidated condensed interim financial statements referred to above do not present fairly, in all material respects, the financial position of Banco Santander (Brasil) S.A. and Banco Santander (Brasil) S.A. and its subsidiaries as at September 30, 2024, and the parent company financial performance for the three and nine-months periods then ended, and its cash flows for the nine-months period then ended, as well as the consolidated financial performance for the three and nine-months periods then ended, and the consolidated cash flows for the nine-months period then ended in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN).

Other matters

Condensed statements of value added

The condensed interim financial statements referred to above include the parent company and consolidated condensed statements of value added for the nine-month period ended September 30, 2024, prepared under the responsibility of the Bank's management and presented as supplementary information for purposes of the Brazilian Central Bank. These statements have been subjected to review procedures performed together with the review of the condensed interim financial statements for the purpose of concluding whether they are reconciled with the condensed interim financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in the accounting standard CPC 09 - "Statement of Value Added". Based on our review, nothing has come to our attention that causes us to believe that these statements of value added have not been properly prepared, in all material respects, in accordance with the criteria established in this accounting standard, and consistent with the parent company and consolidated condensed interim financial statements taken as a whole.

São Paulo, October 29, 2024

*Values expressed in thousands, except when indicated.
Condensed Balance Sheet

			Bank		Consolidated
	Explanatory Notes	09/30/2024	12/31/2023	09/30/2024	12/31/2023
Assets
Current and Non-Current		1,213,467,784	1,091,618,231	1,269,414,618	1,138,640,692
Availability	4	18,518,847	9,911,653	18,566,282	10,109,122
Financial Instruments		1,067,585,435	960,366,683	1,115,394,669	998,193,967
Interbank Liquidity Applications	5	209,330,166	171,248,893	149,638,541	113,860,885
Marketable securities	6.a	246,935,310	226,975,180	267,074,671	248,998,836
Derivative Financial Instruments	6.b	37,713,626	32,019,731	32,146,697	28,066,689
Credit Operations	7	365,346,393	354,093,609	449,704,968	427,599,259
Other Financial Assets	8	208,259,940	176,029,270	216,829,792	179,668,298
Leasing Operations		-	-	3,264,621	3,164,051
Provisions for Expected Losses Associated with Credit Risk	7.e	(30,574,718)	(31,163,480)	(34,501,919)	(35,375,068)
Other Assets	10	103,686,350	103,204,585	107,226,090	106,924,963
Tax Assets	9.a	54,251,870	49,298,790	59,464,875	55,623,657
Permanent		74,099,191	67,457,517	15,937,799	14,555,739
Investments		62,328,925	55,122,785	2,959,780	939,339
Interests in Affiliates and Subsidiaries	12.b	62,325,350	55,119,210	2,956,203	935,762
Other Investments		3,575	3,575	3,577	3,577
Fixed Assets in Use	13	4,561,152	5,251,777	4,966,922	5,654,848
Used Properties		2,362,415	2,385,144	2,603,011	2,617,403
Other Fixed Assets for Use		13,194,226	13,559,747	13,632,325	13,956,282
(Accumulated Depreciation)		(10,995,489)	(10,693,114)	(11,268,414)	(10,918,837)
Intangible	14	7,209,114	7,082,955	8,011,097	7,961,552
Goodwill on the Acquisition of Controlled Companies		27,220,515	27,220,515	28,273,815	28,276,124
Other Intangible Assets		15,206,790	14,016,884	15,835,318	14,619,846
(Accumulated Amortizations)		(35,218,191)	(34,154,444)	(36,098,036)	(34,934,418)
Total Assets		1,287,566,975	1,159,075,748	1,285,352,417	1,153,196,431
Management's explanatory notes are an integral part of the financial statements.

*Values expressed in thousands, except when indicated.

			Bank		Consolidated
	Explanatory Notes	09/30/2024	12/31/2023	09/30/2024	12/31/2023
Liabilities
Current and Non-Current		1,199,141,798	1,073,162,107	1,195,385,222	1,065,951,412
Deposits and Other Financial Instruments		1,108,680,670	994,574,532	1,086,581,326	967,725,045
Deposits	15	496,453,866	475,535,132	495,854,310	475,701,951
Open Market Funding	15	165,003,700	141,939,228	152,924,781	134,793,745
Loan Obligations	15	109,861,349	77,239,162	109,867,198	77,303,201
Obligations for Transfers from the Country - Official Institutions	15	9,148,944	12,332,678	9,148,944	12,332,678
Acceptance and Issuance Resources	15	165,934,254	167,198,665	153,699,315	149,203,270
Derivative Financial Instruments	6.b	37,829,209	30,051,184	31,076,982	25,606,801
Other Financial Liabilities	16.a	124,449,348	90,278,483	134,009,796	92,783,399
Other Liabilities	17	85,513,028	74,652,338	97,684,622	87,189,388
Provision for Tax Risks and Legal Obligations	18.b	2,676,935	2,326,237	2,878,616	2,521,560
Provision for Judicial and Administrative Proceedings - Labor and Civil Suits	18.b	5,954,037	5,734,590	6,608,325	6,188,861
Other Provisions	17	2,609,399	2,667,479	7,977,003	8,054,800
Several	17	74,272,657	63,924,032	80,220,678	70,424,167
Tax Liabilities	9.c	4,948,100	3,935,237	11,119,274	11,036,979

Net Equity	19	88,425,177	85,913,641	88,769,784	86,084,331
Capital Stock	19.a	65,000,000	55,000,000	65,000,000	55,000,000
Capital Reserves	19.c	528,597	600,931	535,342	607,676
Profit Reserves	19.c	28,096,089	34,974,116	28,096,089	34,823,270
Asset Valuation Adjustments		(6,347,370)	(3,554,623)	(6,082,586)	(3,239,832)
Retained earnings		2,021,223	-	2,094,301	-
(-) Treasury Shares	19.d	(873,362)	(1,106,783)	(873,362)	(1,106,783)

Participation of Minority Shareholders	19.e	-	-	1,197,411	1,160,688

Total Net Equity		88,425,177	85,913,641	89,967,195	87,245,019

Total Liabilities and Stockholders' Equity		1,287,566,975	1,159,075,748	1,285,352,417	1,153,196,431
Management's explanatory notes are an integral part of the financial statements.

*Values expressed in thousands, except when indicated.
Condensed Statement of Income

					Bank				Consolidated
	Explanatory Notes	07/01 to	01/01 to	07/01 to	01/01 to	07/01 to	01/01 to	07/01 to	01/01 to
		09/30/2024	09/30/2024	09/30/2023	09/30/2023	09/30/2024	09/30/2024	09/30/2023	09/30/2023
Financial Intermediation Revenue		28,684,352	128,897,641	41,582,155	84,455,757	31,889,225	138,119,716	43,598,122	92,899,666
Credit operations		16,798,900	58,308,418	19,066,153	50,304,530	21,275,622	71,467,652	22,654,344	61,000,135
Leasing Operations		-	-	-	-	112,760	322,481	121,025	337,847
Result of Operations with Securities	6.a.V	9,616,483	52,303,613	17,033,625	29,629,753	8,725,631	50,377,225	19,205,426	27,445,777
Result with Derivative Financial Instruments		(1,470,936)	7,046,264	2,305,081	(4,740,363)	(1,973,419)	4,687,780	(1,569,735)	(5,174,464)
Result of Foreign Exchange Operations		1,551,224	5,086,247	869,435	2,647,410	1,551,223	5,086,246	869,435	2,647,410
Result of Compulsory Applications		2,188,681	6,153,099	2,307,861	6,614,427	2,197,408	6,178,332	2,317,627	6,642,961
Financial Intermediation Expenses		(22,197,703)	(112,660,392)	(37,203,433)	(75,685,189)	(22,202,855)	(112,576,130)	(35,877,578)	(73,721,064)
Market Funding Operations	15.c	(17,843,177)	(77,476,557)	(26,939,807)	(56,912,272)	(17,064,908)	(74,839,540)	(24,844,206)	(52,627,289)
Result of Loan and Onlending Operations		(1,375,199)	(19,943,457)	(4,854,283)	(61,609)	(1,375,402)	(19,965,400)	(4,863,859)	(110,034)
Result of Operations with Sale or Transfer of Financial Assets		(167,974)	(744,859)	(162,926)	67,985	(172,608)	(965,637)	(131,816)	568,117
Provision for Associated Expected Losses	7.e	(2,811,353)	(14,495,519)	(5,246,417)	(18,779,293)	(3,589,937)	(16,805,553)	(6,037,697)	(21,551,858)
Gross Result of Financial Intermediation		6,486,649	16,237,249	4,378,722	8,770,568	9,686,370	25,543,586	7,720,544	19,178,602

Other Operating Income (Expenses)		(3,039,370)	(8,859,861)	(2,710,415)	(5,726,542)	(4,897,000)	(14,282,127)	(4,658,270)	(12,961,997)
Income from Services Rendered	21	3,286,837	9,628,663	3,072,957	8,451,261	4,236,496	12,349,206	3,823,638	10,644,687
Income from Bank Fees	21	1,229,682	3,550,721	1,190,024	3,501,769	1,511,725	4,347,278	1,414,908	4,103,355
Personnel Expenses	22	(1,691,643)	(5,173,967)	(1,694,842)	(5,070,851)	(2,386,697)	(7,231,732)	(2,277,512)	(6,806,055)
Other Administrative Expenses	23	(3,799,830)	(10,921,170)	(3,573,344)	(10,509,551)	(3,465,873)	(10,019,286)	(3,317,209)	(9,849,123)
Tax Expenses		(963,218)	(2,359,455)	(717,881)	(2,356,720)	(1,463,784)	(3,815,865)	(1,186,618)	(3,690,491)
Result of Interests in Affiliates and Subsidiaries	12.b	1,879,203	5,191,701	2,009,694	6,481,918	69,115	158,582	46,679	128,206
Other Operating Income (Expenses)	24	(2,980,401)	(8,776,354)	(2,997,023)	(6,224,368)	(3,397,982)	(10,070,310)	(3,162,156)	(7,492,576)
Operational Result		3,447,279	7,377,388	1,668,307	3,044,026	4,789,370	11,261,459	3,062,274	6,216,605

Non-Operating Result	25	46,715	2,022,750	24,340	94,153	65,891	2,062,880	20,258	1,228,901

Result before Taxation on Profit and Participations	9.d	3,493,994	9,400,138	1,692,647	3,138,179	4,855,261	13,324,339	3,082,532	7,445,506
Income Tax and Social Contribution		475,001	1,506,549	1,319,033	4,822,862	(629,830)	(1,643,731)	101,819	1,015,217
Provision for Income Tax		542,512	(45,144)	12,098	(9,669)	(139,600)	(2,028,731)	(643,764)	(2,047,384)
Provision for Social Contribution Tax		457,579	(1,373)	-	(14,267)	125,488	(1,023,885)	(352,622)	(976,482)
Deferred Tax Asset		(525,090)	1,553,066	1,306,935	4,846,798	(615,718)	1,408,885	1,098,205	4,039,083
Profit Sharing		(447,772)	(1,303,942)	(355,053)	(1,121,390)	(638,873)	(1,831,799)	(517,036)	(1,531,195)
Non Controlling Interest	19.e	-	-	-	-	(38,930)	(117,476)	(23,119)	(75,041)
Net Profit		3,521,223	9,602,745	2,656,627	6,839,651	3,547,628	9,731,333	2,644,196	6,854,487

Number of Shares (Thousand)	19.a	7,498,531	7,498,531	7,498,531	7,498,531
Net Profit per Lot of Thousand Shares (in R$)		469.59	1,280.62	354.29	912.13
Management's explanatory notes are an integral part of the financial statements.

*Values expressed in thousands, except when indicated.
Condensed Statement of Comprehensive Income

				Bank				Consolidated
	07/01 to	01/01 to	07/01 to	01/01 to	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2024	09/30/2024	09/30/2023	09/30/2023	09/30/2024	09/30/2024	09/30/2023	09/30/2023
Net Profit of the Period	3,521,223	9,602,745	2,656,627	6,839,651	3,547,628	9,731,333	2,644,196	6,854,487

Other Comprehensive Income that will be subsequently reclassified for profit or loss when specific conditions are met:	165,758	(1,330,615)	(451,351)	805,162	79,883	(1,380,622)	(417,496)	792,558
Financial Assets Available for Sale	53,365	(1,308,681)	(492,682)	320,637	(32,510)	(1,358,688)	(458,827)	308,033
Own	(56,790)	(2,297,729)	(878,330)	451,108	(168,069)	(2,556,916)	(869,209)	520,974
From Associated	21,227	(125,392)	(51,342)	59,886	—	—	—	—
Taxes	88,928	1,114,440	436,990	(190,357)	135,559	1,198,228	410,382	(212,941)

Cash Flow Hedge	112,393	(21,934)	41,331	484,525	112,393	(21,934)	41,331	484,525
Own	214,316	(41,825)	78,813	923,917	214,316	(41,825)	78,813	923,917
Taxes	(101,923)	19,891	(37,482)	(439,392)	(101,923)	19,891	(37,482)	(439,392)

Other Comprehensive Results that will not be reclassified to Net Income:	(1,360,554)	(1,462,132)	(17,735)	(440,299)	(1,360,554)	(1,462,132)	(17,735)	(440,299)
Benefits Plan	(1,335,244)	(1,169,690)	(17,735)	(440,299)	(1,335,244)	(1,169,690)	(17,735)	(440,299)
Own	(2,433,474)	(2,127,948)	(244)	(698,064)	(2,433,474)	(2,127,948)	(244)	(698,064)
Taxes	1,098,230	958,258	(17,491)	257,765	1,098,230	958,258	(17,491)	257,765

Other Asset Valuation Adjustments	(25,310)	(292,442)	—	—	(25,310)	(292,442)	—	—
Goodwill on acquisitions of subsidiaries	17,797	(256,937)	—	—	17,797	(256,937)	—	—
Others	(43,107)	(35,505)	—	—	(43,107)	(35,505)	—	—

Comprehensive Result for the Period	2,326,427	6,809,998	2,187,541	7,204,514	2,266,957	6,888,579	2,208,965	7,206,746
Attributable to parent company					2,228,027	6,771,103	2,185,846	7,131,705
Attributable to Minority Stockholders					38,930	117,476	23,119	75,041
Total					2,266,957	6,888,579	2,208,965	7,206,746
Management’s explanatory notes are an integral part of the financial statements.

*Values expressed in thousands, except when indicated.
Condensed Statement of Changes in Stockholders' equity - Bank

				Profit Reserves		Asset Valuation Adjustments
	Explanatory Notes	Capital Stock	Capital Reserves	Legal Reserve	Reserve for Equalization of Dividends	Own	Affiliates and Subsidiaries	Other Asset Valuation Adjustments	Accrued Profits	(-)Treasury Shares	Total
Balances on December 31, 2022		55,000,000	436,314	5,888,573	26,364,455	(1,209,880)	(410,083)	(2,884,458)	-	(1,219,316)	81,965,605
Benefits Plan for Employees		-	-	-	-	-	-	(440,299)	-	-	(440,299)
Treasury Shares	19.d	-	-	-	-	-	-	-	-	111,185	111,185
Result with Treasury Shares		-	27,275	-	-	-	-	-	-	-	27,275
Reservations for Share - Based Payment		-	65,776	-	-	-	-	-	-	-	65,776
Equity Valuation Adjustments - Securities and Derivative Financial Instruments		-	-	-	-	745,276	59,886	-	-	-	805,162
Reserve for Dividend Equalization		-	-	-	51,959	-	-	-	-	-	51,959
Net Profit		-	-	-	-	-	-	-	6,839,651	-	6,839,651
Destinations:
Legal Reserve	19.c	-	-	209,152	-	-	-	-	(209,152)	-	-
Interest on Equity	19.b	-	-	-	-	-	-	-	(4,700,000)	-	(4,700,000)
Reserve for Dividend Equalization	19.c	-	-	-	773,873	-	-	-	(773,873)	-	-
Balances as of September 30, 2023		55,000,000	529,365	6,097,725	27,190,287	(464,604)	(350,197)	(3,324,757)	1,156,626	(1,108,131)	84,726,314
Changes in the Period		-	93,051	209,152	825,832	745,276	59,886	(440,299)	1,156,626	111,185	2,760,709

Balances on December 31, 2023		55,000,000	600,931	6,331,785	28,642,331	245,210	(289,102)	(3,510,731)	-	(1,106,783)	85,913,641
Benefits Plan for Employees (1)	18.d.2	-	-	-	-	-	-	(1,169,690)	-	-	(1,169,690)
Treasury Shares	19.d	-	-	-	-	-	-	-	-	233,421	233,421
Result of Treasury Shares		-	38,409	-	-	-	-	-	-	-	38,409
Reservations for Share - Based Payment		-	(110,743)	-	-	-	-	-	-	-	(110,743)
Equity Valuation Adjustments - Securities and Derivative Financial Instruments		-	-	-	-	(1,205,223)	(125,392)	-	-	-	(1,330,615)
Equity Valuation Adjustments - Goodwill		-	-	-	-	-	-	(256,937)	-	-	(256,937)
Equity Valuation Adjustments - Others		-	-	-	-	-	-	(35,505)	-	-	(35,505)
Capital increase		10,000,000	-	-	(10,000,000)	-	-	-	-	-	-
Prescribed Dividends		-	-	-	40,451	-	-	-	-	-	40,451
Net Profit		-	-	-	-	-	-	-	9,602,745	-	9,602,745
Destinations:
Legal Reserve		-	-	480,137	-	-	-	-	(480,137)	-	-
Dividends and Interest on Equity	19.b	-	-	-	-	-	-	-	(4,500,000)	-	(4,500,000)
Reserve for Dividend Equalization		-	-	-	2,601,385	-	-	-	(2,601,385)	-	-
Balances as of September 30, 2024		65,000,000	528,597	6,811,922	21,284,167	(960,013)	(414,494)	(4,972,863)	2,021,223	(873,362)	88,425,177
Changes in the Period		10,000,000	(72,334)	480,137	(7,358,164)	(1,205,223)	(125,392)	(1,462,132)	2,021,223	233,421	2,511,536
(1) Includes the effects of the obligation created as a result of the transaction signed between Banco Santander, BANESPREV, AFABESP and legal advisors on June 27, 2024. See details in note 18, item d.2.
Management’s explanatory notes are an integral part of the financial statements.

*Values expressed in thousands, except when indicated.
Condensed Statement of Changes in Stockholders' equity – Consolidated

				Profit Reserves		Asset Valuation Adjustments
	Explanatory Notes	Capital Stock	Capital Reserves	Legal Reserve	Reserve for Dividend Equalization	Own	Other Asset Valuation Adjustments	Accrued Profits		(-)Treasury Shares	Net Equity	Minority Stockholders Interest	Total Net Equity
Balances on December 31, 2022		55,000,000	444,969	5,898,768	26,126,387	(1,304,436)	(2,884,458)	-		(1,219,316)	82,061,914	1,353,319	83,415,233
Employee Benefit Plans		-	-	-	-	-	(440,299)	-			(440,299)	-	(440,299)
Treasury Shares	19.d	-	-	-	-	-	-	-		111,185	111,185	-	111,185
Treasury Shares Result		-	27,276	-	-	-	-	-		-	27,276	-	27,276
Reserves for Share-Based Payment		-	63,865	-	-	-	-	-		-	63,865	-	63,865
Equity Valuation Adjustments - Securities and Derivative Financial Instruments		-	-	-	-	792,558	-	-		-	792,558	-	792,558
Prescribed Dividends		-	-	-	51,959	-	-	-		-	51,959	-	51,959
Net profit		-	-	-	-	-	-	6,854,487		-	6,854,487	-	6,854,487
Destinations:
Legal Reserve	19.c	-	-	342,724	-	-	-	(342,724)		-	-	-	-
Dividends	19.b	-	-	-	-	-	-	-		-	-	-	-
Interest on Capital	19.b	-	-	-	-	-	-	(4,700,000)	;	-	(4,700,000)	-	(4,700,000)
Reserve for Dividend Equalization	19.c	-	-	-	655,137	-	-	(655,137)		-	-	-	-
Unrealized Profit		-	-	-	242,482	-	-	(242,482)		-	-	-	-
Result of Minority Stockholders Interest	19.e	-	-	-	-	-	-	-		-		75,041	75,041
Others		-	-	-	(29,445)	-	-	-		-	(29,445)	(259,043)	(288,488)
Balances as of September 30, 2023		55,000,000	536,110	6,241,492	27,046,520	(511,878)	(3,324,757)	914,144		(1,108,131)	84,793,500	1,169,317	85,962,817
Changes in the Period		-	91,141	342,724	920,133	792,558	(440,299)	914,144		111,185	2,731,586	(184,002)	2,547,584
Management’s explanatory notes are an integral part of the financial statements.

*Values expressed in thousands, except when indicated.

				Profit Reserves		Asset Valuation Adjustments
	Explanatory Notes	Capital Stock	Capital Reserves	Legal Reserve	Reserve for Dividend Equalization	Own		Other Asset Valuation Adjustments		Accrued Profits	(-)Treasury Shares	Net Equity	Minority Stockholders Interest	Total Net Equity
Balances on December 31, 2023		55,000,000	607,676	6,347,451	28,475,819	270,899		(3,510,731)		-	(1,106,783)	86,084,331	1,160,688	87,245,019
Employee Benefit Plans	18.d.2	-	-	-	-	-		(1,169,690)		-	-	(1,169,690)	-	(1,169,690)
Treasury Shares	19.d	-	-	-	-	-		-		-	233,421	233,421	-	233,421
Result of Treasury Shares		-	38,409	-	-	-		-		-	-	38,409	-	38,409
Reservations for Share - Based Payment		-	(110,743)	-	-	-		-		-	-	(110,743)	-	(110,743)
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	(1,380,622)		-		-	-	(1,380,622)	-	(1,380,622)
Equity Valuation Adjustments - Goodwill		-	-	-	-	-		(256,937)		-	-	(256,937)	-	(256,937)
Equity Valuation Adjustments - Others		-	-	-	-	-		(35,505)		-	-	(35,505)	-	(35,505)
Prescribed Dividends		-	-	-	40,453	-		-		-	-	40,453	-	40,453
Capital increase		10,000,000	-	-	(10,000,000)	-	-	-	-	-	-	-	-	-
Net Income		-	-	-	-	-		-		9,731,333	-	9,731,333	-	9,731,333
Destinations:
Legal Reserve		-	-	486,567	-	-		-		(486,567)	-	-	-	-
Dividends and Interest on Equity	19.b	-	-	-	-	-		-		(4,500,000)		(4,500,000)	-	(4,500,000)
Reserve for Dividend Equalization		-	-	-	2,594,955	-		-		(2,594,955)	-	-	-	-
Unrealized Profit		-	-	-	150,844	-		-		(55,510)	-	95,334	-	95,334
Result of Minority Stockholders Interest	19.e	-	-	-	-	-		-		-	-	-	117,476	117,476
Others		-	-	-	-	-		-		-	-	-	(80,753)	(80,753)
Sale / Merger / Acquisition		-	-	-	-	-		-		-	-	-	(101,413)	(101,413)
Others		-	-	-	-	-		-		-	-	-	20,660	20,660
Balances as of September 30, 2024		65,000,000	535,342	6,834,018	21,262,071	(1,109,723)		(4,972,863)		2,094,301	(873,362)	88,769,784	1,197,411	89,967,195
Changes in the Period		10,000,000	(72,334)	486,567	(7,213,748)	(1,380,622)		(1,462,132)		2,094,301	233,421	2,685,453	36,723	2,722,176
(1) Includes the effects of the obligation created based on the transaction signed between Banco Santander, BANESPREV, AFABESP and legal advisors on June 27, 2024. See details in note 10, item b.2.
Management’s explanatory notes are an integral part of the financial statements.

*Values expressed in thousands, except when indicated.
Condensed Statement of Cash Flows

			Bank		Consolidated
	Explanatory Notes	01/01 to	01/01 to	01/01 to	01/01 to
		09/30/2024	09/30/2023	09/30/2024	09/30/2023
Operational Activities
Net Profit		9,602,745	6,839,651	9,731,333	6,854,487
Adjustment to Net Income		(16,636,974)	22,325,612	(8,072,006)	30,653,111
Provision for Expected Losses Associated with Credit Risk	7.e	14,495,519	18,779,293	16,805,553	21,551,858
Provision for Judicial and Administrative Proceedings and Legal Obligations	18.c	2,934,329	590,021	3,360,489	(1,308,268)
Monetary Updates of Provisions for Judicial and Administrative Proceedings and Legal Obligations	18.c	363,657	343,770	384,636	365,147
Deferred Taxes		(2,510,532)	(5,192,829)	(1,902,172)	(4,203,352)
Result of Interests in Affiliates and Subsidiaries	12.b	(5,191,701)	(6,481,918)	(158,582)	(128,206)
Depreciation and Amortization	23	2,391,093	2,312,076	2,582,439	2,501,847
Constitution (Reversal) of Provision for Losses on Non-Financial Assets Held for Sale	25	6,438	3,905	(47,088)	(22,487)
Result of Non-Financial Assets Held for Sale		(139,198)	(48,765)	(80,404)	(50,021)
Result of Investments	25	(1,929,980)	-	(1,929,751)	-
Judicial Deposit Update		(412,166)	(464,769)	(521,394)	(568,615)
Result in Financial Guarantees Provided		(18,169)	111,638	(18,169)	111,638
Update of Taxes to Offset		(185,842)	(390,503)	(224,356)	(435,199)
Effects of Exchange Rate Changes on Cash and Cash Equivalents		405	(5,764)	405	(5,764)
Effects of Exchange Rate Changes on Assets and Liabilities		(26,479,185)	12,742,182	(26,479,185)	12,742,182
Others		38,358	27,275	155,573	102,351
Changes in Assets and Liabilities		32,451,633	24,889,563	15,945,275	22,067,930
Reduction (increase) in Interbank Liquidity Applications		(23,188,909)	1,286,494	(22,187,997)	(2,797,103)
Reduction (increase) in Securities and Derivative Financial Instruments		(21,230,210)	(22,760,572)	(20,813,895)	(29,636,107)
Reduction (increase) in Credit and Leasing Operations		(24,924,247)	(25,513,172)	(38,469,509)	(28,811,670)
Reduction (increase) in Others - Provisions for Expected Losses Associated with Credit Risk		(450,895)	316,310	(462,675)	316,311
Reduction (increase) in Deposits at the Central Bank		(10,886,464)	(10,311,266)	(10,911,374)	(10,279,637)
Reduction (increase) in Other Financial Assets		(16,421,585)	36,285,322	(21,325,270)	34,932,710
Reduction (increase) in Prepaid Expenses		(245,102)	(186,765)	(309,861)	(255,236)
Reduction (increase) in Other Assets		(184,270)	(7,482,026)	2,045,670	(2,704,719)
Reduction (increase) in Current Tax Assets		(404,448)	(575,974)	(319,236)	(999,062)
Net Change in Other Interbank Relations and Interdependencies		1,504,120	(200,499)	1,501,890	(206,743)
Increase (decrease) in Deposits		20,918,734	46,614,178	20,152,359	44,598,803
Increase (decrease) in Open Market Funding		23,064,472	26,668,250	18,131,036	26,097,284
Increase (decrease) in Obligations for Loans and Onlendings		27,472,335	11,079,417	27,414,145	11,061,343
Increase (decrease) in Other Financial Liabilities		19,551,731	(52,081,795)	26,607,264	(52,761,069)
Increase (decrease) in Other Liabilities		37,581,435	21,417,196	35,021,651	30,316,709
Increase (decrease) in Current Tax Liabilities		571,740	525,072	2,926,839	6,208,567
Tax Paid		(276,804)	(190,607)	(3,055,762)	(3,012,451)
Net Cash Originated (Applied) in Operational Activities		25,417,404	54,054,826	17,604,602	59,575,528
Investing Activities
Capital Increase (Decrease) in Equity in Affiliates and Subsidiaries		(577,000)	(49,200)	(5,000)	-
Acquisition of Interests		(424,495)	(54)	(114,020)	(5,054)
Acquisition of Fixed Assets		(318,001)	(739,198)	(393,995)	(876,529)
Investments in Intangible Assets		(1,642,941)	(1,112,358)	(1,825,994)	(1,240,001)
Net Cash Received on Disposal of Investments		-	-	-	132
Disposal of Interests in Affiliates and Subsidiaries		71,883	-	-	137,821
Dividends and Interest on Equity Received		647,232	725,560	374,292	89,775
Disposal of Non-Financial Assets Held for Sale		540,482	287,136	590,708	355,919
Disposal of Fixed Assets		149,883	144,312	192,591	259,013
Disposal of Intangible Assets		13,055	(561,931)	111,570	(510,125)
Net Cash Originated (Applied) in Investing Activities		(1,539,902)	(1,305,733)	(1,069,848)	(1,789,049)

*Values expressed in thousands, except when indicated.

Financing Activities
Acquisition and Sale of Own Shares	19.d	233,421	111,185	233,421	111,185
Issuance of Equity-Eligible Debt Instruments		7,600,200	—	7,600,200	—
Long-Term Bond Issuances		11,835,282	44,962,725	13,375,638	46,219,163
Long-Term Obligation Payments		(16,200,167)	(30,234,288)	(11,328,112)	(35,251,221)
Dividends and Interest on Capital Paid		(3,846,275)	(3,641,131)	(4,267,263)	(4,270,481)
Increase (decrease) in Minority Participation		—	—	(101,414)	(136,603)
Net Cash Originated (Applied) in Financing Activities		(377,539)	11,198,491	5,512,470	6,672,043
Exchange Variation on Cash and Cash Equivalents		(405)	5,764	(405)	5,764
Net Increase (Decrease) in Cash and Cash Equivalents		23,499,558	63,953,348	22,046,819	64,464,286
Cash and Cash Equivalents at the Beginning of the Period	4	90,465,192	50,767,409	90,207,701	49,938,071
Cash and Cash Equivalents at the End of the Period	4	113,964,750	114,720,757	112,254,520	114,402,357
Management’s explanatory notes are an integral part of the financial statements.

*Values expressed in thousands, except when indicated.
Condensed Statement of Added Value

					Bank			Consolidated
	Explanatory Notes	01/01 to		01/01 to		01/01 to		01/01 to
		09/30/2024		09/30/2023		09/30/2024		09/30/2023
Revenue from Financial Intermediation		128,897,641		84,455,757		138,119,716		92,899,666
Income from Provision of Services and Income from Bank Fees	21	13,179,384		11,953,030		16,696,484		14,748,042
Provision for Expected Losses Associated with Credit Risk	7.e	(14,495,519)		(18,779,293)		(16,805,553)		(21,551,858)
Other Income and Expenses		(6,753,604)		(6,130,215)		(8,007,430)		(6,263,675)
Financial Intermediation Expenses		(96,831,216)		(53,281,286)		(94,724,024)		(48,032,944)
Third Party Inputs		(7,985,941)		(7,542,677)		(6,874,972)		(6,678,965)
Material, Energy and Others		(211,290)		(207,956)		(223,197)		(219,601)
Third Party Services, Transport, Security and Financial System	23	(3,458,338)		(2,428,045)		(2,936,148)		(1,919,074)
Others		(4,316,313)		(4,906,676)		(3,715,627)		(4,540,290)
Gross Value Added		16,010,745		10,675,316		28,404,221		25,120,266
Depreciation and Amortization	23	(2,391,093)		(2,312,076)		(2,582,439)		(2,501,847)
Net Value Added Produced		13,619,652		8,363,240		25,821,782		22,618,419
Added Value Received in Transfer of Result of Interests in Affiliates and Subsidiaries	12.b	5,191,701		6,481,918		158,582		128,206
Total Added Value to Distribute		18,811,353		14,845,158		25,980,364		22,746,625
Distribution of Added Value
Personnel		5,796,393	30.8%	5,519,487	37.2%	8,089,359	31.1%	7,417,600	32.6%
Compensation	22	3,330,331		3,047,677		4,423,085		3,935,514
Benefits	22	859,366		864,918		1,297,359		1,242,531
Service Time Guarantee Fund (FGTS)		282,299		287,184		421,247		407,161
Others		1,324,397		1,319,708		1,947,668		1,832,394
Taxes, fees and contributions		2,868,079	15.2%	1,831,222	12.3%	7,480,321	28.8%	7,731,186	34.0%
Federal		2,261,462		1,288,500		6,657,419		7,009,117
State		494		417		523		532
Municipal		606,123		542,305		822,380		721,537
Third Party Capital Compensation - Rentals	23	544,136	2.9%	654,798	4.4%	561,875	2.2%	668,311	2.9%
Own Capital Compensation		9,602,745	51.0%	6,839,651	46.1%	9,848,809	37.9%	6,929,528	30.5%
Interest on Equity	19.b	4,500,000		4,700,000		4,500,000		4,700,000
Reinvestment of Profits		5,102,745		2,139,651		5,466,285		2,304,569
Result of Minority Shareholders' Participations	19.e	-		-		(117,476)		(75,041)
Total		18,811,353	100.0%	14,845,158	100.0%	25,980,364	100.0%	22,746,625	100.0%
Management’s explanatory notes are an integral part of the financial statements.

*Values expressed in thousands, except when indicated.
1.Operational Context

Banco Santander (Brasil) S.A. (Banco Santander or Banco), directly and indirectly controlled by Banco Santander, S.A., headquartered in Spain (Banco Santander Spain), is the leading institution of the Prudential Conglomerate before the Central Bank of Brazil (Bacen), constituted as a joint-stock company, with headquarters at Avenida Presidente Juscelino Kubitschek, 2041, Cj.281, Bloco A, Cond. Wtorre JK – Vila Nova Conceição – São Paulo - SP. Banco Santander operates as a multiple bank and carries out its operations through commercial, investment, credit, financing and investment, real estate credit, leasing and foreign exchange portfolios. Through controlled companies, it also operates in the payment institution, consortium management, securities brokerage, insurance brokerage, consumer financing, digital platforms, benefits management, management and recovery of non-performing credit, capitalization and private pension markets, and provision and administration of food, meal and other vouchers. Operations are conducted in the context of a group of institutions that operate integrated in the financial market. The benefits and costs corresponding to the services provided are absorbed between them and are realized in the normal course of business and under commutative conditions.
2.Presentation of Financial Statements

a)Presentation of Financial Statements

The individual and consolidated financial statements of Banco Santander, which include its branches abroad (Bank) and the consolidated statements (Consolidated), were prepared in accordance with the accounting practices adopted in Brazil, established by the Brazilian Corporation Law, in conjunction with the standards of the National Monetary Council (CMN), the Central Bank of Brazil (BACEN) and the document model provided for in the Accounting Plan of Institutions of the National Financial System (COSIF), of the Securities and Exchange Commission (CVM), insofar as they do not conflict with the standards issued by BACEN and highlight all relevant information specific to the financial statements, which are consistent with that used by the Administration in its management.

In preparing the individual and consolidated financial statements, equity interests, relevant balances receivable and payable, revenues and expenses arising from transactions between branches in the country, branches abroad and subsidiaries, unrealized results between these companies and highlighted the participation of minority shareholders in net equity and results. These statements include the Bank and its controlled companies, and the investment funds indicated in Note 13, where the Santander Conglomerate companies are the main beneficiaries or holders of the main obligations. The portfolios of these investment funds are classified by type of operation and are distributed in the same categories in which they were originally allocated.

The preparation of financial statements requires the adoption of estimates by Management, impacting certain assets and liabilities, disclosures about provisions and contingent liabilities and revenues and expenses in the periods shown. Since Management's judgment involves estimates relating to the probability of occurrence of future events, the actual amounts may differ from these estimates, the main ones being provision for expected losses associated with credit risk, realization of deferred tax assets, provision for legal proceedings, civil, tax and labor, pension plan and the fair value of financial assets.

The Board of Directors authorized the issuance of individual and consolidated financial statements for the semester ended September 30, 2024, at the meeting held on October 28, 2024.

The Consolidated Interim Financial Statements prepared based on the international accounting standard issued by the International Accounting Standards Board (IASB) for the semester ended September 30, 2024, will be disclosed, at the electronic address www.santander.com.br/ri.

b)New standards issued with future validity.

CMN Resolution No. 4,966/2021, and updated brought by Resolution No. 5,100/2023, distributed the tax concepts and criteria applicable to financial instruments, as well as for the designation and recognition of protection relationships (hedge accounting) , harmonizing the COSIF accounting criteria to the requirements of the international standard IFRS 9 as of January 1, 2025. Among the main changes is the classification of financial instruments, recognition of interest in case of delay, calculation of the contractual effective rate, write-off of losses and recognition of provision and classification of operations with credit problems.

The adoption of CMN Resolution No. 4,966/2021, Law No. 14,467/2022 and other related regulations, including the reformulation of the list of COSIF accounts, are contained in Banco Santander's Implementation Plan. The Implementation Plan for the aforementioned regulations at Banco Santander is segregated into three pillars: (i) Organization and Governance: Forums and Committees made up of different hierarchical levels dedicated to defining and monitoring implementation; (ii) Processes and Systems: Mapping impacts and implementing changes to processes and systems; and (iii) Models and Criteria: Review and update of models and criteria used in accounting estimates.

Law No. 14,467/2022 changed the tax treatment applicable to losses incurred when receiving credits arising from the activities of financial institutions and others authorized to operate by BACEN. This law will come into force from January 1, 2025.
The Implementation Plan schedule is in progress, and still depends on standards to be issued by BACEN. The impacts on the Financial Statements will be disclosed in a timely manner after the complete definition of the regulatory framework.

*Values expressed in thousands, except when indicated.

CMN Resolution No. 4,975/2021, and updates brought by Resolution No. 5,101/2023, establishes compliance with the Technical Pronouncement of the Accounting Pronouncements Committee (CPC) 06 (R2) – Leases, in the recognition, measurement, presentation and disclosure of leasing operations from January 1, 2025. Banco Santander evaluated the impacts and does not expect relevant changes. The effects will the necessary to comply with this standard. The effects will be opportunely disclosed after the definition of the regulatory framework.

c)Functional and Presentation Currency

The financial statements are presented in Reais, the functional currency, including Banco Santander, and its subsidiaries, and its branches abroad.

Transactions in foreign currency, upon initial recognition, are converted using the exchange rate on the date of the transaction.

Exchange rate variations on these transactions and on the conversion of Assets and Liabilities in foreign currency into the functional currency are recognized in the Income Statement. Exchange rate variations related to Cash Flow Hedge are recognized in stockholders Equity.

3. Main Accounting Policies

There were no significant changes in the accounting practices and policies adopted by the Bank for the period ended September 30, 2024. With the exception of the changes mentioned in the following paragraphs, the other accounting practices adopted by the Bank are described in explanatory note 3 of the individual financial statements and consolidated as of June 30, 2024.

4.Cash and Cash Equivalents

				Bank
	09/30/2024	12/31/2023	09/30/2023	12/31/2022
Availabilities	18,518,847	9,911,653	13,237,565	14,352,187
Interbank Liquidity Investments	95,445,903	80,553,539	101,483,192	36,415,222
Investments in the Open Market	77,879,453	65,766,340	89,106,436	27,344,519
Investments in Interbank Deposits	2,774,555	1,007,830	539,180	1,241,815
Investments in Foreign Currencies	14,791,895	13,779,369	11,837,576	7,828,888
Total	113,964,750	90,465,192	114,720,757	50,767,409

				Consolidated
	09/30/2024	12/31/2023	09/30/2023	12/31/2022
Availabilities	18,566,282	10,109,122	13,250,112	14,420,204
Interbank Liquidity Investments	93,688,238	80,098,579	101,152,245	35,517,867
Investments in the Open Market	77,879,453	65,766,340	89,106,436	27,344,519
Investments in Interbank Deposits	1,016,890	552,870	208,233	344,460
Investments in Foreign Currencies	14,791,895	13,779,369	11,837,576	7,828,888
Total	112,254,520	90,207,701	114,402,357	49,938,071
Information relating to September 30, 2023 and December 31, 2022 is presented to inform the composition of the opening balances of Cash and Cash Equivalents presented in the Cash Flow Statements.

*Values expressed in thousands, except when indicated.

5.Interbank Liquidity Investments

					Bank
				09/30/2024	12/31/2023
	Up to 3 Months	From 3 to 12 Months	More than 12 months	Total	Total
Investments in Open Market	126,565,844	999,995	-	127,565,839	91,456,976
Own Resources	6,510,850	-	-	6,510,850	11,381,408
National Treasury Bills - LTN	1,349,462	-	-	1,349,462	4,162,832
National Treasury Notes - NTN	883,748	-	-	883,748	6,443,780
Financial Treasury Bills - LFT	4,277,640	-	-	4,277,640	774,796
Financed Position	89,286,971	999,995	-	90,286,966	62,025,096
National Treasury Bills - LTN	36,665,289	150,000	-	36,815,289	20,784,154
National Treasury Notes - NTN	30,957,645	849,995	-	31,807,640	31,558,586
Financial Treasury Bills - LFT	21,664,037	-	-	21,664,037	9,682,356
Short Position	30,768,023	-	-	30,768,023	18,050,472
National Treasury Bills - LTN	11,925,629	-	-	11,925,629	5,429,226
National Treasury Notes - NTN	18,842,394	-	-	18,842,394	12,621,246
Investments in Interbank Deposits	12,868,709	28,922,202	25,181,521	66,972,432	66,012,548
Investments in Foreign Currency	14,791,895	-	-	14,791,895	13,779,369
Total	154,226,448	29,922,197	25,181,521	209,330,166	171,248,893

					Consolidated
				09/30/2024	12/31/2023
	Up to 3 Months	From 3 to 12 Months	More than 12 months	Total	Total
Investments in Open Market	127,688,194	-	-	127,688,194	91,886,844
Own Resources	6,633,205	-	-	6,633,205	11,381,409
National Treasury Bills - LTN	1,469,161	-	-	1,469,161	4,162,832
National Treasury Notes - NTN	884,403	-	-	884,403	6,443,780
Financial Treasury Bills - LFT	4,279,641	-	-	4,279,641	774,797
Financed Position	90,286,966	-	-	90,286,966	62,454,963
National Treasury Bills - LTN	36,815,289	-	-	36,815,289	20,784,306
National Treasury Notes - NTN	31,807,640	-	-	31,807,640	31,988,301
Financial Treasury Bills - LFT	21,664,037	-	-	21,664,037	9,682,356
Short Position	30,768,023	-	-	30,768,023	18,050,472
National Treasury Bills - LTN	11,925,629	-	-	11,925,629	5,429,226
National Treasury Notes - NTN	18,842,394	-	-	18,842,394	12,621,246
Investments in Interbank Deposits	1,859,203	2,371,070	2,928,179	7,158,452	8,194,672
Investments in Foreign Currency	14,791,895	-	-	14,791,895	13,779,369
Total	144,339,292	2,371,070	2,928,179	149,638,541	113,860,885

*Values expressed in thousands, except when indicated.
6.Securities and Derivative Financial Instruments
a) Bonds and Securities
I) Portfolio Summary by Categories

					Bank					Consolidated
				09/30/2024	12/31/2023				09/30/2024	12/31/2023
		Adjustment to Market Value					Adjustment to Market Value
	Amortized Cost Value	Result	Net Equity	Book Value	Book Value	Amortized Cost Value	Result	Net Equity	Book Value	Book Value
Securities for Trading	86,988,757	(956,826)	-	86,031,931	77,473,966	98,462,358	(15,453)	-	98,446,905	88,768,509
Public titles	72,743,728	(1,157,161)	-	71,586,567	66,080,225	80,671,853	(124,224)	-	80,547,629	74,663,588
Private Securities	14,245,029	200,335	-	14,445,364	11,393,741	17,790,505	108,771	-	17,899,276	14,104,921
Securities Available for Sale	134,144,216	(19,860)	(1,227,329)	132,897,027	120,585,604	143,195,845	(135,636)	(1,924,522)	141,135,687	131,314,717
Public titles	69,860,183	-	(1,812,522)	68,047,661	56,076,980	79,873,555	-	(2,566,490)	77,307,065	65,580,863
Private Securities	64,284,033	(19,860)	585,193	64,849,366	64,508,624	63,322,290	(135,636)	641,968	63,828,622	65,733,854
Securities held until maturity	28,006,352	-	-	28,006,352	28,915,610	27,492,079	-	-	27,492,079	28,915,610
Public titles	27,481,574	-	-	27,481,574	28,915,610	27,481,574	-	-	27,481,574	28,915,610
Private Securities	524,778	-	-	524,778	-	10,505	-	-	10,505	-
Total Bonds and Securities	249,139,325	(976,686)	(1,227,329)	246,935,310	226,975,180	269,150,282	(151,089)	(1,924,522)	267,074,671	248,998,836
II) Securities for Trading

										Bank
			09/30/2024	12/31/2023	Opening by Maturity					09/30/2024
Securities for Trading	Amortized Cost Value	Adjustment to Market Value - Result	Book Value	Book Value	No Maturity	Up to 3 Months	From 3 to 12 Months	From 1 to 3 Years	More than 3 Years	Total
Public Securities	72,743,728	(1,157,161)	71,586,567	66,080,225	-	8,912,776	9,896,100	11,066,615	41,711,076	71,586,567
Financial Treasury Bills - LFT	9,710,625	6,958	9,717,583	3,884,114	-	-	2,686,801	1,420,139	5,610,643	9,717,583
National Treasury Notes - NTN	44,951,825	(1,117,556)	43,834,269	45,518,819	-	174,206	3,340,530	5,593,197	34,726,336	43,834,269
National Treasury Bills - LTN	17,232,313	(49,387)	17,182,926	15,998,947	-	8,736,031	3,022,757	4,050,907	1,373,231	17,182,926
Agrarian Debt Bonds - TDA	6,229	(20)	6,209	10,952	-	2,539	786	2,372	512	6,209
Brazilian External Debt Securities	286	68	354	359	-	-	-	-	354	354
North American External Debt Securities	842,450	2,776	845,226	667,034	-	-	845,226	-	-	845,226
Private Securities	14,245,029	200,335	14,445,364	11,393,741	1,231,566	45,899	6,608	115,967	13,045,324	14,445,364
Shares	1,028,294	(199,304)	828,990	816,300	828,990	-	-	-	-	828,990
Agribusiness Receivables Certificates - CRA	500,876	(3,127)	497,749	894,851	-	2,873	4,104	112,519	378,253	497,749
Real Estate Receivables Certificates - CRI	206,857	(5,046)	201,811	422,192	-	-	557	1,173	200,081	201,811

*Values expressed in thousands, except when indicated.

Investment Fund Shares	379,803	22,773	402,576	644,639	402,576	-	-	-	-	402,576
Eurobonds	1,076	138	1,214	-	-	-	-	-	1,214	1,214
Debêntures	12,093,505	377,347	12,470,852	8,457,618	-	854	1,947	2,275	12,465,776	12,470,852
Agricultural Deposit Certificate - WA	34,618	7,554	42,172	158,141	-	42,172	-	-	-	42,172
Total	86,988,757	(956,826)	86,031,931	77,473,966	1,231,566	8,958,675	9,902,708	11,182,582	54,756,400	86,031,931

										Consolidated
			09/30/2024	12/31/2023	By Maturity					09/30/2024
Securities for Trading	Amortized Cost Value	Adjustment to Market Value - Result	Book Value	Book Value	No Maturity	Up to 3 Months	From 3 to 12 Months	From 1 to 3 Years	More than 3 Years	Total
Government Securities	80,671,853	(124,224)	80,547,629	74,663,588	-	8,912,776	10,779,860	16,063,875	44,791,118	80,547,629
National Treasury Bills - LFT	14,383,050	1,101,940	15,484,990	10,249,701	-	-	3,286,290	5,319,070	6,879,630	15,484,990
National Treasury Notes - NTN	46,889,187	(1,243,864)	45,645,323	47,469,734	-	174,206	3,340,529	5,593,197	36,537,391	45,645,323
Letras do Tesouro Nacional - LTN	18,550,651	14,876	18,565,527	16,265,807	-	8,736,031	3,307,029	5,149,236	1,373,231	18,565,527
Agricultural Debt Securities - TDA	6,229	(20)	6,209	10,952	-	2,539	786	2,372	512	6,209
Brazilian Foreign Debt Bonds	286	68	354	359	-	-	-	-	354	354
North American Foreign Debt Notes	842,450	2,776	845,226	667,035	-	-	845,226	-	-	845,226
Private Securities	17,790,505	108,771	17,899,276	14,104,921	3,296,048	48,246	7,162	305,698	14,242,122	17,899,276
Shares	2,743,911	(199,304)	2,544,607	1,913,255	2,544,607	-	-	-	-	2,544,607
Bank Deposit Certificates - CDB	16,934	-	16,934	838	-	132	47	16,578	177	16,934
Agribusiness Receivables Certificates - CRA	501,154	(3,127)	498,027	894,851	-	2,894	4,105	112,548	378,480	498,027
Certificates of Real Estate Receivables - CRI	207,172	(5,046)	202,126	422,192	-	-	557	1,174	200,395	202,126
Eurobonds	1,076	138	1,214	-	-	-	-	-	1,214	1,214
Investment Fund Shares	790,676	22,773	813,449	972,573	751,441	-	-	-	62,008	813,449
Financial bills - LF	3,884	-	3,884	-	-	2,169	505	593	617	3,884
Debentures	13,461,055	284,747	13,745,802	9,743,071	-	854	1,948	174,805	13,568,195	13,745,802
Commercial Notes	30,000	1,036	31,036	-	-	-	-	-	31,036	31,036
Structured Operations Certificate - COE	25	-	25	-	-	25	-	-	-	25
Agricultural Deposit Certificate - WA	34,618	7,554	42,172	158,141	-	42,172	-	-	-	42,172
Total	98,462,358	(15,453)	98,446,905	88,768,509	3,296,048	8,961,022	10,787,022	16,369,573	59,033,240	98,446,905
* For the purposes of Financial Statements, Securities Held for Trading are presented in the Balance Sheet in full in the short term.

*Values expressed in thousands, except when indicated.

III) Securities Available for Sale

											Bank
				09/30/2024	12/31/2023	Opening by Maturity					09/30/2024
		Adjustment to Market Value Reflected in:
Securities Available for Sale	Amortized Cost Value	Result	Net Equity	Book Value	Book Value	No Maturity	Up to 3 Months	From 3 to 12 Months	From 1 to 3 Years	More than 3 Years	Total
Public Securities	69,860,183	-	(1,812,522)	68,047,661	56,076,980	-	-	9,896,868	37,719,605	20,431,188	68,047,661
Securitized Credit	11	-	(11)	-	-	-	-	-	-	-	-
Financial Treasury Bills - LFT	32,883,318	-	79,855	32,963,173	26,123,786	-	-	8,140,638	20,804,436	4,018,099	32,963,173
National Treasury Bills - LTN	22,986,293	-	(609,117)	22,377,176	10,469,947	-	-	-	16,915,169	5,462,007	22,377,176
National Treasury Notes - NTN	12,909,760	-	(1,285,025)	11,624,735	11,947,306	-	-	1,457,638	-	10,167,097	11,624,735
Brazilian External Debt Securities	1,080,801	-	1,776	1,082,577	960,125	-	-	298,592	-	783,985	1,082,577
Spanish External Debt Bonds	-	-	-	-	2,809,952	-	-	-	-	-	-
North American External Debt Securities	-	-	-	-	3,765,864	-	-	-	-	-	-
Private Securities	64,284,033	(19,860)	585,193	64,849,366	64,508,624	7,230,167	2,273,186	16,429,587	14,188,417	24,728,009	64,849,366
Shares	28,419	-	(15,646)	12,773	6	12,773	-	-	-	-	12,773
Rural Product Certificate - CPR	25,670,670	-	(264,012)	25,406,658	24,664,608	-	2,048,838	9,223,758	8,624,126	5,509,936	25,406,658
Agribusiness Receivables Certificates - CRA	18,704	-	(45)	18,659	131,711	-	11,322	-	7,337	-	18,659
Real Estate Receivables Certificates - CRI	1,851	-	(337)	1,514	1,762	-	-	-	-	1,514	1,514
Investment Fund Shares	7,217,394	-	-	7,217,394	1,317,920	7,217,394	-	-	-	-	7,217,394
Debentures	23,605,652	(19,860)	708,677	24,294,469	32,314,842	-	170,522	3,348,933	3,441,378	17,333,636	24,294,469
Eurobonds	3,519,290	-	136,536	3,655,826	3,265,754	-	-	3,406,140	5,674	244,012	3,655,826
Commercial Note	2,841,868	-	(9,002)	2,832,866	2,237,675	-	-	113,741	1,445,476	1,273,649	2,832,866
Promissory Notes - NP	1,380,185	-	29,022	1,409,207	574,346	-	42,504	337,015	664,426	365,262	1,409,207
Total	134,144,216	(19,860)	(1,227,329)	132,897,027	120,585,604	7,230,167	2,273,186	26,326,455	51,908,022	45,159,197	132,897,027

*Values expressed in thousands, except when indicated.

											Consolidated
				09/30/2024	12/31/2023	Opening by Maturity					09/30/2024
		Adjustment to Market Value Reflected in:
Securities Available for Sale	Amortized Cost Value	Result	Net Equity	Book Value	Book Value	No Maturity	Up to 3 Months	From 3 to 12 Months	From 1 to 3 Years	More than 3 Years	Total
Public Securities	79,873,555	-	(2,566,490)	77,307,065	65,580,863	-	10,649	11,583,020	43,179,576	22,533,820	77,307,065
Securitized Credit	11	-	(11)	-	-	-	-	-	-	-	-
Financial Treasury Bills - LFT	39,716,252	-	84,505	39,800,757	32,179,254	-	10,649	9,499,894	26,156,680	4,133,534	39,800,757
National Treasury Bills - LTN	22,986,293	-	(609,117)	22,377,176	11,263,902	-	-	-	16,915,169	5,462,007	22,377,176
National Treasury Notes - NTN	16,090,198	-	(2,043,643)	14,046,555	14,601,764	-	-	1,784,534	107,727	12,154,294	14,046,555
Brazilian External Debt Securities	1,080,801	-	1,776	1,082,577	960,125	-	-	298,592	-	783,985	1,082,577
Spanish External Debt Bonds	-	-	-	-	2,809,952	-	-	-	-	-	-
North American External Debt Securities	-	-	-	-	3,765,866	-	-	-	-	-	-
Private Securities	63,322,290	(135,636)	641,968	63,828,622	65,733,854	1,679,134	2,273,186	16,429,913	16,172,172	27,274,217	63,828,622
Shares	713,321	-	40,423	753,744	6	753,744	-	-	-	-	753,744
Rural Product Certificate - CPR	25,670,670	-	(264,012)	25,406,658	24,664,608	-	2,048,838	9,223,758	8,624,126	5,509,936	25,406,658
Agribusiness Receivables Certificates - CRA	18,704	-	(45)	18,659	194,205	-	11,322	-	7,337	-	18,659
Real Estate Receivables Certificates - CRI	1,851	-	(337)	1,514	1,762	-	-	-	-	1,514	1,514
Investment Fund Shares	1,129,312	-	(1,917)	1,127,395	1,238,583	925,390	-	-	202,005	-	1,127,395
Debentures	27,458,501	(135,636)	708,086	28,030,951	33,282,680	-	170,522	3,348,934	4,631,714	19,879,781	28,030,951
Eurobonds	3,519,290	-	136,536	3,655,826	3,265,754	-	-	3,406,140	5,674	244,012	3,655,826
Commercial Note	3,420,493	-	(5,788)	3,414,705	2,511,691	-	-	113,741	2,027,316	1,273,648	3,414,705
Promissory Notes - NP	1,380,185	-	29,022	1,409,207	574,346	-	42,504	337,015	664,426	365,262	1,409,207
Bank Deposit Certificates - CDB	9,963	-	-	9,963	-	-	-	325	9,574	64	9,963
Structured Operations Certificate - COE	-	-	-	-	219	-	-	-	-	-	-
Total	143,195,845	(135,636)	(1,924,522)	141,135,687	131,314,717	1,679,134	2,283,835	28,012,933	59,351,748	49,808,037	141,135,687

*Values expressed in thousands, except when indicated.

IV) Securities held until maturity

							Bank
				Opening by Maturity			09/30/2024

	Amortized/Book Value Cost		Up to 3 Months	From 3 to 12 Months	From 1 to 3 Years	More than 3 Years
Securities held until maturity (1)	09/30/2024	12/31/2023					Total
Government Securities	27,481,574	28,915,610	20,553,911	4,707,124	986,752	1,233,787	27,481,574
National Treasury Bills - LTN	-	11,108,077	-	-	-	-	-
National Treasury Notes - NTN	202,096	4,274,359	-	-	-	202,096	202,096
Certificates of Salary Variation - CVS	11,990	13,402	-	-	11,990	-	11,990
Mexican External Debt Bonds	2,550,679	2,548,055	2,550,679	-	-	-	2,550,679
Spanish External Debt Bonds	18,003,232	4,925,839	18,003,232	-	-	-	18,003,232
Brazilian External Debt Securities	6,713,577	6,045,878	-	4,707,124	974,762	1,031,691	6,713,577
Private Titles	524,778	-	-	-	-	524,778	524,778
Debêntures	524,778	-	-	-	-	524,778	524,778
Total	28,006,352	28,915,610	20,553,911	4,707,124	986,752	1,758,565	28,006,352

							Consolidated
				Opening by Maturity			09/30/2024

	Amortized/Book Value Cost		Up to 3 Months	From 3 to 12 Months	From 1 to 3 Years	More than 3 Years
Securities held until maturity (1)	09/30/2024	12/31/2023					Total
Public Securities	27,481,574	28,915,610	20,553,911	4,707,124	986,752	1,233,787	27,481,574
National Treasury Bills - LTN	-	11,108,077	-	-	-	-	-
National Treasury Notes - NTN	202,096	4,274,359	-	-	-	202,096	202,096
Certificates of Salary Variation - CVS	11,990	13,402	-	-	11,990	-	11,990
Mexican External Debt Bonds	2,550,679	2,548,055	2,550,679	-	-	-	2,550,679
Spanish Debt Bonds	18,003,232	4,925,839	18,003,232	-	-	-	18,003,232
Brazilian External Debt Securities	6,713,577	6,045,878	-	4,707,124	974,762	1,031,691	6,713,577
Private Titles	10,505	-	-	-	10,505	-	10,505
Real Estate Receivables Certificates - CRI	10,505	-	-	-	10,505	-	10,505
Total	27,492,079	28,915,610	20,553,911	4,707,124	997,257	1,233,787	27,492,079
(1) The market value of securities held to maturity is R$27,355,462 - (12/31/2023 - R$28,852,011).

For the period ended September 30, 2024, there were no disposals of federal Public Securities and other securities classified in the category of held-to-maturity securities.

In compliance with the provisions of Bacen Circular 3,068/2001, Banco Santander has the financial capacity and intention to hold securities classified in the held-to-maturity securities category until maturity.

*Values expressed in thousands, except when indicated.

The market value of bonds and securities is determined considering the average quotation of organized markets and their estimated cash flow, discounted to present value according to the corresponding applicable interest curves, considered as representative of market conditions at the time of calculation of the securities. balance sheets.

V) Result of Operations with Securities

				Bank				Consolidated
	01/07 to	01/01 to	01/07 to	01/01 to	01/07 to	01/01 to	01/07 to	01/01 to
	09/30/2024	09/30/2024	09/30/2023	09/30/2023	09/30/2024	09/30/2024	09/30/2023	09/30/2023
Income From Fixed-Income Securities (1)	5,908,417	40,369,841	12,155,066	19,692,714	5,762,916	40,882,707	15,987,243	22,188,796
Income from Interbank Liquidity Applications	4,683,211	13,767,674	4,894,382	9,999,385	2,452,002	8,374,885	3,867,738	6,510,250
Result of Variable Income Securities	(886,136)	(1,210,475)	(45,971)	113,056	(573,436)	(577,655)	(108,905)	225,775
Pension and Capitalization Financial Result	—	—	—	—	12,392	45,448	37,376	126,537
Provision for Losses due to Non-Recovery (2)	(377,224)	(968,515)	(41,513)	(426,384)	(377,224)	(968,515)	(41,513)	(426,384)
Others (3)	288,215	345,088	71,661	250,982	1,448,981	2,620,355	(536,513)	(1,179,197)
Total	9,616,483	52,303,613	17,033,625	29,629,753	8,725,631	50,377,225	19,205,426	27,445,777
(1) Includes revenue from exchange variation in the amount of R$22,523,210 (2023 - revenue of R$3,790,247).
(2) Corresponds to the record of permanent loss, referring to securities classified as available for sale.
(3) Includes income from exchange rate variation and net appreciation of investment fund shares and holdings in the amount of R$420,856 in the Bank and Consolidated (2023 - expense from exchange rate variation and net appreciation of investment fund shares and holdings in the amount of R$267,715 in the Bank and Consolidated).

b) Derivative Financial Instruments

The main risk factors of the derivative instruments assumed are related to exchange rates, interest rates and variable income. In managing this and other market risk factors, practices are used that include measuring and monitoring the use of limits previously defined in internal committees, the value at risk of portfolios, sensitivities to fluctuations in interest rates, exposure exchange rate, liquidity gaps, among other practices that allow the control and monitoring of risks, which can affect Banco Santander's positions in the various markets where it operates. Based on this management model, the Bank has managed, through the use of operations involving derivative instruments, to optimize the risk-benefit relationship even in situations of great volatility.

The fair value of derivative financial instruments is determined through market price quotations. The fair value of swaps is determined using discounted cash flow modeling techniques, reflecting appropriate risk factors. The fair value of forward and futures contracts is also determined based on market price quotations for exchange-traded derivatives or using methodologies similar to those described for swaps. The fair value of options is determined based on mathematical models, such as Black & Scholes, implied volatilities and the fair value of the corresponding Assets. Current market prices are used to price volatilities. For derivatives that do not have prices directly published by exchanges, the fair price is obtained through pricing models that use market information, inferred from published prices of more liquid Assets. From these prices, interest curves and market volatilities are extracted, which serve as input data for the models.

*Values expressed in thousands, except when indicated.

I) Summary of Derivative Financial Instruments

Swap operations are presented by the balances of differences receivable and payable.

Below, composition of the portfolio of Derivative Financial Instruments (Assets and Liabilities) by type of instrument, demonstrated by its market value:

				Bank				Consolidated
	09/30/2024		12/31/2023		09/30/2024		12/31/2023
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Swap	17,353,651	17,049,673	16,527,382	17,206,706	11,868,126	11,308,369	12,458,472	13,300,550
Options	3,409,395	3,442,207	2,190,977	2,546,777	3,752,379	2,921,814	2,635,506	2,685,361
Term Contracts and Others	16,950,580	17,337,329	13,301,372	10,297,701	16,526,192	16,846,799	12,972,711	9,620,890
Total	37,713,626	37,829,209	32,019,731	30,051,184	32,146,697	31,076,982	28,066,689	25,606,801

Current	21,430,014	21,474,343	16,617,360	15,408,704	20,052,028	20,447,513	15,200,238	14,245,152
Non Current	16,283,612	16,354,866	15,402,371	14,642,480	12,094,669	10,629,469	12,866,451	11,361,649

*Values expressed in thousands, except when indicated.
II) Derivatives Recorded in Memorandum Accounts and Balance Sheets

						Bank
			09/30/2024			12/31/2023
	Reference	Curve		Reference	Curve
Negotiation	Value (1)	Value	Fair Value	Value (1)	Value	Fair Value
Swap	1,206,676,431	(52,181)	303,978	1,080,128,583	(3,890,121)	(679,324)
Assets	603,312,125	15,984,778	17,353,651	535,994,426	12,548,437	16,527,382
Interests	319,230,422	11,342,119	10,447,020	269,304,440	6,413,961	8,380,605
Foreign Currency	278,566,430	3,473,931	5,784,646	262,428,400	5,823,911	7,780,989
Others	5,515,273	1,168,728	1,121,985	4,261,586	310,565	365,788
Liabilities	603,364,306	(16,036,959)	(17,049,673)	544,134,157	(16,438,558)	(17,206,706)
Interests	369,351,455	(10,884,143)	(10,458,074)	317,621,531	(9,753,936)	(10,237,656)
Foreign Currency	227,521,598	(4,259,409)	(5,632,395)	221,967,981	(6,395,252)	(6,592,200)
Others	6,491,253	(893,407)	(959,204)	4,544,645	(289,369)	(376,850)
Options	602,839,211	(1,439,705)	(32,812)	859,964,525	(1,157,451)	(355,800)
Purchase Commitments	288,103,442	3,163,808	3,409,395	420,089,089	2,447,416	2,190,977
Foreign Currency Purchase Options	16,562,055	1,402,341	1,388,337	8,705,243	692,136	432,845
Foreign Currency Selling Options	11,594,667	579,635	381,770	5,326,447	408,144	489,785
Other Purchase Options	19,926,431	720,709	1,504,323	89,142,771	661,537	739,628
Interbank Market	4,131,958	381,749	846,825	3,729,452	217,219	265,824
Others (2)	15,794,473	338,960	657,498	85,413,319	444,318	473,804
Other Selling Options	240,020,289	461,123	134,965	316,914,628	685,600	528,719
Interbank Market	374,459	63,802	31,246	543,157	46,852	30,439
Others (2)	239,645,830	397,321	103,719	316,371,471	638,748	498,280
Sales Commitments	314,735,769	(4,603,513)	(3,442,207)	439,875,435	(3,604,867)	(2,546,777)
Foreign Currency Purchase Options	6,336,740	(423,109)	(303,587)	3,453,152	(288,349)	(466,324)
Foreign Currency Selling Options	10,717,565	(694,398)	(466,551)	5,951,310	(527,978)	(431,952)
Other Purchase Options	36,921,550	(2,900,688)	(2,394,035)	113,106,162	(2,029,925)	(901,373)
Interbank Market	20,170,995	(2,262,766)	(1,761,407)	17,295,280	(1,479,724)	(710,121)
Others (2)	16,750,555	(637,922)	(632,628)	95,810,882	(550,201)	(191,252)
Other Selling Options	260,759,914	(585,318)	(278,034)	317,364,811	(758,615)	(747,128)
Interbank Market	1,190,685	(153,495)	(43,854)	370,221	(24,912)	(23,004)
Others (2)	259,569,229	(431,823)	(234,180)	316,994,590	(733,703)	(724,124)
Futures Contracts	516,487,466	-	-	325,170,914	-	-
Long Position	256,714,638	-	-	164,682,752	-	-
Exchange Coupon (DDI)	84,534,592	-	-	41,331,942	-	-
Interest Rates (DI1 and DIA)	89,802,384	-	-	48,254,715	-	-

*Values expressed in thousands, except when indicated.

Foreign Currency	72,683,668	-	-	68,838,058	-	-
Indexes (3)	5,972,177	-	-	5,269,712	-	-
Treasury Bonds/Notes	3,721,817	-	-	988,325	-	-
Short Position	259,772,828	-	-	160,488,162	-	-
Exchange Coupon (DDI)	84,534,592	-	-	41,331,942	-	-
Interest Rates (DI1 and DIA)	92,291,477	-	-	48,339,061	-	-
Foreign Currency	74,168,046	-	-	64,559,123	-	-
Indexes (3)	5,056,896	-	-	5,269,712	-	-
Treasury Bonds/Notes	3,721,817	-	-	988,325	-	-
Term Contracts and Others	394,054,683	(447,563)	(386,749)	367,004,069	3,312,025	3,003,671
Purchased Commitment	198,048,107	3,018,615	16,950,580	185,200,220	18,046,952	13,301,372
Currencies	141,775,199	2,326,689	2,381,974	138,731,942	17,047,097	4,936,483
Others	56,272,908	691,926	14,568,606	46,468,278	999,855	8,364,889
Sales Commitments	196,006,576	(3,466,178)	(17,337,329)	181,803,849	(14,734,928)	(10,297,701)
Currencies	142,194,504	(2,745,994)	(2,841,898)	135,183,330	(13,498,486)	(2,119,840)
Others	53,812,072	(720,184)	(14,495,431)	46,620,519	(1,236,442)	(8,177,861)

						Consolidated
			09/30/2024			12/31/2023
	Reference	Curve		Reference	Curve
Trading	Value (1)	Value	Fair Value	Value (1)	Value	Fair Value
Swap	925,128,276	(1,601,499)	559,757	821,847,697	(2,046,626)	(842,078)
Assets	461,831,213	9,857,045	11,868,126	407,775,731	9,193,215	12,458,472
Interests	229,092,057	6,914,155	6,725,968	193,567,208	5,054,833	6,481,014
Foreign Currency	231,619,957	2,897,431	5,087,478	212,970,458	4,136,463	5,977,193
Others	1,119,199	45,459	54,680	1,238,065	1,919	265
Liabilities	463,297,063	(11,458,544)	(11,308,369)	414,071,966	(11,239,841)	(13,300,550)
Interests	314,547,777	(9,205,862)	(8,692,799)	267,400,407	(9,117,639)	(9,754,177)
Foreign Currency	145,239,619	(1,606,081)	(1,967,052)	143,788,702	(1,907,489)	(3,332,851)
Others	3,509,667	(646,601)	(648,518)	2,882,857	(214,713)	(213,522)
Options	599,158,696	(1,044,803)	830,565	857,662,210	(1,112,873)	(49,854)
Purchase Commitments	286,985,513	2,944,815	3,752,379	419,095,674	2,252,815	2,635,506
Foreign Currency Purchase Options	15,444,126	1,183,348	1,266,000	7,711,827	497,534	426,074
Foreign Currency Selling Options	11,594,667	579,635	381,770	5,326,447	408,144	489,785
Other Purchase Options	19,926,431	720,709	1,946,382	89,142,771	661,537	1,183,085
Interbank Market	4,131,958	381,749	1,288,884	3,729,452	217,219	265,824
Others (2)	15,794,473	338,960	657,498	85,413,319	444,318	917,261

*Values expressed in thousands, except when indicated.

Other Selling Options	240,020,289	461,123	158,227	316,914,629	685,600	536,563
Interbank Market	374,459	63,802	54,508	543,157	46,852	30,439
Others (2)	239,645,830	397,321	103,719	316,371,471	638,748	506,124
Sales Commitments	312,173,183	(3,989,618)	(2,921,814)	438,566,536	(3,365,688)	(2,685,361)
Foreign Currency Purchase Options	6,336,740	(423,109)	(303,587)	3,453,152	(288,349)	(466,325)
Foreign Currency Selling Options	9,444,975	(455,219)	(299,842)	4,642,411	(288,799)	(431,952)
Other Purchase Options	35,631,554	(2,525,972)	(1,975,764)	113,106,162	(2,029,925)	(999,258)
Interbank Market	18,880,999	(1,888,050)	(1,343,136)	17,295,280	(1,479,724)	(710,121)
Others (2)	16,750,555	(637,922)	(632,628)	95,810,882	(550,201)	(289,137)
Other Selling Options	260,759,914	(585,318)	(342,621)	317,364,811	(758,615)	(787,826)
Interbank Market	1,190,685	(153,495)	(108,441)	370,221	(24,912)	(23,004)
Others (2)	259,569,229	(431,823)	(234,180)	316,994,590	(733,703)	(764,822)
Futures Contracts	514,673,249	-	-	325,170,915	-	-
Long Position	255,799,357	-	-	164,682,752	-	-
Exchange Coupon (DDI)	84,534,592	-	-	41,331,942	-	-
Interest Rates (DI1 and DIA)	89,802,384	-	-	48,254,715	-	-
Foreign Currency	72,683,668	-	-	68,838,058	-	-
Indexes (3)	5,056,896	-	-	5,269,712	-	-
Treasury Bonds/Notes	3,721,817	-	-	988,325	-	-
Short Position	258,873,892	-	-	160,488,163	-	-
Exchange Coupon (DDI)	84,534,592	-	-	41,331,942	-	-
Interest Rates (DI1 and DIA)	92,291,477	-	-	48,339,061	-	-
Foreign Currency	73,269,110	-	-	64,559,123	-	-
Indexes (3)	5,056,896	-	-	5,269,712	-	-
Treasury Bonds/Notes	3,721,817	-	-	988,325	-	-
Term Contracts and Others	364,348,256	(142,599)	(320,607)	330,970,103	3,288,881	3,351,821
Purchased Commitment	183,279,551	2,634,788	16,526,192	167,171,665	17,249,113	12,972,711
Currencies	136,753,887	2,257,900	2,290,180	134,610,617	17,042,331	4,932,718
Others	46,525,664	376,888	14,236,012	32,561,048	206,782	8,039,993
Sales Commitments	181,068,705	(2,777,387)	(16,846,799)	163,798,438	(13,960,232)	(9,620,890)
Currencies	137,094,934	(2,598,948)	(2,684,288)	130,779,288	(13,211,003)	(1,766,190)
Others	43,973,771	(178,439)	(14,162,511)	33,019,150	(749,229)	(7,854,700)
(1) Nominal value of updated contracts.
(2) Includes index options, mainly options involving US Treasury, stocks and stock indices.
(3) Includes Bovespa and S&P indices.

*Values expressed in thousands, except when indicated.

III) Derivative Financial Instruments by Counterparty, Opening by Maturity and Trading Market

										Bank
										Reference Value
					Counterparty			Opening by Maturity		Trading Market
				09/30/2024	12/31/2023			09/30/2024		09/30/2024
		Related	Financial			Up to	From 3 to	More than		Counter (3)
	Clients	Parties	Institutions (1)	Total	Total	3 Months	12 Months	12 Months	Stock Markets (2)
Swap	231,904,658	594,538,722	380,233,051	1,206,676,431	1,080,128,583	159,025,382	222,825,898	824,825,151	173,903,398	1,032,773,033
Options	51,297,243	9,073,284	542,468,684	602,839,211	859,964,524	270,962,452	254,818,025	77,058,734	491,282,520	111,556,691
Futures Contracts	8,505,577	5,006,804	502,975,085	516,487,466	325,170,915	250,720,972	113,390,367	152,376,127	509,130,038	7,357,428
Term Contracts and Others	182,703,780	141,362,150	69,988,753	394,054,683	367,004,069	176,978,026	159,595,247	57,481,410	42,667,029	351,387,654

										Consolidated
										Reference Value
					Counterparty			Opening by Maturity		Trading Market
				09/30/2024	12/31/2023			09/30/2024		09/30/2024
		Related	Financial			Up to	From 3 to	Over		Counter (3)
	Clients	Parties	Institutions (1)	Total	Total	3 Months	12 Months	12 Months	Stock Markets (2)
Swap	231,904,658	299,929,378	393,294,240	925,128,276	821,847,697	137,447,716	188,449,892	599,230,668	147,524,039	777,604,237
Options	51,297,243	5,392,769	542,468,684	599,158,696	857,662,209	270,962,452	254,818,025	73,378,219	491,282,520	107,876,176
Futures Contracts	8,505,577	3,192,587	502,975,085	514,673,249	325,170,915	250,720,972	113,390,365	150,561,912	509,130,036	5,543,213
Term Contracts and Others	182,703,780	111,520,074	70,124,402	364,348,256	330,970,103	171,457,995	150,129,198	42,761,063	42,667,029	321,681,227
(1) Includes operations that have as counterparty B3 S.A. - Brasil, Bolsa, Balcão and other stock and commodity exchanges.
(2) Includes values traded on B3.
(3) Consists of operations that are included in registration chambers, in accordance with Bacen regulations.

*Values expressed in thousands, except when indicated.
IV) Hedge Accounting

The effectiveness determined for the hedge portfolio is in accordance with the provisions of Bacen Circular No. 3,082/2002. The following accounting hedge structures have been established:

IV.I) Market Risk Hedge

The Bank's market risk hedging strategies consist of structures to protect changes in market risk, receipts and payments of interest related to recognized Assets and Liabilities.

The market risk hedge management methodology adopted by the Bank segregates transactions by risk factor (e.g.: Real/Dollar exchange rate risk, pre-fixed interest rate risk in Reais, Dollar exchange coupon risk, risk of inflation, interest risk, etc.). Transactions generate exposures that are consolidated by risk factor and compared with pre-established internal limits.

To protect the variation in market risk in the receipt and payment of interest, the Bank uses swap contracts and interest rate futures contracts relating to fixed Assets and Liabilities.

The Bank applies market risk hedging as follows:

• Designates Foreign Currency swaps + Coupon versus % CDI and Pre-Real Interest Rate or contracts Dollar futures (DOL, DDI/DI) as a derivative instrument in Hedge Accounting structures, with loan operations in foreign currency as the object.

• The Bank has a portfolio of Assets indexed to the Euro and traded at the branch abroad. In the operation, the value of the Assets in Euro will be converted to Dollars at the rate of the exchange contract at which the operation entered. Upon conversion, the principal value of the transaction, already expressed in dollars, will be adjusted at a floating or pre-fixed rate. The Assets will be covered with Swap Cross Currency,

• For active and passive operations indexed to pre- and inflation rates (hedge object), futures contracts traded on the exchange are used (hedging instrument).

In market risk hedging, the results, both on hedging instruments and on objects (attributable to the type of risk being hedged) are recognized directly in the income statement.

IV.II) Cash Flow Hedge

The Bank's cash flow hedging strategies consist of hedging exposure to changes in cash flows, interest payments and exchange rate exposure, which are attributable to changes in interest rates relating to recognized Assets and Liabilities and changes of exchange rates for unrecognized Assets and Liabilities.

The Bank applies cash flow hedging as follows:

• To protect against the volatility of cash flow variations in operations indexed to foreign currency or post-fixed rates (hedge object), future contracts or interest rate swaps are used as a hedge instrument for predictability of future cash flows.

*Values expressed in thousands, except when indicated.
In cash flow hedging, the effective portion of the change in the value of the hedging instrument is temporarily recognized in stockholders’ equity under the heading of equity valuation adjustments until the expected transactions occur, when this portion is then recognized in the income statement. The ineffective portion of the variation in the value of foreign exchange hedging derivatives is recognized directly in the income statements. As of September 30, 2024 and December 31, 2023, no results were recorded relating to the ineffective portion.

										Bank
				09/30/2024						12/31/2023
Strategies	Book Value		Notional		Adjustment to Fair Value		Book Value		Notional
Market Risk Hedge	Object	Instrument	Object	Instrument	Objects (1)	Instruments (1)	Object	Instrument	Object	Instrument
Swap Contracts	174,992	269,662	172,376	195,870	2,616	73,792	304,799	288,423	272,805	290,091
Credit Operations Hedge	174,992	269,662	172,376	195,870	2,616	73,792	304,799	288,423	272,805	290,091
Futures Contracts	21,621,094	23,247,398	21,522,430	23,371,724	98,664	(124,326)	20,013,827	20,263,142	21,325,623	21,045,909
Credit Operations Hedge	7,794,595	9,566,541	7,907,014	9,639,605	(112,419)	(73,064)	7,098,063	7,322,033	8,339,747	8,103,679
Securities Hedge	4,480,925	4,581,230	4,233,041	4,641,556	247,884	(60,326)	1,712,916	2,496,306	1,775,818	2,496,723
Funding Hedge	9,345,574	9,099,627	9,382,375	9,090,563	(36,801)	9,064	11,202,848	10,444,803	11,210,058	10,445,507

Cash Flow Hedge
Swap Contracts	-	-	-	-	-	-	12,712,510	10,260,273	13,176,910	10,807,983
Securities Hedge	-	-	-	-	-	-	12,712,510	10,260,273	13,176,910	10,807,983
Futures Contracts	54,172,966	50,217,924	53,652,772	50,044,720	520,194	173,204	23,474,440	18,881,495	21,507,468	17,409,795
Credit Operations Hedge	489,292	1,531,780	394,338	1,421,400	94,954	110,380	4,775,959	2,377,994	4,514,260	1,210,499
Securities Hedge	23,358,322	21,492,889	22,769,753	21,493,282	588,569	(393)	9,820,833	8,593,414	9,525,807	8,228,328
Funding Hedge	30,325,352	27,193,255	30,488,681	27,130,038	(163,329)	63,217	8,877,648	7,910,087	7,467,401	7,970,968

*Values expressed in thousands, except when indicated.

										Consolidated
				09/30/2024						12/31/2023
Strategies	Book Value		Notional		Adjustment to Fair Value		Book Value		Notional
Market Risk Hedge	Object	Instrument	Object	Instrument	Objects (1)	Instruments (1)	Object	Instrument	Object	Instrument
Swap Contracts	174,992	269,662	172,376	195,870	2,616	73,792	304,799	288,423	272,805	290,091
Credit Operations Hedge	174,992	269,662	172,376	195,870	2,616	73,792	304,799	288,423	272,805	290,091
Futures Contracts	21,621,094	23,247,398	21,522,430	23,371,724	98,664	(124,326)	20,013,827	20,263,142	21,325,623	21,045,909
Credit Operations Hedge	7,794,595	9,566,541	7,907,014	9,639,605	(112,419)	(73,064)	7,098,063	7,322,033	8,339,747	8,103,679
Securities Hedge	4,480,925	4,581,230	4,233,041	4,641,556	247,884	(60,326)	1,712,916	2,496,306	1,775,818	2,496,723
Funding Hedge	9,345,574	9,099,627	9,382,375	9,090,563	(36,801)	9,064	11,202,848	10,444,803	11,210,058	10,445,507

Cash Flow Hedge
Swap Contracts	7,449,358	6,228,165	5,934,765	6,158,420	1,514,593	69,745	18,843,967	15,351,145	18,238,421	15,770,933
Securities Hedge	7,449,358	6,228,165	5,934,765	6,158,420	1,514,593	69,745	18,843,967	15,351,145	18,238,421	15,770,933
Futures Contracts	54,172,966	50,217,924	53,652,772	50,044,720	520,194	173,204	23,474,440	18,881,495	21,507,468	17,409,795
Credit Operations Hedge	489,292	1,531,780	394,338	1,421,400	94,954	110,380	4,775,959	2,377,994	4,514,260	1,210,499
Securities Hedge	23,358,322	21,492,889	22,769,753	21,493,282	588,569	(393)	9,820,833	8,593,414	9,525,807	8,228,328
Funding Hedge	30,325,352	27,193,255	30,488,681	27,130,038	(163,329)	63,217	8,877,648	7,910,087	7,467,401	7,970,968
(*) The Bank has cash flow hedge strategies, whose objects are assets in its portfolio, which is why we show the liability position of the respective instruments. For structures whose instruments are futures, we show the balance of the notional, recorded in a memorandum account.

					Bank					Consolidated
				09/30/2024	12/31/2023				09/30/2024	12/31/2023
	Up to	From 3 to	More than			Up to	From 3 to	More than
Strategies	3 Months	12 Months	12 Months	Total	Total	3 Months	12 Months	12 Months	Total	Total
Market Risk Hedge
Swap Contracts	-	-	195,870	195,870	290,091	-	-	195,870	195,870	290,091
Credit Operations Hedge	-	-	195,870	195,870	290,091	-	-	195,870	195,870	290,091
Futures Contracts	2,238,398	6,029,121	15,104,205	23,371,724	21,045,909	2,238,398	6,029,121	15,104,205	23,371,724	21,045,909
Credit Operations Hedge	2,235,399	3,065,039	4,339,167	9,639,605	8,103,679	2,235,399	3,065,039	4,339,167	9,639,605	8,103,679
Securities Hedge	-	373,403	4,268,153	4,641,556	2,496,723	-	373,403	4,268,153	4,641,556	2,496,723
Funding Hedge	2,999	2,590,679	6,496,885	9,090,563	10,445,507	2,999	2,590,679	6,496,885	9,090,563	10,445,507

Cash Flow Hedge
Swap Contracts	-	-	-	-	10,807,983	-	-	6,158,420	6,158,420	15,770,933
Securities Hedge	-	-	-	-	10,807,983	-	-	6,158,420	6,158,420	15,770,933
Futures Contracts	-	26,330,185	23,714,535	50,044,720	17,409,795	-	26,330,185	23,714,535	50,044,720	17,409,795

*Values expressed in thousands, except when indicated.

Credit Operations Hedge	-	1,421,400	-	1,421,400	1,210,499	-	1,421,400	-	1,421,400	1,210,499
Securities Hedge	-	10,968,764	10,524,518	21,493,282	8,228,328	-	10,968,764	10,524,518	21,493,282	8,228,328
Funding Hedge	-	13,940,021	13,190,017	27,130,038	7,970,968	-	13,940,021	13,190,017	27,130,038	7,970,968
In the Bank and Consolidated, the effect of marking to market of active swap and futures contracts was settled on 12/31/2023 (the value on 12/31/2023 - R$337).

V) Information on Credit Derivatives

Banco Santander uses credit derivatives with the aim of managing counterparty risk and meeting the demands of its customers, carrying out purchase and sale protection operations through credit default swaps and total return swaps, primarily related to securities with Brazilian sovereign risk.

Total Return Swaps - TRS

These are credit derivatives in which the return of the reference obligation is exchanged for a cash flow and in which, upon the occurrence of a credit event, the protection buyer usually has the right to receive from the protection seller the equivalent of the difference between the updated value and fair value (market value) of the reference obligation on the contract settlement date.

Credit Default Swaps - CDS

These are credit derivatives where, upon the occurrence of a credit event, the protection buyer has the right to receive from the protection seller the equivalent of the difference between the face value of the CDS contract and the fair value (market value) of the reference obligation on the contract settlement date. In return, the seller receives remuneration for selling the protection.
Below, composition of the Credit Derivatives portfolio demonstrated by its reference value and effect on the calculation of Required Net Equity (PLE).

				Bank/Consolidated
				Valor Nominal
		09/30/2024		12/31/2023
	Retained Risk - Total Rate of Return Swap	Transferred Risk - Credit Swap	Retained Risk - Total Rate of Return Swap	Transferred Risk - Credit Swap
Credit Swaps	3,889,860	14,007,548	3,456,614	10,293,916
Total	3,889,860	14,007,548	3,456,614	10,293,916

		09/30/2024		12/31/2023
Futures - Gross	More than 12 Months	Total	More than 12 Months	Total
By Instrument: CDS	17,897,408	17,897,408	13,750,530	13,750,530
By Risk Classification: Below Investment Grade	17,897,408	17,897,408	13,750,530	13,750,530
By Reference Entity: Brazilian Government	17,897,408	17,897,408	13,750,530	13,750,530

*Values expressed in thousands, except when indicated.
VI) Derivative Financial Instruments - Margins Given as Guarantee

The margin given as a guarantee for operations negotiated on B3 with financial instruments derived from Own and third-party companies is made up of federal Public Securities.

		Bank		Consolidated
	09/30/2024	12/31/2023	09/30/2024	12/31/2023
Financial Treasury Bills - LFT	15,263,472	14,688,274	21,283,483	20,991,334
National Treasury Bills - LTN	2,611,271	1,061,960	3,993,870	2,122,045
National Treasury Notes - NTN	1,715,290	2,301,790	4,274,553	4,988,403
Total	19,590,033	18,052,024	29,551,906	28,101,782

*Values expressed in thousands, except when indicated.
7.Credit Portfolio and Provision for Expected Losses Associated with Credit Risk
a) Credit Portfolio

		Bank		Consolidated
	09/30/2024	12/31/2023	09/30/2024	12/31/2023
Credit operations	365,346,393	354,093,609	449,704,968	427,599,259
Discounted Loans and Bonds	232,729,849	222,773,857	234,609,979	225,733,376
Financing	45,347,801	47,197,805	127,826,246	117,743,936
Rural and Agroindustrial Financing	23,621,841	22,350,907	23,621,841	22,350,907
Real Estate Financing	63,646,902	61,771,040	63,646,902	61,771,040
Leasing Operations	-	-	3,264,621	3,164,051
Advances on Foreign Exchange Contracts (1)	5,774,564	4,301,307	5,774,564	4,301,307
Other Credits	72,618,271	77,812,411	77,407,613	81,794,055
Credits for Honored Guarantees and Guarantees (Note 8.a.)	505,781	1,450,794	738,746	1,810,543
Income Receivable from Advances Granted and Imports Financed	227,155	157,593	227,155	157,593
Other Miscellaneous Credits (2)	71,885,335	76,204,025	76,441,712	79,825,919
Total	443,739,228	436,207,327	536,151,766	516,858,672
(1) Advances on foreign exchange contracts are classified as a reduction of other obligations.
(2) Debtors for the purchase of securities and assets and securities and credits receivable (Note 10).

Sale or Transfer Operations of Financial Assets

In accordance with CMN Resolution No. 3,533/2008 and subsequent amendments, credit assignment operations with substantial retention of risks and benefits began to remain recorded in the credit portfolio from January 1, 2012.

(i) With Substantial Transfer of Risks and Benefits

At the Bank and Consolidated, during the period ended September 30, 2024, assignments without recourse were in the amount of R$ 6,463,413 - (12/31/2023 - R$ 7,469,843), with R$ 127,723 in Active Portfolio and R$ 6,335,690 in Loss Portfolio, generating a result of R$ 16,762 (12/31/2023 – R$ 59,386). These amounts referred to operations, substantially, of loans and discounted securities, with no values of this amount with a company in the Group.

(ii) With Substantial Retention of Risks and Benefits

In December 2011, the Bank assigned credits with recourse relating to real estate financing in the amount of R$688,821, which will mature until October 2041. As of September 30, 2024, the present value of the operations assigned is R$22,214 - (12/31/2023- R$ 26,696).

These transfer operations were carried out with a co-obligation clause, with compulsory repurchase in certain situations. The compulsory repurchase value will be calculated based on the outstanding credit balance duly updated on the date of the respective repurchase. From the date of assignment, the cash flows from the operations transferred will be paid directly to the transferee entity.

b) Credit Portfolio by Maturity
b.1) Credit and Leasing Operations

		Bank		Consolidated
	09/30/2024	12/31/2023	09/30/2024	12/31/2023
Overdue	11,505,652	9,605,843	12,642,413	11,070,469
Yet to be due:
Up to 3 Months	60,215,202	54,140,443	72,301,234	63,866,924
From 3 to 12 Months	79,591,693	80,552,996	107,719,242	106,484,133
More than 12 Months	214,033,846	209,794,327	260,306,700	249,341,784
Total	365,346,393	354,093,609	452,969,589	430,763,310

*Values expressed in thousands, except when indicated.

b.2) Other Credits and Advances

		Bank		Consolidated
	09/30/2024	12/31/2023	09/30/2024	12/31/2023
Overdue	199,268	167,353	238,513	224,963
Yet to be due:
Up to 3 Months	52,272,706	58,690,731	53,083,855	59,645,397
From 3 to 12 Months	23,794,491	21,590,633	26,538,416	24,086,401
More than 12 Months	2,126,369	1,665,001	3,321,392	2,138,601
Total	78,392,834	82,113,718	83,182,176	86,095,362

c) Credit Portfolio by Activity Sector

		Bank		Consolidated
	09/30/2024	12/31/2023	09/30/2024	12/31/2023
Private Sector	440,320,076	433,995,618	532,723,761	514,641,345
Industry	78,773,551	76,652,008	80,754,696	78,454,638
Trade	50,400,033	55,554,562	58,007,643	62,919,149
Financial Institution	2,060,095	1,989,794	1,980,626	1,726,240
Services and Others (1)	60,289,932	59,014,390	67,277,027	65,197,183
Individuals	242,717,221	234,815,709	317,442,701	298,338,615
Credit Card	53,637,472	50,865,659	53,637,472	50,865,659
Real Estate Credit	61,333,156	59,503,137	61,333,156	59,503,137
Payroll Loans	71,818,051	66,388,826	71,818,051	66,388,826
Vehicle Financing and Leasing	396,218	620,151	71,824,068	61,027,223
Others (2)	55,532,324	57,437,936	58,829,954	60,553,770
Agriculture	6,079,244	5,969,155	7,261,068	8,005,520
Public Sector	3,419,152	2,211,709	3,428,005	2,217,327
State Government	215,603	385,611	215,603	385,611
Municipal Government	3,203,549	1,826,098	3,212,402	1,831,716
Total	443,739,228	436,207,327	536,151,766	516,858,672
(1) Includes real estate credit activities for construction companies/developers (business plan), transport, health and personal services, among others.
(2) Includes personal credit, special checks, among others.

*Values expressed in thousands, except when indicated.

d) Credit Portfolio and Provision for Expected Losses Associated with Credit Risk Distributed by Corresponding Risk Levels

													Bank
							09/30/2024						12/31/2023
	%	Credit Portfolio					Provision	Credit Portfolio					Provision
Risk Level	Minimum Provision Required	Normal Cost	Abnormal Cost (1)	Total (3)	Required	Additional (2)	Total	Normal Cost	Abnormal Cost (1)	Total (3)	Required	Additional (2)	Total
AA	0.0%	189,929,837	-	189,929,836	-	-	-	185,037,635	-	185,037,635	-	-	-
A	0.5%	133,017,475	-	133,017,475	665,087	1	665,088	125,473,009	-	125,473,009	627,365	3	627,368
B	1.0%	35,684,314	3,823,837	39,508,151	395,082	46	395,128	36,135,274	3,240,124	39,375,398	393,754	123	393,877
C	3.0%	33,105,406	3,344,360	36,449,766	1,093,493	1,335	1,094,828	32,993,383	2,835,006	35,828,389	1,074,852	1,534	1,076,386
D	10.0%	10,673,016	3,189,744	13,862,760	1,386,276	1,206,985	2,593,261	11,590,372	3,305,289	14,895,661	1,489,566	100,659	1,590,225
E	30.0%	3,534,632	2,488,742	6,023,374	1,807,012	1,065,660	2,872,672	4,749,941	2,373,124	7,123,065	2,136,920	92,052	2,228,972
F	50.0%	2,136,196	1,905,063	4,041,259	2,020,629	687,847	2,708,476	2,367,035	1,995,167	4,362,202	2,181,101	93,570	2,274,671
G	70.0%	3,485,406	2,153,505	5,638,911	3,947,238	1,224,555	5,171,793	6,638,832	2,213,364	8,852,196	6,196,537	1,756,763	7,953,300
H	100.0%	4,658,347	10,415,125	15,073,473	15,073,472	-	15,073,472	4,268,646	10,750,035	15,018,681	15,018,681	-	15,018,681
Total		416,224,629	27,320,376	443,545,005	26,388,289	4,186,429	30,574,718	409,254,127	26,712,109	435,966,236	29,118,776	2,044,704	31,163,480
Current							10,832,749						10,990,008
Non-Current							19,741,969						20,173,472

													Consolidated
							09/30/2024						12/31/2023
		Credit Portfolio					Provision	Credit Portfolio					Provision
Risk Level	%Minimum Provision Required	Normal Cost	Abnormal Cost (1)	Total (3)	Required	Additional (2)	Total	Normal Cost	Abnormal Cost (1)	Total (3)	Required	Additional (2)	Total
AA	0.0%	209,658,048	-	209,658,047	-	-	-	203,142,039	-	203,142,039	-	-	-
A	0.5%	181,964,834	-	181,964,834	909,824	1	909,825	166,591,676	-	166,591,676	832,958	3	832,961
B	1.0%	47,463,934	5,478,070	52,942,004	529,420	46	529,466	45,233,297	4,927,564	50,160,861	501,609	123	501,732
C	3.0%	35,966,912	4,901,906	40,868,818	1,226,065	1,335	1,227,400	35,718,161	4,329,428	40,047,589	1,201,428	1,534	1,202,962
D	10.0%	11,317,966	3,996,901	15,314,867	1,531,487	1,206,985	2,738,472	12,283,076	4,149,299	16,432,375	1,643,238	100,659	1,743,897
E	30.0%	3,683,547	3,084,152	6,767,699	2,030,310	1,065,660	3,095,970	4,899,901	2,959,053	7,858,954	2,357,686	92,052	2,449,738
F	50.0%	2,722,549	2,361,058	5,083,607	2,541,804	687,847	3,229,651	3,107,877	2,492,362	5,600,239	2,800,120	93,570	2,893,690
G	70.0%	3,545,305	2,491,633	6,036,938	4,225,856	1,224,555	5,450,411	6,706,701	2,595,044	9,301,745	6,511,222	1,756,763	8,267,985
H	100.0%	4,989,769	12,330,959	17,320,729	17,320,724	-	17,320,724	4,665,549	12,816,554	17,482,103	17,482,103	-	17,482,103
Total		501,312,864	34,644,679	535,957,543	30,315,490	4,186,429	34,501,919	482,348,277	34,269,304	516,617,581	33,330,364	2,044,704	35,375,068
Current							12,396,406						12,476,411
Non-Current							22,105,513						22,898,657
(1) Includes due and past due installments.
(2) The additional provision is constituted based mainly on the expectation of realization of the credit portfolio, in addition to the minimum required by current regulations.
(3) At the Bank and at Consolidated, the total credit portfolio includes the value of R$ 194,223 (12/31/2023- R$ 241,091), referring to the adjustment to market value of credit operations that are subject to protection, registered in accordance with BCB Normative Instruction No. 276/2022 and which are not included in the risk level note.

*Values expressed in thousands, except when indicated.

Emergency Employment Support Program (PESE)
Pursuant to CMN Resolution No. 4.846/20, we show below the operations related to the Emergency Employment Support Program (PESE), classified by risk level and together with the amount of the provision constituted for each risk level.:

					Bank/Consolidated
			09/30/2024		12/31/2023
Risk Level	Minimum % Provision Required	Assets	Provision Required Required	Assets	Provision Required Required
D	10.0%	—	—	79	1
E	30.0%	—	—	213	10
F	50.0%	—	—	344	26
G	70.0%	—	—	357	37
H	100.0%	280	229	8,467	1,394
Total		280	229	9,460	1,468
(1) Balance of provision constituted on the portion of the credit whose risk belongs to Banco Santander (Brasil) S.A.

e) Movement in the Provision for Expected Losses Associated with Credit Risk

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	09/30/2024	09/30/2023	09/30/2024	09/30/2023
Initial Balance	31,163,480	30,316,513	35,375,068	34,453,117
Net Constitutions of Reversals	14,495,519	18,779,293	16,805,553	21,551,858
Write-offs	(15,084,281)	(18,452,934)	(17,678,702)	(21,368,966)
Final balance	30,574,718	30,642,872	34,501,919	34,636,009
Recovered Credits	2,017,114	2,456,733	2,371,132	2,985,075

f) Renegotiated Credits

		Bank		Consolidated
	09/30/2024	12/31/2023	09/30/2024	12/31/2023
Renegotiated Credits (1)	25,399,455	28,034,135	29,537,627	32,761,140
Provision for Expected Losses Associated with Credit Risk	(14,357,392)	(16,032,317)	(15,649,671)	(17,628,394)
Percentage of Coverage on the Renegotiation Portfolio	56.5%	57.2%	53.0%	53.8%
(1) It was considered transactions for which agreements were signed, with 30 days or more in arrears.

g) Credit Concentration

				Consolidated
		09/30/2024		12/31/2023
Credit Portfolio with Guarantees and Guarantees (1), Securities (2) and Derivative Financial Instruments (3)	Risk	%	Risk	%
Largest Debtor	12,219,702	1.6%	9,055,658	1.3%
10 Largest	65,865,471	8.7%	53,202,978	7.6%
20 Largest	95,138,647	12.5%	82,601,115	11.8%
50 Largest	143,107,929	18.8%	134,058,263	19.1%
100 Largest	180,692,097	23.7%	174,946,657	24.9%
(1) Includes credit installments to be released to construction companies/developers.
(2) Refers to the position of debentures, promissory notes and certificates of real estate receivables - CRI.
(3) Refers to the credit risk of Derivatives.

*Values expressed in thousands, except when indicated.
8. Other Financial Assets
a) Other Financial Assets

		Bank
	09/30/2024	12/31/2023
Foreign Exchange Portfolio	86,420,513	67,659,272
Securities Negotiation and Intermediation	2,903,825	1,763,642
Interbank Relations	118,429,821	105,155,562
Credits for Honored Guarantees and Guarantees (Note 7.a.)	505,781	1,450,794
Total	208,259,940	176,029,270

Current	205,067,677	168,072,525
Non-Current	3,192,263	7,956,745

		Consolidated
	09/30/2024	12/31/2023

Foreign Exchange Portfolio	86,420,513	67,659,272
Securities Negotiation and Intermediation	10,914,427	4,743,775
Interbank Relations	118,756,106	105,454,708
Credits for Honored Guarantees and Guarantees (Note 7.a.)	738,746	1,810,543
Total	216,829,792	179,668,298

Current	201,253,713	168,832,950
Non-Current	15,576,079	10,835,348

b) Securities Negotiation and Intermediation

		Bank		Consolidated
	09/30/2024	12/31/2023	09/30/2024	12/31/2023
Assets
Financial Assets and Pending Settlement Transactions	1,210,327	824,002	8,652,320	3,410,828
Clearinghouse Transactions	5,373	2,049	114,493	5,086
Debtors - Pending Settlement	559,531	109,491	1,019,020	442,332
Stock Exchanges - Guarantee Deposits	458,299	473,271	458,299	479,274
Others	670,295	354,829	670,295	406,255
Total	2,903,825	1,763,642	10,914,427	4,743,775
Liabilities
Financial Assets and Pending Settlement Transactions	524,711	294,254	8,093,413	1,107,953
Creditors - Pending Settlement	43,089	4,976	358,926	236,854
Creditors for Loan of Shares	-	-	1,584,225	1,273,344
Clearinghouse Transactions	4	10,227	31,842	162,694
Records and Settlement	4,265	3,187	5,953	4,554
Others	85,688	436	96,682	542
Total	657,757	313,080	10,171,041	2,785,941

*Values expressed in thousands, except when indicated.
9.Tax Assets and Liabilities
a) Current and Deferred Tax Assets

		Bank		Consolidated
	09/30/2024	12/31/2023	09/30/2024	12/31/2023
Deferred Tax Assets	45,634,766	41,271,976	49,494,129	46,196,503
Taxes and Contributions to be Compensated	8,617,104	8,026,814	9,970,746	9,427,154
Total	54,251,870	49,298,790	59,464,875	55,623,657

Current	1,798,077	3,834,028	1,800,356	4,738,408
Non-Current	52,453,793	45,464,762	57,664,519	50,885,249

b) Deferred Tax Assets
b.1) Nature and Origin of Deferred Tax Assets

	Origins					Bank
			Balances on			Balances on
	09/30/2024	12/31/2023	12/31/2023	Constitution	Realization	09/30/2024
Provision for Expected Losses Associated with Credit Risk	58,860,720	55,875,335	25,143,901	7,347,839	(6,004,416)	26,487,324
Provision for Judicial and Administrative Proceedings - Civil Suits	3,029,342	2,856,292	1,285,331	667,856	(589,984)	1,363,203
Provision for Tax Risks and Legal Obligations	2,446,318	2,108,600	948,870	243,061	(91,088)	1,100,843
Provision for Judicial and Administrative Proceedings - Labor Suits	5,175,495	5,825,567	2,621,506	1,196,582	(1,489,114)	2,328,974
Goodwill	99,784	102,017	45,909	-	(1,005)	44,904
Adjustment to the Market Value of Securities for Trading and Derivatives	4,669,659	4,607,131	1,318,642	628,475	(440,363)	1,506,754
Adjustment to the Market Value of Securities Available for Sale and Cash Flow Hedges (1)	4,008,482	1,417,322	674,042	1,426,574	(183,481)	1,917,135
Provision for the Supplementary Fund for Retirement Allowance (2)	3,793,388	1,533,694	690,161	1,240,576	(223,714)	1,707,023
Profit Sharing, Bonuses and Staff Gratuities	789,317	1,205,283	527,911	583,812	(767,660)	344,063
Other Temporary Provisions (3)	7,411,441	6,394,122	2,781,130	3,307,154	(2,845,285)	3,242,999
Total Deferred Tax Assets on Temporary Differences	90,283,946	81,925,363	36,037,403	16,641,929	(12,636,110)	40,043,222
Tax Losses and Negative Social Contribution Bases	12,406,084	11,710,701	5,227,235	364,309	-	5,591,544
Social Contribution - MP 2,158/2001	-	40,766	7,338	-	(7,338)	-
Balance of Registered Deferred Tax Assets	102,690,030	93,676,830	41,271,976	17,006,238	(12,643,448)	45,634,766

*Values expressed in thousands, except when indicated.

	Origins					Consolidated
			Balances on			Balances on
	09/30/2024	12/31/2023	12/31/2023	Constitution	Realization	09/30/2024
Provision for Expected Losses Associated with Credit Risk	65,019,876	61,828,383	27,512,454	8,342,028	(6,880,924)	28,973,558
Provision for Judicial and Administrative Proceedings - Civil Suits	3,250,526	3,082,592	1,374,298	718,224	(641,199)	1,451,323
Provision for Tax Risks and Legal Obligations	2,581,736	2,229,723	997,129	262,331	(106,321)	1,153,140
Provision for Judicial and Administrative Proceedings - Labor Suits	5,512,466	6,168,408	2,746,669	1,231,128	(1,529,339)	2,448,457
Goodwill	99,784	102,017	45,908	-	(1,005)	44,903
Adjustment to the Market Value of Securities for Trading and Derivatives	4,777,982	7,830,843	2,516,879	4,236,920	(5,189,724)	1,564,075
Adjustment to the Market Value of Securities Available for Sale and Cash Flow Hedges (1)	4,777,339	2,049,816	947,929	1,588,593	(288,407)	2,248,116
Provision for the Supplementary Fund for Retirement Allowance (2)	3,806,238	1,543,768	693,587	1,241,520	(223,714)	1,711,393
Profit Sharing, Bonuses and Staff Gratuities	1,089,690	1,629,466	671,892	684,690	(900,073)	456,509
Other Temporary Provisions (3)	8,288,976	7,315,138	3,119,676	3,506,662	(3,077,960)	3,548,377
Total Deferred Tax Assets on Temporary Differences	99,204,613	93,780,154	40,626,421	21,812,096	(18,838,666)	43,599,851
Tax Losses and Negative Social Contribution Bases	13,505,125	12,906,909	5,562,744	391,922	(60,388)	5,894,278
Social Contribution - MP 2,158/2001	-	40,766	7,338	-	(7,338)	-
Balance of Registered Deferred Tax Assets	112,709,738	106,727,829	46,196,503	22,204,018	(18,906,392)	49,494,129
(1) Includes Deferred Tax Assets of IRPJ, CSLL, PIS and COFINS.
(2) Includes Deferred IRPJ and CSLL Tax Assets, on Benefits Plan adjustments to employees.
(3) Composed mainly of provisions of an administrative nature.

On September 30, 2024, unactivated tax credits totaled R$78,723 (12/31/2023 – R$108,198) in Consolidated.

The accounting record of Deferred Tax Assets in Santander Brasil's financial statements was carried out at the rates applicable to the expected period of their realization and is based on the projection of future results and a technical study prepared under the terms of CMN Resolution No. 4.842/2020 and BCB Resolution No. 15.

b.2) Expected Realization of Deferred Tax Assets

					Bank
					09/30/2024
	Temporary Differences			Tax Losses - Negative Basis	Total
Year	IRPJ	CSLL	PIS/COFINS		Registered
2024	2,017,110	1,625,612	20,177	-	3,662,899
2025	4,301,935	3,488,717	80,707	-	7,871,359
2026	2,860,317	2,311,762	80,707	357,761	5,610,547
2027	2,535,662	2,028,520	80,707	410,826	5,055,715
2028	2,370,642	1,896,504	80,707	724,321	5,072,174
2029 a 2033	7,849,348	6,279,471	60,530	4,098,636	18,287,985
After 2034	41,160	32,927	-	-	74,087
Total	21,976,174	17,663,513	403,535	5,591,544	45,634,766

*Values expressed in thousands, except when indicated.

					Consolidated
					09/30/2024
	Temporary Differences			Tax Losses - Negative Basis	Total
Year	IRPJ	CSLL	PIS/COFINS		Recorded
2024	2,211,185	1,740,749	21,946	15,090	3,988,970
2025	4,564,082	3,637,599	87,377	74,316	8,363,374
2026	3,312,715	2,572,037	87,268	410,082	6,382,102
2027	2,823,887	2,207,243	87,228	466,277	5,584,635
2028	2,610,645	2,047,487	87,226	769,471	5,514,829
2029 a 2033	8,610,097	6,750,703	65,419	4,128,611	19,554,830
After 2034	41,740	33,219	-	30,430	105,389
Total	24,174,351	18,989,037	436,464	5,894,277	49,494,129

Due to the differences between accounting, tax and corporate criteria, the expected realization of deferred tax assets considers the tax legislation in force in each period and should not be taken as an indication of the value of future results.
Based on CMN Resolution 4818/2020 and BCB Resolution No. 2/2020, Deferred Tax Assets must be presented in full in the long term, for balance sheet purposes.
b.3) Present Value of Deferred Tax Assets

The present value of the registered deferred tax assets is R$35,234,210 (12/31/2023 - R$ 33,321,684) at the Bank and R$ 38,272,055 (12/31/2023 - R$ 37,477,915) at Consolidated, calculated according to the expected realization of temporary differences, tax losses, negative CSLL bases and the average funding rate, projected for the corresponding periods.

c) Current and Deferred Tax Liabilities

		Bank		Consolidated
	09/30/2024	12/31/2023	09/30/2024	12/31/2023
Deferred Tax Liabilities	3,445,501	2,727,574	5,062,038	4,850,820
Provision for Taxes and Contributions on Profits	162,385	7,099	1,709,862	1,752,117
Taxes and Contributions Payable (1)	1,340,214	1,200,564	4,347,374	4,434,042
Total	4,948,100	3,935,237	11,119,274	11,036,979

Current	910,950	1,207,663	3,175,564	6,186,158
Non-Current	4,037,150	2,727,574	7,943,710	4,850,821
(1) Includes the portion equivalent to R$2,876,159 in the bank and affiliates, corresponding to PIS and COFINS lawsuits, referring to the questioning of Law No. 9,718/98, registered due to the STF decision on Topic 372. (See notes 18.e and 24).

*Values expressed in thousands, except when indicated.
c.1) Nature and Origin of Deferred Tax Liabilities

	Origins					Bank
			Balances on			Balances on
	09/30/2024	12/31/2023	12/31/2023	Recognition	Realization	09/30/2024
Adjustment to Fair Value of Trading Securities and Derivatives	3,643,945	3,596,609	1,705,979	12,900,267	(12,841,086)	1,765,160
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)	2,098,704	1,871,948	893,115	522,947	(414,185)	1,001,877
Excess Depreciation of Leased Assets	21,210	21,254	5,314	-	(11)	5,303
Others	1,496,325	274,113	123,166	549,995	-	673,161
Total	7,260,184	5,763,924	2,727,574	13,973,209	(13,255,282)	3,445,501

	Origins					Consolidated
			Balances on			Balances on
	09/30/2024	12/31/2023	12/31/2023	Recognition	Realization	09/30/2024
Adjustment to Fair Value of Trading Securities and Derivatives	5,166,110	7,776,142	3,254,614	16,320,786	(17,227,328)	2,348,072
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)	2,204,681	1,966,265	935,587	570,741	(454,791)	1,051,537
Excess Depreciation of Leased Assets	1,923,615	1,877,592	469,398	31,238	(19,732)	480,904
Others	2,929,151	592,670	191,221	995,290	(4,986)	1,181,525
Total	12,223,557	12,212,669	4,850,820	17,918,055	(17,706,837)	5,062,038
(1) Includes IRPJ, CSLL, PIS and COFINs.

c.2) Expectation of Demand for Deferred Tax Liabilities

				Bank
				09/30/2024
	Temporary Differences			Total
Year	IRPJ	CSLL	PIS/COFINS	Registered
2024	75,499	58,753	13,352	147,604
2025	301,995	235,013	53,407	590,415
2026	301,995	235,013	53,407	590,415
2027	301,554	235,013	53,407	589,974
2028	300,228	235,013	53,407	588,648
2029 to 2033	308,421	242,780	40,054	591,255
Until 2034	192,891	154,299	-	347,190
Total	1,782,583	1,395,884	267,034	3,445,501

*Values expressed in thousands, except when indicated.

				Consolidated
				09/30/2024
	Temporary Differences			Total
Year	IRPJ	CSLL	PIS/COFINS	Registered
2024	175,896	111,657	18,661	306,214
2025	517,778	314,314	69,130	901,222
2026	509,772	308,266	67,657	885,695
2027	500,681	303,452	67,111	871,244
2028	490,536	298,795	67,079	856,410
2029 to 2033	573,258	266,490	50,310	890,058
Until 2034	196,572	154,623	-	351,195
Total	2,964,493	1,757,597	339,948	5,062,038

*Values expressed in thousands, except when indicated.
d) Income Tax and Social Contribution

				Bank				Consolidated
	01/07 to	01/01 to	01/07 to	01/01 to	01/07 to	01/01 to	01/07 to	01/01 to
	09/30/2024	09/30/2024	09/30/2023	09/30/2023	09/30/2024	09/30/2024	09/30/2023	09/30/2023
Result before Taxation on Profit and Participations	3,493,994	9,400,138	1,692,647	3,138,179	4,855,261	13,324,339	3,082,533	7,445,506
Profit Sharing (1)	(447,772)	(1,303,942)	(355,053)	(1,121,390)	(638,873)	(1,831,799)	(517,036)	(1,531,195)
Unrealized Result	-	-	-	-	-	(176)	-	(176)
Result before Taxes	3,046,222	8,096,196	1,337,594	2,016,789	4,216,388	11,492,364	2,565,497	5,914,135
Total Income Tax and Social Contribution Charge at Rates of 25% and 20%, Respectively (3)	(1,370,800)	(3,643,288)	(601,917)	(907,555)	(1,897,375)	(5,171,564)	(1,154,474)	(2,661,361)
Result of Interests in Affiliates and Subsidiaries (2)	845,641	2,336,265	904,363	2,916,863	31,102	71,362	21,006	57,693
Nondeductible Expenses Net of Non-Taxable Income	228,163	864,713	390,686	887,420	251,427	792,334	448,288	1,049,069
Interest in Equity	761,061	2,025,000	655,710	2,007,379	761,061	2,185,200	718,709	2,014,379
IRPJ and CSLL on Temporary Differences and Tax Losses from Previous Years	41,814	1,320	181	(69,917)	32,387	(38,404)	(9,639)	(57,668)
Effect of the CSLL Rate Difference (3)	-	-	-	-	215,747	633,348	230,646	698,959
Other Adjustments, Including Profits Available Abroad	(30,878)	(77,461)	(29,990)	(11,328)	(24,179)	(116,007)	(152,717)	(85,854)
Income Tax and Social Contribution	475,001	1,506,549	1,319,033	4,822,862	(629,830)	(1,643,731)	101,819	1,015,217
Current Taxes	1,000,091	(46,517)	12,098	(23,936)	(14,112)	(3,052,616)	(996,386)	(3,023,866)
Income tax and social contribution for the period	1,000,091	(46,517)	12,098	(23,936)	(14,112)	(3,052,616)	(996,386)	(3,023,866)
Deferred Taxes	(1,326,928)	1,194,596	992,029	4,509,787	(1,395,310)	1,089,951	810,588	3,549,680
Constitution/realization in the period on temporary additions and exclusions - Result	(1,326,928)	1,194,596	992,029	4,509,787	(1,395,310)	1,089,951	810,588	3,549,680
Operations in the Period:	801,837	358,469	(78,025)	(55,920)	436,484	(5,741)	(103,919)	72,881
Negative Social Contribution Base	335,770	139,077	(44,380)	(24,714)	193,407	(3,201)	(65,689)	(24,304)
Tax loss	466,068	219,393	(33,645)	(31,206)	243,077	(2,540)	(38,230)	97,185
Constitution in the period on	-	-	392,931	392,931	343,108	324,675	391,536	416,522
Negative Social Contribution Base	-	-	175,731	175,731	157,510	139,077	175,207	175,731
Tax loss	-	-	217,200	217,200	185,598	185,598	216,329	240,791
Total deferred taxes	(525,090)	1,553,066	1,306,935	4,846,798	(615,718)	1,408,885	1,098,205	4,039,083
Income tax and social contribution	475,000	1,506,548	1,319,033	4,822,862	(629,830)	(1,643,731)	101,819	1,015,217
(1)The calculation basis is Net Profit, after IR and CSLL.
(2)Interest on Equity received and receivable is not included in the result of interests in associates and subsidiaries.
(3)Effect of the difference in the rate for companies that are subject to the social contribution rate of 9% and 15%

*Values expressed in thousands, except when indicated.
10.Other Assets

		Bank		Consolidated
	09/30/2024	12/31/2023	09/30/2024	12/31/2023
Securities and Credits Receivable (Note 7.a)
Credit Cards	45,558,947	43,318,428	45,558,947	43,318,428
Credit Rights (1)	25,413,482	32,272,330	29,823,728	35,741,687
Premium or Discount in Financial Asset Sale or Transfer Operations	536,631	214,077	536,631	214,077
Debtors for Guarantee Deposits:
For Filing Tax Appeals	5,880,002	5,656,205	7,789,798	7,503,965
For Filing Labor Appeals	1,714,112	1,735,205	1,819,638	1,834,873
Others - Civil	760,611	787,047	948,650	987,175
Contractual Guarantees from Former Controllers	496	496	496	496
Payments to be reimbursed	102,831	93,865	105,230	97,478
Salary Advances	389,723	129,513	593,176	542,314
Advances on Energy Contracts	-	-	5,383,562	2,750,937
Benefits Plan for Employees	306,633	272,437	367,462	338,820
Debtors for Purchase of Securities and Goods (Note 7.a)	376,275	399,190	522,406	551,727
Amounts Receivable from Related Companies	48,121	44,824	236,068	236,869
Income Receivable	3,322,586	3,399,401	3,541,048	3,156,621
Other Values and Assets (2)	1,012,487	1,036,387	1,028,431	979,728
Others (2)	18,263,413	13,845,180	8,970,819	8,669,768
Total	103,686,350	103,204,585	107,226,090	106,924,963

Current	92,215,496	91,933,523	93,295,287	92,881,898
Non-Current	11,470,854	11,271,062	13,930,803	14,043,065
(1) Consists of operations with credit assignment characteristics, substantially composed of "Confirming" operations with legal entities subject to credit risk and analysis of expected losses associated with credit risk by segment, in accordance with risk policies from the bank.
(2) In 2023, balances relating to prepaid expenses are included in the other line, reclassified from other values and assets for the purpose of better presentation.

*Values expressed in thousands, except when indicated.
11.Information on Dependencies Abroad

Banco Santander is authorized to operate branches in Grand Cayman, the Cayman Islands, and Luxembourg. The agencies are duly authorized to carry out fundraising business in the international banking and capital markets to provide lines of credit to Banco Santander, which are then extended to Banco Santander customers for working capital and foreign trade financing. The agencies also receive deposits in foreign currency from corporate clients and individuals and grant credit to Brazilian and foreign clients, mainly to support commercial operations with Brazil.

The net result for the period of foreign branches, converted at the exchange rate in force on the balance sheet date included in the financial statements without eliminating transactions with affiliates, is:

		Grand Cayman Branch (1)			Luxembourg Branch (1)
	01/07 to	01/01 to	01/01 to	01/07 to	01/01 to	01/01 to
	09/30/2024	09/30/2024	09/30/2023	09/30/2024	09/30/2024	09/30/2023
Result of the Period	375,446	1,347,437	654,544	565,353	1,711,595	1,330,693

	Grand Cayman Branch (1)		Luxembourg Branch (1)
	09/30/2024	12/31/2023	09/30/2024	12/31/2023
Assets
Current and Long-Term Realizable Assets	185,054,129	154,465,424	143,658,852	119,862,991
Permanent Assets	31	28	-	-
Total Assets	185,054,160	154,465,452	143,658,852	119,862,991
Liabilities
Current Liabilities and Long-Term Liabilities	145,695,848	121,105,599	120,056,881	100,565,467
Net Equity	39,358,312	33,359,853	23,601,971	19,297,524
Total Liabilities and Net Equity	185,054,160	154,465,452	143,658,852	119,862,991
(1) The functional currency is Real.

*Values expressed in thousands, except when indicated.
12.Interests of Subsidiaries and Affiliates
a)Consolidation Perimeter

		Number of Shares or Quotas Owned (Thousand)			09/30/2024
Investments	Line of Activity	Common Shares and Quotas	Preferred Shares	Interest of Banco Santander	Consolidated Participation
Controlled by Banco Santander
Aymoré Crédito, Financiamento e Investimento S.A.	Financial	50,159	-	100.00%	100.00%
Banco RCI Brasil S.A.	Bank	81	81	39.89%	39.89%
Esfera Fidelidade S.A.	Services provision	10,001	-	100.00%	100.00%
Return Capital Gestão de Ativos e Participações S.A. (New name for Gira, Gestão Integrada de Recebíveis do Agronegócio S.A.)	Collection Management and Credit Recovery	446,712	-	100.00%	100.00%
Em Dia Serviços Especializados em Cobrança Ltda.	Collection Management and Credit Recovery	257,306	-	100.00%	100.00%
Rojo Entretenimento S.A.	Services provision	7,417	-	94.60%	94.60%
Sanb Promotora de Vendas e Cobrança Ltda.	Provision of Digital Media Services	71,181	-	100.00%	100.00%
Sancap Investimentos e Participações S.A.	Holding	23,538,159	-	100.00%	100.00%
Santander Brasil Administradora de Consórcio Ltda.	Consortium	872,186	-	100.00%	100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A.	Broker	14,067,640	14,067,640	100.00%	100.00%
Santander Corretora de Seguros, Investimentos e Serviços S.A.	Broker	7,184	-	100.00%	100.00%
Santander Holding Imobiliária S.A.	Holding	558,601	-	100.00%	100.00%
Santander Leasing S.A. Arrendamento Mercantil	Leasing	164	-	100.00%	100.00%
F1RST Tecnologia e Inovação Ltda.	Provision of Technology Services	241,941	-	100.00%	100.00%
SX Negócios Ltda.	Provision of Call Center Services	75,050	-	100.00%	100.00%
Tools Soluções e Serviços Compartilhados Ltda.	Services provision	192,000	-	100.00%	100.00%
Subsidiaries of Aymoré Crédito, Financiamento e Investimento S.A.
Solution 4Fleet Consultoria Empresarial S.A.	Technology	500,411	-	100.00%	100.00%
Banco Hyundai Capital Brasil S.A.	Bank	150,000	-	50.00%	50.00%
Subsidiaries of Santander Leasing
Banco Bandepe S.A.	Bank	3,589	-	100.00%	100.00%
Santander Distribuidora de Títulos e Valores Mobiliários S.A. (Santander DTVM)	Distributor	461	-	100.00%	100.00%
Subsidiaries of Sancap
Santander Capitalização S.A.	Capitalization	64,615	-	100.00%	100.00%
Evidence Previdência S.A.	Pension	42,819,564	-	100.00%	100.00%
Subsidiaries of Santander Holding Imobiliária S.A.
Summer Empreendimentos Ltda.	Real Estate	17,084	-	100.00%	100.00%
Subsidiaries of Santander Distribuidora de Títulos e Valores Mobiliários S.A.
Toro Corretora de Títulos e de Valores Mobiliários Ltda. (Toro CTVM)	Broker	21,559	-	59.64%	59.64%
Toro Investimentos S.A.	Investments	44,101	-	13.23%	13.23%
Subsidiaries of Toro Corretora de Títulos de Valores Mobiliários Ltda.
Toro Investimentos S.A.	Investments	289,362	-	86.77%	86.77%
Joint Subsidiary of Sancap
Santander Auto S.A.	Technology	22,452	-	50.00%	50.00%
Subsidiary of Toro Investimentos S.A.
Toro Asset Management S.A.	Investments	918,264	-	100.00%	100.00%

*Values expressed in thousands, except when indicated.

		Number of Shares or Quotas Owned (Thousand)			09/30/2024
Investments	Line of Activity	Common Shares and Quotas	Preferred Shares	Interest of Banco Santander	Consolidated Participation
Banco Santander's Equity Method
Estruturadora Brasileira de Projetos S.A.	Others	5,076	1,736	11.11%	11.11%
Gestora de Inteligência de Crédito S.A.	Credit Bureau	8,144	1,756	15.56%	15.56%
Significant Influence by Banco Santander
Núclea S.A.	Others	9,248	-	17.53%	17.53%
Pluxee BenefÍcios Brasil S.A	Benefits	191,342	-	20.00%	20.00%
Joint Subsidiaries of Santander Corretora de Seguros
América Gestão Serviços em Energia S.A.	Energy	653	-	70.00%	70.00%
Hyundai Corretora de Seguros Ltda.	Insurance Broker	1,000	-	50.00%	50.00%
Fit Economia de Energia S.A. (1)	Others	10,400	0.00%	65.00%	65.00%
Santander Corretora de Seguros Equity Method
Tecnologia Bancária S.A.	Others	743,944	-	18.98%	18.98%
CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A.	Others	22,454	-	20.00%	20.00%
Biomas – Serviços Ambientais, Restauração e Carbono S.A.	Others	20,000	-	16.66%	16.66%
Significant Influence by Santander Corretora de Seguros
Webmotors S.A.	Technology	182,197,214	-	30.00%	30.00%
Subsidiary of Webmotors S.A.
Loop Gestão de Pátios S.A.	Services provision	23,243	-	51.00%	15.30%
Car10 Tecnologia e Informação S.A.	Technology	6,591	-	66.67%	20.00%
Subsidiary of Car10 Tecnologia e Informação S.A.
Pag10 Fomento Mercantil Ltda.	Technology	100	-	100.00%	20.00%
Subsidiary of Tecnologia Bancária S.A.
Tbnet Comércio, Locação e Administração Ltda.	Others	552,004	-	100.00%	18.98%
TecBan Serviços Integrados Ltda.	Others	10,800	-	100.00%	18.98%
Subsidiary of Tbnet Comércio, Locação e Administração Ltda.
Tbforte Segurança e Transporte de Valores Ltda.	Others	517,505	-	100.00%	18.98%
Consolidated Investment Funds

• Santander Fundo de Investimento Amazonas Multimercado Crédito Privado de Investimento Abroad (Santander FI Amazonas);
• Santander Fundo de Investimento Diamantina Multimercado Private Credit for Investment Abroad (Santander FI Diamantina);
• Santander Fundo de Investimento Guarujá Multimercado Private Credit for Investment Abroad (Santander FI Guarujá);
• Santander Investment Fund SBAC Referenced DI Crédito Privado (Santander FI SBAC);
• Santander Paraty QIF PLC (Santander Paraty) (3);
• Sale of Credit Rights Investment Fund Vehicles (Sale of FIDC Vehicles) (1);
• Prime 16 – Real Estate Investment Fund (current name of BRL V - Real Estate Investment Fund - FII) (2);
• Santander FI Hedge Strategies Fund (Santander FI Hedge Strategies) (3);
• Multisegment Credit Rights Investment Fund NPL Ipanema VI - Non-Standardized (Fundo Investimento Ipanema NPL VI) (4);
• Santander Hermes Multimercado Crédito Privado Infrastructure Investment Fund;
• Wholesale Credit Rights Investment Fund – Non-Standardized (4);
• Current - Multimarket Investment Fund Private Credit Investment Abroad;
• Credit Rights Investment Fund – Getnet ;
• Santander Flex Credit Rights Investment Fund (4);
• San Créditos Estruturados – Non-Standardized Credit Rights Investment Fund (4);
• D365 – Credit Rights Investment Fund (4);
• Tellus Credit Rights Investment Fund (4);
• Precato IV Credit Rights Investment Fund (4);
• Santander Hera Renda Fixa Incentive Fund for Investment in Infrastructure Limited Liability;
• Ararinha Long-Term Fixed Income Investment Fund; and
• Hyundai Credit Rights Investment Fund.

(1)The Renault manufacturer (an entity not belonging to the Santander Conglomerate) sells its duplicates to the Fund. This Fund exclusively purchases duplicates from the Renault manufacturer. In turn, Banco RCI Brasil S.A. holds 100% of its subordinated shares.
(2)Banco Santander appeared as a creditor in certain overdue credit operations that had real estate as collateral. The operation to recover these credits consists of the contribution of properties as collateral for the capital of the Real Estate Investment Fund and the consequent transfer of the Fund's shares to Banco Santander, through payment in payment of the aforementioned credit operations.

*Values expressed in thousands, except when indicated.
(3)Banco Santander, through its subsidiaries, holds the risks and benefits of Santander Paraty and the Santander FI Hedge Strategies Subfund, resident in Ireland, and both are fully consolidated in their Consolidated Financial Statements. Santander Paraty does not have its own equity position, with all records coming from the financial position of Santander FI Hedge Strategies.
(4)Fund controlled by Return Capital Gestão de Ativos e Participações S.A.
b) Composition of Investments

						Bank
	Adjusted Net Equity	Adjusted Net Equity	Value of Investments		Equity Income Result
		01/01 to			01/01 to	01/01 to
	09/30/2024	09/30/2024	09/30/2024	12/31/2023	09/30/2024	09/30/2023
Subsidiaries of Banco Santander
Aymoré Crédito, Financiamento e Investimento S.A.	24,203,846	1,366,173	24,203,846	22,838,738	1,366,173	1,773,966
Banco RCI Brasil S.A.	1,447,843	140,266	577,558	508,035	55,953	33,026
Em Dia Serviços Especializados em Cobrança Ltda.	250,993	13,849	214,103	214,216	(113)	(40,062)
Esfera Fidelidade S.A.	1,569,717	661,674	1,569,717	908,089	661,628	594,446
Return Capital Gestão de Ativos e Participações S.A. (New name of Gira, Gestão Integrada de Recebíveis do Agronegócio S.A.)	8,527,528	501,214	8,512,395	7,482,700	497,726	655,042
Sancap Investimentos e Participações S.A.	1,360,446	452,698	1,227,325	1,223,774	452,698	503,868
Santander Brasil Administradora de Consórcio Ltda.	1,436,592	408,692	1,436,592	1,027,901	408,692	445,462
Santander Corretora de Câmbio e Valores Mobiliários S.A.	999,091	27,827	999,088	975,593	27,824	46,950
Santander Corretora de Seguros, Investimentos e Serviços S.A.	7,518,037	1,042,731	7,503,190	6,462,279	1,042,731	1,796,406
Santander Leasing S.A. Arrendamento Mercantil	11,850,711	536,158	11,850,711	11,445,416	536,158	562,759
Tools Soluções e Serviços Compartilhados Ltda.	250,215	19,891	250,215	230,246	19,891	25,007
Toro Participacoes S.A	-	1,863	-	-	1,863	-
Significant Influence by Banco Santander
Núclea S.A.	2,172,648	444,270	381,799	503,922	77,880	82,093
Pluxee BenefÍcios Brasil S.A	10,221,350	142,985	2,044,270	-	28,597	-
Others	2,041,489	(20,371)	1,554,541	1,298,301	14,000	2,955
Total	73,850,506	5,739,920	62,325,350	55,119,210	5,191,701	6,481,918

						Consolidated
	Adjusted Net Equity	Adjusted Net Equity	Value of Investments		Equity Income Result
		01/01 to			01/01 to	01/01 to
	09/30/2024	09/30/2024	09/30/2024	12/31/2023	09/30/2024	09/30/2023
Jointly controlled directly and indirectly by Banco Santander
Biomas – Serviços Ambientais, Restauração e Carbono S.A.	26,196	(25,314)	4,366	3,585	(4,219)	(327)
CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A.	368,280	(6,065)	73,657	42,565	(1,213)	(424)
Estruturadora Brasileira de Projetos S.A.	3,510	1,638	390	208	182	13
Gestora de Inteligência de Crédito S.A.	342,174	(21,209)	53,208	56,507	(3,298)	(4,601)
Hyundai Corretora de Seguros Ltda.	4,216	1,002	2,108	1,607	501	226
PSA Corretora	-	-	-	-	-	1,925
Santander Auto S.A.	106,666	36,710	53,333	36,762	18,355	15,228
Tecnologia Bancária S.A.	996,449	28,851	189,126	183,650	5,476	(317)
Significant Influence by Santander Corretora de Seguros
Webmotors S.A.	513,153	121,070	153,946	106,956	36,321	34,390
Significant Influence by Banco Santander
Núclea S.A.	2,177,975	444,267	381,799	503,922	77,880	82,093
Pluxee Benefícios Brasil S.A. (1)	10,221,350	142,985	2,044,270	-	28,597	-
Total	14,759,969	723,936	2,956,203	935,762	158,582	128,206
(1) The balance of the operation to acquire a stake in Pluxee includes its investment in its benefits subsidiary, Pluxee Instituição de Escolha S.A. (Current name of ”Ben Benefícios e Serviços Instituição de Pagos S.A”) and goodwill generated by expected future profitability, as described in Note 29.c.

*Values expressed in thousands, except when indicated.

13.Fixed Assets in Use

						Bank
			09/30/2024			12/31/2023
	Cost	Depreciation	Net	Cost	Depreciation	Net
Real Estate	2,362,415	(1,022,386)	1,340,029	2,385,144	(991,889)	1,393,255
Land	606,947	-	606,947	613,619	-	613,619
Buildings	1,755,468	(1,022,386)	733,082	1,771,525	(991,889)	779,636
Other Fixed Assets for Use	13,194,226	(9,973,103)	3,221,123	13,559,747	(9,701,225)	3,858,522
Installations, Furniture and Equipment	5,596,827	(4,338,776)	1,258,051	5,641,818	(4,080,962)	1,560,856
Data Processing Equipment	2,875,238	(2,059,233)	816,005	2,958,597	(1,960,612)	997,985
Improvements to Third Party Properties	3,688,911	(2,819,739)	869,172	3,946,673	(2,964,733)	981,940
Security and Communications Systems	966,888	(720,845)	246,043	945,019	(664,032)	280,987
Others	66,362	(34,510)	31,852	67,640	(30,886)	36,754
Total	15,556,641	(10,995,489)	4,561,152	15,944,891	(10,693,114)	5,251,777

						Bank
			01/01 to			01/01 to
			09/30/2024			09/30/2023
	Cost	Accumulated Depreciation	Total	Cost	Accumulated Depreciation	Total

Balance at the Beginning of the Year	15,944,891	(10,693,114)	5,251,777	16,029,469	(10,317,194)	5,712,275
Additions	318,001	-	318,001	739,198	-	739,198
Depreciation	-	(858,743)	(858,743)	-	(973,876)	(973,876)
Write-offs	(706,377)	556,494	(149,883)	(684,711)	540,399	(144,312)
Transfers	125	(125)	-	6,679	(2,827)	3,852
Balance at the End of the Period	15,556,640	(10,995,488)	4,561,152	16,090,635	(10,753,498)	5,337,137

						Consolidated
			09/30/2024			12/31/2023
	Cost	Depreciation	Net	Cost	Depreciation	Net
Real Estate	2,603,011	(1,086,448)	1,516,563	2,617,403	(1,049,217)	1,568,186
Land	651,514	-	651,514	658,187	-	658,187
Buildings	1,951,497	(1,086,448)	865,049	1,959,216	(1,049,217)	909,999
Others Fixed Assets	13,632,325	(10,181,966)	3,450,359	13,956,282	(9,869,620)	4,086,662
Installations, Furniture and Equipment	5,715,182	(4,422,587)	1,292,595	5,693,158	(4,137,663)	1,555,495
Data Processing Equipment	3,025,646	(2,079,532)	946,114	3,117,011	(1,977,807)	1,139,204
Improvements to Third Party Properties	3,853,217	(2,920,921)	932,296	4,110,261	(3,055,802)	1,054,459
Security and Communications Systems	971,859	(724,389)	247,470	949,249	(667,430)	281,819
Others	66,421	(34,537)	31,884	86,603	(30,918)	55,685
Total	16,235,336	(11,268,414)	4,966,922	16,573,685	(10,918,837)	5,654,848

						Consolidated
			01/01 to			01/01 to
			09/30/2024			09/30/2023
	Cost	Accumulated Depreciation	Total	Cost	Accumulated Depreciation	Total

Balance at the Beginning of the Year	16,573,685	(10,918,837)	5,654,848	16,635,937	(10,520,884)	6,115,053
Additions	393,995	-	393,995	876,529	-	876,529
Depreciation	-	(872,219)	(872,219)	-	(1,003,492)	(1,003,492)
Write-offs	(714,545)	521,954	(192,591)	(812,237)	553,224	(259,013)
Transfers	(17,799)	688	(17,111)	6,679	(2,827)	3,852
Balance at the End of the Period	16,235,336	(11,268,414)	4,966,922	16,706,908	(10,973,979)	5,732,929

*Values expressed in thousands, except when indicated.

14.Intangibles

				Bank
			09/30/2024	12/31/2023
	Cost	Amortization	Net	Net
Goodwill in the Acquisition of Controlled Companies	27,220,515	(27,067,226)	153,289	303,073
Other Intangible Assets	15,206,790	(8,150,965)	7,055,825	6,779,882
Acquisition and Development of Software	10,352,671	(5,953,285)	4,399,386	4,104,278
Payroll Acquisition Rights	4,680,739	(2,030,910)	2,649,829	2,654,124
Others	173,380	(166,770)	6,610	21,480
Total	42,427,305	(35,218,191)	7,209,114	7,082,955

				Bank
			09/30/2024	12/31/2023
	Cost	Amortization	Net	Net
Balance at the Beginning of the Year	41,237,399	(34,154,444)	7,082,955	6,315,142
Additions	1,642,941	-	1,642,941	3,678,961
Amortization	-	(1,503,727)	(1,503,727)	(2,018,678)
Write-offs	(453,036)	439,981	(13,055)	(897,488)
Transfers	-	-	-	5,018
Balance at the End of the Period	42,427,304	(35,218,190)	7,209,114	7,082,955

				Consolidated
			09/30/2024	12/31/2023
	Cost	Amortization	Net	Net
Goodwill in the Acquisition of Controlled Companies	28,273,815	(27,610,814)	663,001	887,252
Other Intangible Assets	15,835,318	(8,487,222)	7,348,096	7,074,300
Acquisition and Development of Software	10,980,821	(6,289,541)	4,691,280	4,398,186
Payroll Acquisition Rights	4,680,739	(2,030,910)	2,649,829	2,654,124
Others	173,758	(166,771)	6,987	21,990
Total	44,109,133	(36,098,036)	8,011,097	7,961,552

				Consolidated
			09/30/2024	12/31/2023
	Cost	Amortization	Net	Net
Balance at the Beginning of the Year	42,895,970	(34,934,418)	7,961,552	7,292,141
Additions	1,825,994	-	1,825,994	3,678,961
Amortization	-	(1,640,407)	(1,640,407)	(2,117,080)
Write-offs	(545,199)	433,629	(111,571)	(897,488)
Transfers	(67,632)	43,160	(24,472)	5,018
Balance at the End of the Period	44,109,133	(36,098,036)	8,011,097	7,961,552
(1) Refers to the acquisition of software.

For the period ending in September 30, 2024, there no was impairment of Rights for Acquisition of Payroll and Development of Logics.

*Values expressed in thousands, except when indicated.
15.Funding
a) Opening of Equity Accounts

						Bank
					9/30/2024	12/31/2023
	No maturity	Up to 3 Months	From 3 to 12 Months	More than 12 months	Total	Total
Deposits	97,371,535	116,661,291	140,796,248	141,624,793	496,453,866	475,535,132
Demand Deposits	40,081,891	-	-	-	40,081,891	41,280,250
Savings Deposits	57,144,155	-	-	-	57,144,155	58,111,966
Interbank Deposits	-	2,755,357	2,371,178	259,058	5,385,593	4,111,360
Time Deposits (1)	145,489	113,905,934	138,425,070	141,365,735	393,842,228	372,031,556
Open Market Funding	-	132,946,967	12,519,485	19,537,248	165,003,700	141,939,228
Own Portfolio	-	43,074,273	390,350	3,815	43,468,438	61,343,482
Public Securities	-	27,299,556	370,201	-	27,669,757	39,730,093
Others	-	15,774,717	20,149	3,815	15,798,681	21,613,389
Third-Party Portfolio	-	89,872,694	-	-	89,872,694	62,025,098
Free Movement Portfolio	-	-	12,129,135	19,533,433	31,662,568	18,570,648
Acceptance and Issuance Resources	-	22,028,347	53,987,303	89,918,604	165,934,254	167,198,665
Resources for Real Estate, Mortgage, Credit and Similar Letters	-	16,100,779	41,777,894	56,658,940	114,537,613	116,770,927
Real Estate Credit Letters - LCI (2)	-	3,986,417	14,681,485	22,435,532	41,103,434	41,677,823
Agribusiness Letters of Credit - LCA	-	8,063,706	15,258,948	17,093,581	40,416,235	36,422,804
Financial Letters - LF (3)	-	4,023,229	6,641,480	5,423,645	16,088,354	22,729,058
Guaranteed Real Estate Notes - LIG (4)	-	27,427	5,195,981	11,706,182	16,929,590	15,941,242
Obligations for Securities Abroad	-	5,483,755	7,987,254	22,914,260	36,385,269	38,257,726
Structured Operations Certificates	-	443,813	4,222,155	10,345,404	15,011,372	12,170,012
Obligations for Loans and Transfers	-	52,291,294	52,617,506	14,101,492	119,010,293	89,571,840
Obligations for Loans Abroad	-	51,203,409	50,367,762	8,290,177	109,861,348	77,239,162
Export and Import Financing Lines	-	19,479,167	42,765,677	238,313	62,483,158	50,490,555
Other Lines of Credit	-	31,724,242	7,602,085	8,051,864	47,378,191	26,748,607
Obligations for Country Transfers	-	1,087,885	2,249,744	5,811,315	9,148,944	12,332,678
Total	97,371,535	323,927,899	259,920,542	265,182,137	946,402,113	874,244,865

Current	97,371,535	323,927,899	259,920,542	-	681,219,976	599,568,298
Non-Current	-	-	-	265,182,137	265,182,137	274,676,567

*Values expressed in thousands, except when indicated.

						Consolidated
					09/30/2024	12/31/2023
	No maturity	Up to 3 Months	From 3 to 12 Months	More than 12 months	Total	Total
Deposits	96,746,376	116,154,225	140,909,656	142,044,053	495,854,310	475,701,951
Demand Deposits	39,264,065	-	-	-	39,264,065	40,967,118
Savings Deposits	57,144,155	-	-	-	57,144,155	58,111,966
Interbank Deposits	-	2,034,170	2,517,988	755,449	5,307,607	4,263,954
Term Deposits (1)	145,489	114,120,055	138,391,668	141,288,604	393,945,816	372,200,427
Other Deposits	192,667	-	-	-	192,667	158,486
Money Market Funding	-	120,868,048	12,519,485	19,537,248	152,924,781	134,793,745
Own Portfolio	-	36,015,417	390,350	3,815	36,409,582	55,967,171
Public Securities	-	20,240,700	370,201	-	20,610,901	34,353,782
Others	-	15,774,717	20,149	3,815	15,798,681	21,613,389
Third-Party Portfolio	-	84,852,631	-	-	84,852,631	60,255,925
Free Movement Portfolio	-	-	12,129,135	19,533,433	31,662,568	18,570,649
Acceptance and Issuance Resources	-	19,661,401	53,113,570	80,924,344	153,699,315	149,203,270
Foreign Exchange Acceptance Resources	-	140,413	404,009	925,978	1,470,400	1,339,088
Resources for Real Estate, Mortgage, Credit and Similar Letters	-	16,707,750	43,282,650	60,097,251	120,087,651	122,082,082
Real Estate Credit Letters - LCI (2)	-	3,986,417	14,681,485	22,435,532	41,103,434	41,677,823
Agribusiness Letters of Credit - LCA	-	8,063,706	15,258,948	17,093,581	40,416,235	36,422,804
Financial Letters - LF (3)	-	4,630,199	8,146,236	8,861,956	21,638,391	28,040,213
Guaranteed Real Estate Notes - LIG (4)	-	27,428	5,195,981	11,706,182	16,929,591	15,941,242
Obligations for Securities Abroad	-	2,369,425	5,204,756	9,555,711	17,129,892	13,612,088
Structured Operations Certificates	-	443,813	4,222,155	10,345,404	15,011,372	12,170,012
Obligations for Loans and Transfers	-	52,297,144	52,617,506	14,101,492	119,016,142	89,635,879
Loan Obligations in the Country	-	5,849	-	-	5,849	64,039
Obligations for Loans Abroad	-	51,203,409	50,367,762	8,290,177	109,861,348	77,239,162
Export and Import Financing Lines	-	19,479,167	42,765,677	238,313	62,483,158	50,490,555
Other Lines of Credit	-	31,724,242	7,602,085	8,051,864	47,378,191	26,748,607
Obligations for Country Transfers	-	1,087,885	2,249,744	5,811,315	9,148,944	12,332,678
Total	96,746,376	308,980,818	259,160,217	256,607,137	921,494,548	849,334,845

Current	96,746,376	308,980,818	259,160,217	-	664,887,411	581,902,229
Non-Current	-	-	-	256,607,137	256,607,137	267,432,616
(1)They consider the maturities established in the respective applications, with the possibility of immediate withdrawal, in advance of their maturity date.
(2)Real estate credit bills are fixed income securities backed by real estate credits and guaranteed by a mortgage or fiduciary sale of real estate. On September 30, 2024, they have a maturity date between 2024 and 2034.
(3)The main characteristics of financial bills are a minimum term of two years, a minimum nominal value of R$50 and permission for early redemption of only 5% of the amount issued. On September 30, 2024, they have a maturity date between 2024 and 2034.
(4)Guaranteed Real Estate Bills are fixed income securities backed by Real Estate credits guaranteed by the issuer and by a pool of real estate credits separate from the issuer's other Assets. On September 30, 2024, they have a maturity date between 2024 and 2035 (12/31/2023 - with a maturity date between 2024 and 2035).

*Values expressed in thousands, except when indicated.
At the Bank and Consolidated, the export and import financing lines are resources raised from financial institutions abroad, intended for investment in commercial exchange operations, relating to discounting of export bills and pre-financing for export and import, whose Maturities run until the year 2026 (12/31/2023 - until the year 2030) and are subject to financial charges, corresponding to exchange rate variation plus interest ranging from 1,50% to 12,32% a.a. (12/31/2023 - from 0.04% a.a. to 3.02% a.a.).

The country's onlending obligations - official institutions incur financial charges corresponding to the TJLP, exchange variation of the BNDES currency basket or the exchange variation of the US Dollar, plus interest, in accordance with the operational policies of the BNDES System.

b) Obligations for Securities Abroad

				Bank		Consolidated
			09/30/2024	12/31/2023	09/30/2024	12/31/2023
Issuance	Maturity until	Interest Rate (p.a.)	Total	Total	Total	Total
2018	2025	Up to 6,4% + CDI	-	207,098	-	-
2019	2027	Up to 9% + CDI	719,211	1,115,221	-	-
2020	2027	Up to 9% + CDI	283,039	464,379	-	-
2021	2031	Up to 9% + CDI	4,645,399	7,584,269	3,645,811	3,337,315
2022	2035	Up to 9% + CDI	2,188,803	4,950,983	1,549,003	1,918,929
2023	2031	Up to 9% + CDI	10,715,109	23,935,776	3,052,066	8,355,844
2024	2035		17,833,708	-	8,883,012	-
Total			36,385,269	38,257,726	17,129,892	13,612,088
c) Opening of income accounts

				Bank				Consolidated
	01/07 to	01/01 to	01/07 to	01/01 to	01/07 to	01/01 to	01/07 to	01/01 to
	09/30/2024	09/30/2024	09/30/2023	09/30/2023	09/30/2024	09/30/2024	09/30/2023	09/30/2023
Term Deposits (1) (2)	8,500,641	28,063,658	9,873,299	24,184,465	7,754,285	25,350,765	7,748,088	19,992,945
Savings Deposits	946,121	2,790,377	1,100,611	3,327,323	946,121	2,790,377	1,100,612	3,327,324
Interbank Deposits	124,697	340,414	149,470	541,233	120,966	317,260	151,223	425,516
Fundraising on the Open Market	3,943,578	11,056,819	4,230,417	11,572,726	3,579,217	10,344,133	3,966,993	10,780,428
Updating and Interest on Pension and Capitalization Provisions	-	-	-	-	69,536	201,951	82,050	244,231
Resources for Acceptance and Issuance of Securities	3,823,321	32,510,186	10,814,045	17,119,891	4,029,181	33,102,331	11,020,909	17,694,507
Others (3)	504,819	2,715,103	771,965	166,634	565,604	2,732,725	774,331	162,338
Total	17,843,177	77,476,557	26,939,807	56,912,272	17,064,908	74,839,540	24,844,206	52,627,289
(1) At the Bank and Consolidated, it includes the recording of interest in the amount of R$1,782,772 (2023 - R$ 713,975), referring to the issuance of a Debt Instrument Eligible for Tier I and II Capital (Note 16.b).
(2) Includes exchange rate variation expenses in the amount of R$3,372,371 in the Bank and Consolidated (2023 - R$ 5,414,167).
(3) As of September 30, 2024, it mainly refers to exchange rate variation expenses in the Bank and Consolidated.

*Values expressed in thousands, except when indicated.

16.Other Financial Liabilities
a.Composition

	Bank
	09/30/2024	12/31/2023
Foreign Exchange Portfolio	80,256,534	63,753,620
Securities Negotiation and Intermediation	657,757	313,080
Equity Eligible Debt Instruments	29,492,163	19,626,967
Collection and Collection of Taxes and Similar	3,712,955	146,792
Interdependencies and Interfinancial Relations	10,329,939	6,438,024
Total	124,449,348	90,278,483

Current	108,714,269	78,170,338
Non-Current	15,735,079	12,108,145

	Consolidated
	09/30/2024	12/31/2023
Foreign Exchange Portfolio	80,256,534	63,753,620
Securities Negotiation and Intermediation	10,171,041	2,785,941
Equity Eligible Debt Instruments	29,492,163	19,626,967
Collection and Collection of Taxes and Similar	3,760,119	178,846
Interdependencies and Interfinancial Relations	10,329,939	6,438,025
Total	134,009,796	92,783,399

Current	107,078,078	78,162,872
Non-Current	26,931,718	14,620,527

b.Debt Instruments Eligible to Capital
The details of the balance of the item Debt Instruments Eligible for Capital referring to the issuance of capital instruments to compose Level I and Level II of the PR due to the Capital Optimization Plan, are as follows:

						Bank/Consolidated
					09/30/2024	12/31/2023
Equity Eligible Debt Instruments	Issuance	Maturity	Issue Value (in Millions)	Interest Rate (p.a.)	Total	Total
Notes - Level I (1)	November - 18	No Maturity (Perpetual)	US$1,250	8.913%	7,049,547	6,116,218
Financial Bills - Level II (2)	November - 21	November - 31	R$5,300	CDI+2%	7,749,179	7,072,124
Financial Bills - Level II (2)	December - 21	December - 31	$200	CDI+2%	292,174	266,647
Financial Bills - Level II (2)	October - 23	October - 33	$6,000	CDI+1,6%	6,742,504	6,171,978
Financial Bills - Level I (3)	September - 24	without term (perpetual)	$7,600	CDI+1,4%	7,658,759	-
Total					29,492,163	19,626,967
(1) The issues were made through the Cayman Agency and there is no Income Tax at Source, and interest is paid semi-annually, starting from May 8, 2019.
(2) Financial Bills issued in November 2021 and October 2023 have redemption and repurchase options.
(3) Financial Bills issued in September 2024 have redemption and repurchase options, and have interest paid semiannually, starting March 5, 2025.

Notes have the following common characteristics:

(a) Unit value of at least US$150 thousand and in integral multiples of US$1 thousand when exceeding this minimum value;
(b) The Notes may be repurchased or redeemed by Banco Santander after the 5th (fifth) anniversary from the date of issue of the Notes, at the Bank's sole discretion or due to changes in the tax legislation applicable to the Notes; or at any time, due to the occurrence of certain regulatory events

*Values expressed in thousands, except when indicated.

17.Other Liabilities

		Bank		Consolidated
	09/30/2024	12/31/2023	09/30/2024	12/31/2023
Technical Provision for Capitalization Operations	-	-	4,288,961	4,382,123
Obligations with Credit Cards	46,731,843	44,790,626	46,731,893	45,143,460
Provision for Tax Risks and Legal Obligations (Note 18.b)	2,676,935	2,326,237	2,878,616	2,521,560
Provision for Judicial Proceedings and Administrative - Labor and Civil Actions (Note 18.b)	5,954,037	5,734,590	6,608,325	6,188,861
Labor Actions	3,017,698	3,051,424	3,382,139	3,291,702
Civil Actions	2,936,339	2,683,166	3,226,186	2,897,159
Provision for Financial Guarantees Provided	532,205	550,374	532,206	550,374
Benefits Plan for Employees (Note 26) (1)	4,763,887	2,508,983	4,791,176	2,543,504
Obligations for Acquisition of Goods and Rights	4,158	5,376	4,158	5,376
Provision for Payments to be Made
Personnel Expenses	1,816,624	1,807,154	2,436,448	2,338,857
Administrative Costs	226,571	260,989	537,667	623,225
Others Payments	33,999	48,466	181,721	159,725
Creditors for Resources to be Released	1,035,580	1,053,873	1,035,580	1,053,873
Obligations for Provision of Payment Service	513,355	591,592	513,355	591,592
Suppliers	956,838	802,212	1,293,344	1,304,360
Social and Statutory	359,806	523,514	370,944	585,339
Obligations with TVM Foreign Operations	3,918,870	3,510,605	3,918,870	3,510,605
Debts with Insurance Operations	-	-	1,621,828	1,696,572
Others (2)	15,988,320	10,137,747	19,939,530	13,989,982
Total	85,513,028	74,652,338	97,684,622	87,189,388

Current	19,817,589	12,525,591	30,923,402	23,902,138
Non Current	65,695,439	62,126,747	66,761,220	63,287,250
(1) The amount includes the effects of the obligation created as a result of the transaction signed between Banco Santander, BANESPREV, AFABESP and legal advisors on June 27, 2024. See details in note 18, item d.2.
(2) Composed mainly of exchange rate variations relating to Notes, balances arising from the reward program and other commitments for resources to be settled.

a) Provision for Financial Guarantees Provided

The classification of guarantee operations provided to constitute provisioning is based on the estimate of the risk involved. It results from the process of evaluating the quality of customers and operations, using a statistical model based on quantitative and qualitative information or by a specialized credit analyst, which allows them to be classified according to their probability of default, based on objective internal and market variables. (bureaus), previously identified as predictive of the probability of default. After this assessment, the operations are classified according to the provisioning ratings, with reference to CMN Resolution No. 2,682/1999. Through this analysis, the provision values are recorded to cover each operation, considering the type of guarantee provided, in accordance with the requirements of CMN Resolution No. 4,512/2016.

				Bank/Consolidated
		09/30/2024		12/31/2023
Type of Financial Guarantee	Balance Guarantees Provided	Provision	Balance Guarantees Provided	Provision
Linked to International Merchandise Trade	3,531,856	110,822	5,094,679	100,147
Linked to Bids, Auctions, Provision of Services or Execution of Works	16,812,366	13,390	7,020,490	8,909
Linked to the Supply of Goods	2,855,241	1,869	2,768,318	1,985
Linked to the Distribution of Securities by Public Offer	2,715,000	-	-	-
Guarantee in Legal and Administrative Proceedings of Fiscal Nature	13,873,675	352,047	13,688,909	327,298
Other Guarantees	98,066	-	90,386	1,840
Other Bank Guarantees	19,457,815	39,950	31,184,916	60,216
Other Financial Guarantees	5,169,772	12,057	2,062,860	49,979
Total	64,513,791	530,135	61,910,558	550,374

*Values expressed in thousands, except when indicated.

Movement of the Provision for Financial Guarantees Provided

				Bank/Consolidated
	01/07 to	01/01 to	01/07 to	01/01 to
	09/30/2024	09/30/2024	09/30/2023	09/30/2023
Balance at Beginning	550,374	550,374	525,815	413,437
Constitution	15,907	45,659	17,213	155,797
Reversal (1)	(381)	(63,828)	(18,018)	(44,224)
Balance at End	565,900	532,205	525,010	525,010
(1) Corresponds to honored guarantees, change in rating or provision set up in the Provision for Expected Losses Associated with Credit Risk line.

18.Provisions, Contingent Liabilities, Contingent Assets and Legal Obligations - Tax and Social Security

a) Contingent Assets

In the Bank and not Consolidated, as of September 30, 2024 and December 31, 2023, no assets were recognized in the accounting contingents.

b) Patrimonial Balances of Provisions for Judicial and Administrative Proceedings and Legal Obligations by Nature

		Bank		Consolidated
	09/30/2024	12/31/2023	09/30/2024	12/31/2023
Provision for Tax Risks and Legal Obligations (Note 17)	2,676,935	2,326,237	2,878,616	2,521,560
Provision for Judicial Proceedings and Administrative - Labor and Civil Actions (Note 17)	5,954,037	5,734,590	6,608,325	6,188,861
Labor Suits	3,017,698	3,051,424	3,382,139	3,291,702
Civil Suits	2,936,339	2,683,166	3,226,186	2,897,159
Total	8,630,972	8,060,827	9,486,941	8,710,421

c) Movement of Provisions for Judicial and Administrative Proceedings and Legal Obligations

						Bank
			01/01 to			01/01 to
			09/30/2024			09/30/2023
	Tax (1)	Labor	Civil	Tax	Labor	Civil
Initial Balance	2,326,237	3,051,424	2,683,166	4,141,393	1,532,949	2,724,425
Net Reversal Constitution (2)	380,624	1,819,212	734,493	(1,870,958)	1,953,866	507,113
Restatement	103,303	96,319	164,035	111,838	41,887	190,045
Write-offs by Payment	(133,229)	(1,949,257)	(645,355)	(91,326)	(932,770)	(558,319)
Final Balance	2,676,935	3,017,698	2,936,339	2,290,947	2,595,932	2,863,264
Guarantee Deposits - Other Credits	1,890,269	601,690	264,042	1,749,818	787,105	284,166
Guarantee Deposits - Securities	3,754	18,796	554	3,088	33,949	9
Total Guarantee Deposits (3)	1,894,023	620,486	264,596	1,752,906	821,054	284,175

						Consolidated
			01/01 to			01/01 to
			09/30/2024			09/30/2023
	Tax (1)	Labor	Civil	Tax	Labor	Civil
Initial Balance	2,521,560	3,291,702	2,897,159	6,722,249	1,711,146	2,883,056
Net Reversal Constitution (2)	395,471	2,028,561	936,457	(4,097,466)	2,084,052	705,146
Restatement	109,564	107,401	167,671	125,335	46,200	193,612
Write-offs by Payment	(147,979)	(2,045,525)	(775,101)	(267,848)	(1,001,688)	(721,027)
Final Balance	2,878,616	3,382,139	3,226,186	2,482,270	2,839,710	3,060,787
Guarantee Deposits - Other Credits	3,239,719	630,923	271,683	3,023,370	828,157	298,273
Guarantee Deposits - Securities	5,006	18,796	554	3,088	33,949	9
Total Guarantee Deposits (3)	3,244,725	649,719	272,237	3,026,458	862,106	298,282
(1) Tax risks include the constitution of provisions for taxes related to legal proceedings and administrative Assets and legal obligations (until 2022), recorded in other operating income and other operating expenses and IR and CSLL.
(2) In 2023, includes the reversal of the provision for PIS and COFINS processes relating to the questioning of Law No. 9,718/98 (See note 24).
(3) Refer to the amounts of guarantee deposits, limited to the value of the provision for contingencies classified as probable. The value of deposits for other contingencies classified as possible or remote, at the Bank is R$5,576 million and at Consolidated it is R$7,506 million.

*Values expressed in thousands, except when indicated.
d) Tax, Social Security, Labor and Civil Provisions

Banco Santander and its subsidiaries are an integral part in legal and administrative proceedings of a tax, social security, labor and civil nature, arising in the normal course of their activities.

The provisions were constituted based on the nature, complexity and history of the actions and the loss assessment of the companies' actions based on the opinions of internal and external legal advisors. Banco Santander's policy is to fully provision the value at risk of shares whose assessment is probable loss.

Management understands that the provisions set up are sufficient to cover possible losses resulting from legal and administrative proceedings as follows:

d.1) Judicial and Administrative Proceedings of a Tax and Social Security Nature

Main legal and administrative proceedings with probable risk of loss

Banco Santander and its controlled companies are parties to legal and administrative proceedings related to tax and social security discussions, which are classified based on the opinion of legal advisors, as a probable risk of loss.

Provisional Contribution on Financial Transactions (CPMF) in Customer Operations - R$1,149 million (12/31/2023 - R$ 1,099 million) in the Bank and Consolidated: in May 2003, the Brazilian Federal Revenue Service issued a tax assessment notice on Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM) and another case at Banco Santander (Brasil) S.A. The object of the case was the collection of CPMF on operations carried out by Santander DTVM in the management of its customers' resources and clearing services provided by the Bank to Santander DTVM, which occurred during the years 2000, 2001 and 2002. The administrativeAssets process ended unfavorably for both Companies. On July 3, 2015, Banco and Santander Brasil Tecnologia S.A. (current name of Produban Serviços de Informática S.A. and Santander DTVM) filed a lawsuit seeking to cancel both tax debts. Said action had an unfounded sentence and ruling, which led to the filing of a Special Appeal to the STJ and an Extraordinary Appeal to the STF, which are awaiting judgment. Based on the assessment of legal advisors, a provision was set up to cover the loss considered probable in the legal action.

National Social Security Institute (INSS) - R$ 140 million in the Bank and R$141 million in Consolidated (12/31/2023 - R$137 million in the Bank and R$ 138 million in Consolidated): Banco Santander and the controlled companies discuss administratively and judicially the collection of the contribution social security and education salary on various funds that, according to the assessment of legal advisors, do not have a salary nature.

Service Tax (ISS) - Financial Institutions – R$ 342 million in the Bank and R$ 360 million Consolidated (12/31/2023 - R$365 million in the Bank and R$ 379 million in Consolidated): Banco Santander and the controlled companies are administratively and judicially discussing the requirement, for several municipalities, from the payment of ISS on various revenues arising from operations that are not usually classified as provision of services. Furthermore, other actions involving ISS, classified as possible risk of loss, are described in note 19.e.

d.2) Judicial and Administrative Proceedings of a Labor Nature

These are actions filed by Unions, Associations, the Public Ministry of Labor and former employees claiming labor rights that they believe are due, in particular the payment of “overtime” and other labor rights, including processes related to retirement benefits.

For lawsuits considered common and similar in nature, provisions are recorded based on the historical average of closed lawsuits. Actions that do not meet the previous criteria are provisioned in accordance with an individual assessment carried out, with provisions being constituted based on the probable risk of loss, the law and jurisprudence in accordance with the loss assessment carried out by legal advisors.

Former Banespa Employees.

Class action filed by AFABESP (an association of retired and former employees of Banespa) seeking payment of a semiannual bonus provided for in the former bylaws of BANESPA. The final decision in the action was unfavorable to Banco Santander. Therefore, each beneficiary of the decision may file an individual action to receive the amount due.

As the judgments adopted different positions for each case, a procedure called Incident of Resolution of Repetitive Demands (IRDR) was instituted before the Regional Labor Court (TRT) with the objective of establishing objective criteria regarding the theses defended by the Bank, mainly the prescriptive term and payment limitations until December 2006 (regarding the establishment of Plan V). On March 11, 2024, the IRDR incident was admitted for future judgment and the suspension of all lawsuits that are in the second instance (TRT) and filed in São Paulo (Capital) and other cities that are part of the jurisdiction of the TRT of São Paulo was determined.

*Values expressed in thousands, except when indicated.
Finally, due to the divergence in interpretation of the labor statute of limitations provided for in the Federal Constitution, an Action for Allegation of Non-Compliance with a Fundamental Precept (ADPF) was also filed, so that the Federal Supreme Court (STF) can resolve the issue and indicate the correct term to be used in the individual cases filed.

On June 27, 2024, a transaction was signed between Banco Santander, BANESPREV, AFABESP and legal advisors establishing criteria and conditions for the settlement of individual lawsuits. By August 23, 2024 (end of the adhesion period), approximately 90% of eligible beneficiaries had formalized their adhesion to the aforementioned transaction, which was subsequently approved by court order, and the respective individual lawsuits will be terminated. Banco Santander recorded an obligation related to the amounts actually due for payment of the transaction. (Note 17).

The other individual processes, whose beneficiaries did not adhere to the aforementioned transaction, are pending a final decision regarding the controversial legal issues, which will be resolved when the IRDR and ADPF are judged.

d.3) Judicial and Administrative Proceedings of a Civil Nature

These provisions generally arise from: (1) actions requesting a review of contractual terms and conditions or requests for monetary adjustments, including alleged effects of the implementation of various government economic plans, (2) actions arising from financing contracts, (3) enforcement actions; and (4) actions for compensation for losses and damages. For civil actions considered common and similar in nature, provisions are recorded based on the historical average of closed cases. Claims that do not meet the previous criteria are provisioned in accordance with an individual assessment carried out, with provisions being constituted based on the probable risk of loss, the law and jurisprudence in accordance with the loss assessment carried out by legal advisors.

The main processes classified as probable loss risk are described below:

Compensation Suits - Refer to compensation for material and/or moral damage, relating to the consumer relationship, mainly dealing with issues relating to credit cards, direct consumer credit, current accounts, billing and loans and other matters. In actions relating to causes considered similar and usual for the business, in the normal course of the Bank's activities, the provision is constituted based on the historical average of closed processes. Actions that do not meet the previous criteria are provisioned in accordance with an individual assessment carried out, with provisions being constituted based on the probable risk of loss, the law and jurisprudence in accordance with the loss assessment carried out by legal advisors.

Economic Plans - They refer to judicial discussions, which plead alleged inflationary purges resulting from Economic Plans (Bresser, Verão, Collor I and II), as they understand that such plans violated acquired rights related to the application of inflationary indices supposedly due to Savings Accounts, Judicial Deposits and Term Deposits (CDBs). The actions are provisioned based on the individual assessment of loss carried out by legal advisors.

Banco Santander is also a party to public civil actions on the same matter, filed by consumer protection entities, the Public Prosecutor's Office or Public Defenders' Offices. The constitution of a provision is only made for cases with probable risk, based on requests for individual executions. The issue is still under analysis by the STF. There is jurisprudence in the STF favorable to Banks in relation to an economic phenomenon similar to that of savings, as in the case of correction of time deposits (CDBs) and corrections applied to contracts (table).

However, the STF's jurisprudence has not yet been consolidated on the constitutionality of the rules that modified Brazil's monetary standard. On April 14, 2010, the Superior Court of Justice (STJ) decided that the deadline for filing public civil actions discussing the purges is 5 years from the date of the plans, but this decision has not yet become final. Therefore, with this decision, most of the actions, as proposed after the 5-year period, will probably be judged unfounded, reducing the amounts involved. The STJ also decided that the deadline for individual savers to qualify for Public Civil Actions is also 5 years, counting from the final judgment of the respective sentence. Banco Santander believes in the success of the theses defended before these courts due to their content and foundation.

At the end of 2017, the Federal Attorney General's Office (AGU), Bacen, the Consumer Protection Institute (Idec), the Brazilian Savers Front (Febrapo) and the Brazilian Federation of Banks (Febraban) signed an agreement that seeks to end the legal disputes over Economic Plans.

The discussions focused on defining the amount that would be paid to each author, according to the balance in the book on the date of the plan. The total value of payments will depend on the number of subscriptions, and also on the number of savers who have proven in court the existence of the account and the balance on the anniversary date of the index change. The agreement negotiated between the parties was approved by the STF.

In a decision handed down by the STF, there was a national suspension of all processes dealing with the issue for the period of validity of the agreement, with the exception of cases in definitive compliance with a sentence.

On March 11, 2020, the agreement was extended by means of an addendum, with the inclusion of actions that only involve the discussion of the Collor I Plan. This extension has a term of 5 years and the approval of the terms of the addendum occurred on the 3rd June 2020.

*Values expressed in thousands, except when indicated.

Management considers that the provisions constituted are sufficient to cover the risks involved with the economic plans, considering the approved agreement.

e) Contingent Tax and Social Security, Labor and Civil Liabilities Classified as Possible Loss Risk

These are judicial and administrative proceedings of a tax and social security, labor and civil nature classified, based on the opinion of legal advisors, as a possible risk of loss, and are therefore not provisioned.

Tax actions classified as possible loss totaled R$34,413 million in Consolidated (12/31/2023 - R$ 34,829 million), with the main processes being as follows:

PIS and COFINS - Legal actions brought by Banco Santander (Brasil) S.A. and other entities of the Group to rule out the application of Law No. 9,718/98, which changes the calculation basis of the Social Integration Program (PIS) and the Contribution for Social Security Financing (COFINS), extending it to all entities' revenues, and not just revenues arising from the provision of services. In relation to the Banco Santander (Brasil) S.A. case, in 2015 the Federal Supreme Court (STF) admitted the extraordinary appeal filed by the Federal Union in relation to PIS, and dismissed the extraordinary appeal filed by the Federal Public Ministry in relation to the contribution to COFINS, confirming the decision of the Federal Regional Court in favor of Banco Santander (Brasil) S.A. in August 2007. The STF decided, through General Repercussion, Topic 372 and partially accepted the Federal Union's appeal, establishing the thesis that it applies PIS/COFINS on operating revenues arising from typical activities of financial institutions. With the publication of the ruling, the Bank presented a new appeal in relation to PIS, and is awaiting analysis. Based on the assessment of the legal advisors, the risk prognosis was classified as possible loss, with an outflow of appeal not being likely. As of September 30, 2024, the amount involved is R$2,232 million. For other legal actions, the respective PIS and COFINS obligations were established.

INSS on Profit Sharing or Results (PLR) - The Bank and its controlled companies have legal and administrative proceedings arising from questions from the tax authorities, regarding the collection of social security contributions on payments made as a share in profits and results. On September 30, 2024, the value was approximately R$9,680 million.

Service Tax (ISS) - Financial Institutions - Banco Santander and its controlled companies are administratively and judicially discussing the requirement, by several municipalities, to pay ISS on various revenues arising from operations that are not usually classified as provision of services. On September 30, 2024, the value was approximately R$3,593 million.

Unapproved Compensation - The Bank and its affiliates discuss administratively and judicially with the Federal Revenue Service the non-approval of tax offsets with credits resulting from overpayment or undue payment. On September 30, 2024, the value was approximately R$5,098 million.

Losses in Credit Operations - the Bank and its controlled companies contested the tax assessments issued by the Brazilian Federal Revenue alleging the undue deduction of losses in credit operations from the IRPJ and CSLL calculation bases as they allegedly did not meet the requirements of applicable laws. On September 30, 2024, the value was approximately R$1,437 million.

Use of CSLL Tax Loss and Negative Base – Assessment notices drawn up by the Brazilian Federal Revenue Service in 2009 and 2019 for alleged undue compensation of tax losses and negative CSLL basis, as a consequence of tax assessments issued in previous periods. Judgment at the administrative level is awaited. On September 30, 2024, the value was approximately R$5,785 million.

Amortization of Banco Sudameris Goodwill - The tax authorities issued tax assessment notices to demand payment of IRPJ and CSLL, including late payment charges, related to the tax deduction of the amortization of the goodwill paid in the acquisition of Banco Sudameris, for the base period from 2007 to 2012. Banco Santander filed its respective administrative defenses. The first period assessed is awaiting analysis of an appeal at CARF. Regarding the period from 2009 to 2012, a lawsuit was filed to discuss the IRPJ portion, due to the unfavorable conclusion in the administrative proceeding. For the CSLL portion of this same period, we request the withdrawal of the Special Appeal filed, aiming to take advantage of the benefits established by Law No. 14,689/2023 (quality vote). A lawsuit will be filed for the remaining portion. On September 30, 2024, the amount was approximately R$827 million.

IRPJ and CSLL - Capital Gain - the Brazilian Federal Revenue Service issued a tax assessment notice against Santander Seguros (legal successor to ABN AMRO Brasil Dois Participações S.A. (AAB Dois Par) charging income tax and social contribution related to the 2005 fiscal year. The Brazilian Federal Revenue Service claims that the capital gain on the sale of shares in Real Seguros S.A. and Real Vida e Previdência S.A by AAB Dois Par should be taxed at a rate of 34.0% instead of 15.0%. The assessment was administratively challenged with. based on the understanding that the tax treatment adopted in the transaction was in accordance with current tax legislation and the capital gain was duly taxed. The Administrative process ended unfavorably to the Company. In July 2020, the Company filed a lawsuit seeking to cancel the debt. legal action awaits judgment. Banco Santander is responsible for any adverse result in this process as former controller of Zurich Santander Brasil Seguros e Previdência S.A. On September 30, 2024, the amount was approximately R$567 million.

*Values expressed in thousands, except when indicated.
IRRF – Foreign Remittance – The Company filed a lawsuit seeking to eliminate the Withholding Income Tax – IRRF, on payments derived from the provision of technology services by companies based abroad, due to the existence of International Treaties signed between Brazil and Chile; Brazil-Mexico and Brazil-Spain, thus avoiding double taxation. A favorable sentence was given and there was an appeal by the National Treasury, to the Federal Regional Court of the 3rd Region, where it awaits judgment. On September 30, 2024, the value was approximately R$1.004 million.

Labor claims classified as possible loss totaled R$452 million in Consolidated, including the process below:

Adjustment of Banesprev Retirement Supplements by IGPDI – Collective action filed by AFABESP requesting the change of the adjustment index of the social security benefit for retirees and former employees of Banespa, hired before 1975. Initially the action was judged unfavorably to Banco Santander, which appealed this initial decision and on August 23, 2024, was judged in favor of Banco Santander. Following this new decision, on August 30, 2024, AFABESP filed Motions for Clarification which are pending judgment.

Liabilities related to civil actions with possible risk of loss totaled R$2,899 million in Consolidated, with the main processes being:

Compensation Action Regarding Custody Services Provided by Banco Santander. The case is in the expert phase and has not yet been sentenced.

19.Stockholders’ Equity

a) Capital Stock

In accordance with the Bylaws, Banco Santander's Capital Stock may be increased up to the limit of the authorized capital, regardless of statutory reform, upon deliberation by the Board of Directors and through the issuance of up to 9,090,909,090 (nine billion, ninety million, nine hundred and nine thousand and ninety) shares, observing the legal limits established regarding the number of preferred shares. Any capital increase exceeding this limit will require shareholder approval.

At the Ordinary General Meeting held on April 26, 2024, the increase in share capital in the amount of R$10,000,000,000.00 (ten billion reais) was approved, without the issuance of new shares, through the capitalization of part of the balance of the statutory profit reserve.

The Capital Stock, fully subscribed and paid in, is divided into registered-registered shares, with no par value.

						In Thousands of Shares
			09/30/2024			12/31/2023
	Ordinary	Preferred	Total	Ordinary	Preferred	Total

Country Residents	142,889	168,617	311,506	124,804	150,621	275,425
Residents Abroad	3,675,806	3,511,219	7,187,025	3,693,891	3,529,215	7,223,106
Total	3,818,695	3,679,836	7,498,531	3,818,695	3,679,836	7,498,531
(-) Treasury Shares	(19,031)	(19,031)	(38,062)	(27,193)	(27,193)	(54,386)
Total in Circulation	3,799,664	3,660,805	7,460,469	3,791,502	3,652,643	7,444,145

b) Dividends and Interest on Equity

Statutorily, shareholders are guaranteed minimum dividends of 25% of the Net Profit for each year, adjusted in accordance with legislation. Preferred shares do not have voting rights and cannot be converted into common shares, but they have the same rights and advantages granted to common shares, in addition to priority in the distribution of dividends and an additional 10% on dividends paid to common shares, and in the reimbursement of capital, without premium, in the event of the Bank's dissolution.

Dividends were calculated and paid in accordance with the Brazilian Corporation Law.

Before the Annual Shareholders' Meeting, the Board of Directors may decide on the declaration and payment of dividends on profits earned, based on: (i) balance sheets or Profits Reserve existing in the last balance sheet or (ii) balance sheets issued in periods of less than six months, provided that the total dividends paid in each semester of the fiscal year do not exceed the value of the Capital Reserves. These dividends are fully allocated to the mandatory dividend.

Below, we present the distribution of Dividends and Interest on Equity made on September 30, 2024 and December 31, 2023.

*Values expressed in thousands, except when indicated.

							09/30/2024
	In Thousands	Reais per Thousands of Shares/Units
	of Brazilian Real	Gross			Net
		Ordinary	Preferred	Unit	Ordinary	Preferred	Unit
Interest on Equity (1)(4)	1,500,000	191.84	211.02	402.86	163.06	179.37	342.43
Interest on Equity (2)(4)	1,500,000	191.62	210.78	402.40	162.88	179.16	342.04
Interest on Equity (3)(4)	1,500,000	191.67	210.83	402.50	162.92	179.21	342.13
Total	4,500,000
(1) Deliberated by the Board of Directors on January 11, 2024, paid on February 8, 2024, without any compensation in the form of monetary adjustment.
(2) Deliberated by the Board of Directors on April 10, 2024, paid on May 15, 2024, without any remuneration as monetary adjustment.
(3) Deliberated by the Board of Directors on July 10, 2024, paid on August 9, 2024, without any remuneration as monetary adjustment
(4) They were fully allocated to the minimum mandatory dividends distributed by the Bank for the 2024 financial year.

							12/31/2023
	In Thousands	Reais per Thousands of Shares/Units
	of Brazilian Real	Gross			Net
		Ordinary	Preferred	Unit	Ordinary	Preferred	Unit
Interest on Equity (1)(5)	1,700,000	217.92	239.71	457.63	185.23	203.75	388.98
Interest on Equity (2)(5)	1,500,000	192.03	211.23	403.26	163.22	179.55	342.77
Interest on Equity (3)(5)	1,500,000	192.07	211.28	403.35	163.26	179.58	342.84
Interest on Equity (4)(5)	1,120,000	143.42	157.76	301.18	121.91	134.10	256.00
Dividends (4)(5)	380,000	48.66	53.53	102.19	48.66	53.53	102.19
Total	6,200,000
(1) Deliberated by the Board of Directors on January 19, 2023, paid on March 6, 2023, without any remuneration as monetary adjustment.
(2) Deliberated by the Board of Directors on April 13, 2023, paid on May 15, 2023, without any remuneration as monetary adjustment.
(3) Deliberated by the Board of Directors on July 13, 2023, paid on August 16, 2023, without any remuneration as monetary adjustment.
(4) Deliberated by the Board of Directors on October 10, 2023, paid on November 10, 2023, without any remuneration as monetary adjustment.
(5) They were fully allocated to the minimum mandatory dividends distributed by the Bank for the 2023 financial year.

c) Profit Reserves

The Net Profit calculated, after deductions and legal provisions, will be allocated as follows:

Legal Reserve

In accordance with Brazilian corporate legislation, 5% for the constitution of the Legal Reserve, until it reaches 20% of the capital. This reserve is intended to ensure the integrity of the Capital Stock and can only be used to offset losses or increase capital.

Capital Reserves

The Bank's Capital Reserves are made up of: Goodwill reserve for subscription of shares and other Capital Reserves, and can only be used to absorb losses that exceed Accrued Profits and Profits Reserve; redemption, reimbursement or acquisition of shares issued by us; incorporation into Capital Stock; or payment of dividends to preferred shares in certain circumstances.

Reserve for Dividend Equalization

After the allocation of dividends, the balance, if any, may, upon proposal from the Executive Board and approved by the Board of Directors, be allocated to the formation of a reserve for dividend equalization, which will be limited to 50% of the value of the Capital Stock. This reserve is intended to guarantee resources for the payment of dividends, including in the form of Interest on Equity, or its anticipations, aiming to maintain the flow of Compensation to shareholders.

*Values expressed in thousands, except when indicated.

d) Treasury Shares

At a meeting held on January 24, 2024, the Board of Directors approved, in continuation of the buyback program that expired on the same date, a new buyback program for Units and ADRs issued by Banco Santander, directly or through its branch in Cayman, for maintenance in the treasury or subsequent disposal.

The Buyback Program covers the acquisition of up to 36,205,005 Units, representing 36,205,005 common shares and 36,205,005 preferred shares, which corresponded, on December 31, 2023, to approximately 1% of the Bank's Capital Stock. As of September 30, 2024, Banco Santander had 356,452,892 common shares and 384,257,303 preferred shares in circulation.

The repurchase aims to (1) maximize the generation of value for shareholders through efficient management of the capital structure; and (2) enable the payment of administrators, management-level employees and other employees of the Bank and companies under its control, under the terms of the Long-Term Incentive Plans. The term of the Buyback Program is up to 18 months starting on February 6, 2024, ending on August 6, 2025.

			Bank/Consolidated
			In Thousands of Shares
		09/30/2024	12/31/2023
		Quantity	Quantity
		Units	Units
Treasury Shares at the Beginning of the Period		27,193	31,161
Share Acquisitions		2,331	1,272
Disposals - Share-Based Compensation		(10,493)	(5,240)
Treasury Shares at End of the Period		19,031	27,193
Sub-Total of Treasury Shares in Thousands of Reais	R$	871,591	1,105,012
Issuance Costs in Thousands of Reais	R$	1,771	1,771
Balance of Treasury Shares in Thousands of Reais	R$	873,362	1,106,783

Cost/Share Price		Units	Units
Minimum Cost (*)	R$	7.55	7.55
Weighted Average Cost (*)	R$	27.47	27.62
Maximum Cost (*)	R$	49.55	49.55
Share Price	R$	28.39	31.00
(*) Considering since the beginning of operations on the stock exchange.

e) Minority Shareholders Interest

	Net Equity		Result
			01/07 to	01/01 to	01/07 to	01/01 to
	09/30/2024	12/31/2023	09/30/2024	09/30/2024	09/30/2023	09/30/2023
Banco RCI Brasil S.A.	870,285	765,526	26,648	84,312	13,047	49,765
Banco Hyundai Capital Brasil S.A.	306,761	263,562	15,189	42,842	11,804	32,893
Banco PSA	-	-	-	-	2,959	10,455
Rojo Entretenimento S.A.	8,695	8,165	69	673	199	447
GIRA	8,111	(9,379)	(455)	(6,811)	(2,983)	(14,266)
Toro CTVM	-	112,008	-	-	(1,133)	(1,908)
Toro Investimentos	-	18,764	-	-	106	2
Solution 4Fleet	-	25	358	(661)	(503)	(1,316)
Apê11	-	2,017	-	-	(377)	(1,031)
Fit Economia de Energia S.A.	(1,138)	-	(4,028)	(4,028)	-	-
América Gestão Serviços em Energia S.A.	4,697	-	1,149	1,149	-	-
Total	1,197,411	1,160,688	38,930	117,476	23,119	75,041

*Values expressed in thousands, except when indicated.

20.Related Parts

a) Compensation of Key Administration Personnel

For the period from January to December 2024, the amount proposed by management as global compensation for administrators (Board of Directors and Executive Board) is up to R$500,000,000 (five hundred million reais), covering fixed, variable and based compensation. in shares. The proposal was subject to deliberation at the Ordinary General Meeting (AGO) held on April 26, 2024.

a.1) Long-Term Benefits

The Bank, like Banco Santander Spain, as well as other subsidiaries in the world of the Santander Group, has long-term compensation programs linked to the performance of the market price of its shares, based on the achievement of targets.

a.2) Short-Term Benefits

The following table shows the salaries and fees of the Board of Directors and Executive Board and refers to the amount recognized as an expense in the periods ended September 30, 2024 and 2023. By Banco Santander and its subsidiaries to their Directors for the positions they hold at Banco Santander and other companies of the Santander Conglomerate.

The amounts related to Variable and Share-Based Compensation will be paid in subsequent periods.

	01/07 to	01/01 to	01/07 to	01/01 to
	09/30/2024	09/30/2024	09/30/2023	09/30/2023
Fixed Compensation	36,414	104,949	19,810	95,254
Variable Compensation - In kind	30,173	86,583	42,826	99,504
Variable Compensation - in shares	28,495	73,055	27,623	78,100
Others	29,494	81,684	35,337	63,973
Total Short-Term Benefits	124,576	346,271	125,596	336,831
Variable Compensation - In kind	25,124	90,857	19,374	88,282
Variable Compensation - in shares	21,066	86,666	18,778	87,285
Total Long-Term Benefits	46,190	177,523	38,152	175,567
Total	170,766	523,794	163,748	512,398
Additionally, in 2024 charges were collected on Management Compensation in the amount of R$ 34,305 (09/30/2023 - R$ 31,197).

b) Agreement Termination

The termination of the employment relationship with the Administrators, in the event of non-compliance with obligations or by the contracted party's own will, does not entitle them to any financial compensation and their acquired benefits will be discontinued.

c) Credit Operations

The Bank and its subsidiaries may carry out transactions with related parties, in line with current legislation regarding articles 6 and 7 of CMN Resolution No. 4.693/18, article 34 of the “Corporations Law” and the Policy for Transactions with Parties Related parties of Santander, published on the Investor Relations website, being considered related parties:

(1) its controllers, natural or legal persons, pursuant to art. 116 of the Corporation Law;
(2) its directors and members of statutory or contractual bodies;
(3) in relation to the people mentioned in items (i) and (ii), their spouse, partner and relatives, blood or related, up to the second degree;
(4) natural persons with qualified corporate participation in their capital;
(5) legal entities with qualified corporate participation in their capital;
(6) legal entities in whose capital, directly or indirectly, a Santander Financial Institution has a qualified shareholding;
(7) legal entities in which a Santander Financial Institution has effective operational control or preponderance in deliberations, regardless of corporate participation; It is
(8) legal entities that have a director or member of the Board of Directors in common with a Santander Financial Institution.

*Values expressed in thousands, except when indicated.

d) Shareholding
The following table shows direct shareholding (common and preferred shares):

						Shares in Thousands
						09/30/2024
Shareholder	Ordinary Shares	Ordinary Shares (%)	Preferred Shares	Preferred Shares (%)	Total Shares	Total Shares (%)
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.3%
Grupo Empresarial Santander, S.L. (GES) (1)	1,627,891	42.6%	1,539,863	41.9%	3,167,754	42.2%
Banco Santander, S.A. (1)	2,696	0.1%	-	0.0%	2,696	0.0%
Directors (*)	3,041	0.1%	3,041	0.1%	6,082	0.1%
Others	356,453	9.3%	384,257	10.4%	740,710	9.9%
Total in Circulation	3,799,664	99.5%	3,660,805	99.5%	7,460,469	99.5%
Treasury Shares	19,031	0.5%	19,031	0.5%	38,062	0.5%
Total	3,818,695	100.0%	3,679,836	100.0%	7,498,531	100.0%
Free Float (2)	356,453	9.3%	384,257	10.4%	740,710	9.9%

						Shares in Thousands
						12/31/2023
Shareholder	Ordinary Shares	Ordinary Shares (%)	Preferred Shares	Preferred Shares (%)	Total Shares	Total Shares (%)
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.3%
Grupo Empresarial Santander, S.L. (GES) (1)	1,627,891	42.6%	1,539,863	41.9%	3,167,754	42.2%
Banco Santander, S.A. (1)	2,696	0.1%	-	0.0%	2,696	0.0%
Directors (*)	3,184	0.1%	3,184	0.1%	6,368	0.1%
Others	348,148	9.1%	375,952	10.2%	724,100	9.7%
Total in Circulation	3,791,502	99.3%	3,652,643	99.3%	7,444,145	99.3%
Treasury Shares	27,193	0.7%	27,193	0.7%	54,386	0.7%
Total	3,818,695	100.0%	3,679,836	100.0%	7,498,531	100.0%
Free Float (2)	348,148	9.1%	375,952	10.2%	724,100	9.7%
(1) Grupo Santander Spain companies. (2) Composed of Employees and Others. (*) None of the members of the Board of Directors and Executive Board hold 1.0% or more of any class of shares.

*Values expressed in thousands, except when indicated.

e) Related Party Transactions

Santander has a Related Party Transactions Policy approved by the Board of Directors, which aims to ensure that all transactions specified in the policy are carried out with the interests of Banco Santander and its shareholders in mind. The policy defines powers for approval of certain transactions by the Board of Directors. The established rules are also applied to all employees and administrators of Banco Santander and its subsidiaries.

Operations and Compensation of services with related parties are carried out in the normal course of business and under commutative conditions, including interest rates, terms and guarantees, and do not involve greater than normal collection risks or present other disadvantages.

								Bank
	Controllers (1)		Affiliates and Shared Control (2)		Key Administration Personnel (3)		Total
	09/30/2024	12/31/2023	09/30/2024	12/31/2023	09/30/2024	12/31/2023	09/30/2024	12/31/2023
Assets	13,942,841	18,882,619	102,829,148	93,043,683	81,018	36,079	116,853,008	111,962,381
Availability	1,396,130	1,406,316	120,494	73,688	-	-	1,516,624	1,480,004
Interbank Liquidity Applications	9,861,061	12,295,379	60,013,981	57,817,876	-	-	69,875,042	70,113,255
Marketable Securities	-	-	7,601,381	1,683,339	-	-	7,601,381	1,683,339
Derivative Financial Instruments - Liquid	2,427,285	4,426,944	(365,832)	(117,246)	-	-	2,061,452	4,309,698
Interbank Relations	-	-	20,898,310	22,628,266	-	-	20,898,310	22,628,266
Credit Operations (4)	-	-	180,455	321,727	61,501	22,729	241,956	344,456
Securities Negotiation and Intermediation	256,869	391,436	100,257	84,857	-	-	357,126	476,293
Income Receivable	-	-	1,387,343	1,386,170	-	-	1,387,343	1,386,170
Other Assets - Miscellaneous	1,497	362,544	12,892,759	9,165,006	-	-	12,894,256	9,527,550
Guarantees and Limits	-	-	-	-	19,517	13,350	19,517	13,350
Liabilities	(9,706,652)	(11,217,321)	(44,410,104)	(41,362,328)	(747,723)	(400,054)	(54,864,479)	(52,979,703)
Deposits	(2,440,374)	(5,030,951)	(5,424,322)	(2,241,641)	(39,055)	(26,451)	(7,903,751)	(7,299,043)
Repurchase Agreements	-	-	(12,519,532)	(7,369,449)	-	101	(12,519,532)	(7,369,348)
Resources for Acceptance and Issuance of Securities	-	-	(19,784,275)	(24,645,638)	(44,656)	(76,365)	(19,828,931)	(24,722,003)
Obligations for Loans and Transfers	-	-	(699,210)	(227,688)	-	-	(699,210)	(227,688)
Debt Instruments Eligible for Capital	(7,049,547)	(6,116,218)	-	-	-	-	(7,049,547)	(6,116,218)
Other Liabilities - Miscellaneous	(216,731)	(70,152)	(5,982,764)	(6,877,912)	(664,012)	(297,339)	(6,863,507)	(7,245,403)

	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to
	09/30/2024	09/30/2023	09/30/2024	09/30/2023	09/30/2024	09/30/2023	09/30/2024	09/30/2023

Result	(1,590,269)	591,081	274,808	(1,469,078)	(469,572)	(457,737)	(1,785,034)	(1,335,734)
Gross Result of Financial Intermediation	(1,259,177)	890,270	2,669,503	(194,241)	1,235	(1,195)	1,411,561	694,834
Other Operating Revenue (Expenses)	(331,093)	(299,189)	(2,394,695)	(1,274,837)	(470,807)	(456,542)	(3,196,595)	(2,030,568)

*Values expressed in thousands, except when indicated.

								Consolidated
	Controllers (1)		Affiliates and Shared Control (2)		Key Administration Personnel (3)		Total
	09/30/2024	12/31/2023	09/30/2024	12/31/2023	09/30/2024	12/31/2023	09/30/2024	12/31/2023

Assets	13,942,841	18,882,619	22,965,435	24,417,094	50,995	22,729	36,959,271	43,335,792
Availability	1,396,130	1,406,316	120,494	73,688	-	-	1,516,624	1,480,004
Interbank Liquidity Applications	9,861,061	12,295,379	-	-	-	-	9,861,061	12,295,379
Marketable Securities	-	-	174,399	497,304	-	-	174,399	497,304
Derivative Financial Instruments - Liquid	2,427,285	4,426,944	-	-	-	-	2,427,285	4,426,944
Interbank Relations	-	-	20,885,074	22,559,208	-	-	20,885,074	22,559,208
Credit Operations (4)	-	-	86,911	45,427	31,478	22,729	118,389	68,156
Securities Negotiation and Intermediation	256,869	391,436	100,257	84,857	-	-	357,126	476,293
Income Receivable	-	-	1,399,369	977,598	-	-	1,399,369	977,598
Other Assets - Miscellaneous	1,497	362,544	198,931	179,012	-	-	200,428	541,556
Guarantees and Limits	-	-	-	-	19,517	13,350	19,517	13,350
Liabilities	(9,706,652)	(11,217,321)	(11,089,864)	(8,837,305)	(757,728)	(400,054)	(21,554,244)	(20,454,680)
Deposits	(2,440,374)	(5,030,951)	(3,132,796)	(1,152,179)	(39,418)	(26,451)	(5,612,588)	(6,209,581)
Marketable securities	-	-	(440,613)	(223,966)	-	101	(440,613)	(223,865)
Resources for Acceptance and Issuance of Securities	-	-	(518,350)	-	(44,656)	(76,365)	(563,006)	(76,365)
Obligations for Loans and Transfers	-	-	(699,210)	(227,688)	-	-	(699,210)	(227,688)
Debt Instruments Eligible for Capital	(7,049,547)	(6,116,218)	-	-	-	-	(7,049,547)	(6,116,218)
Other Liabilities - Miscellaneous	(216,731)	(70,152)	(6,298,895)	(7,233,472)	(673,654)	(297,339)	(7,189,279)	(7,600,963)

	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to
	09/30/2024	09/30/2023	09/30/2024	09/30/2023	09/30/2024	09/30/2023	09/30/2024	09/30/2023

Result	(1,590,269)	591,081	1,861,079	783,196	(514,858)	(515,309)	(244,048)	858,968
Gross Result of Financial Intermediation	(1,259,177)	890,270	(119,788)	(71,947)	1,157	(957)	(1,377,808)	817,366
Other Operating Revenue (Expenses)	(331,093)	(299,189)	1,980,868	855,143	(516,015)	(514,352)	1,133,760	41,602

(1) Controller - Banco Santander is indirectly controlled by Banco Santander Spain (Note 1), through the subsidiaries GES and Sterrebeeck B.V.
(2) Companies listed in note 12.
(3) Refers to the registration in clearing accounts of Guarantees and Limits on Credit Operations with Key Management Personnel.
(4) In addition to the balance of credit operations shown, the group has R$4,875 in limits granted to its affiliates (R$6,058 on 12/31/2023

*Values expressed in thousands, except when indicated.

21.Income from Services Rendered and Banking Fees

				Bank				Consolidated
	07/01 to	01/01 to	07/01 to	01/01 to	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2024	09/30/2024	09/30/2023	09/30/2023	09/30/2024	09/30/2024	09/30/2023	09/30/2023
Resource Administration	115,962	353,070	134,269	376,102	429,711	1,178,529	360,266	1,048,684
Current Account Services	1,088,494	3,159,681	1,023,043	3,008,097	1,088,785	3,160,511	1,027,784	3,022,885
Credit Operations and Income from Guarantees Provided	334,374	1,029,216	324,008	939,743	615,761	1,776,262	528,173	1,475,525
Credit operations	114,786	376,782	137,471	407,062	394,659	1,118,872	340,176	937,408
Income from Guarantees Provided	219,588	652,434	186,537	532,681	221,102	657,390	187,997	538,117
Insurance Commissions	737,896	2,071,613	724,413	1,572,086	1,173,769	3,348,278	1,061,493	2,612,146
Cards (Credit and Debit) and Acquiring Services	1,606,558	4,593,612	1,384,626	4,036,700	1,616,303	4,659,603	1,415,273	4,136,991
Billing and Collections	293,656	892,658	323,815	973,345	299,097	912,864	336,773	987,741
Securities Placement, Custody and Brokerage	301,622	985,297	335,229	972,213	373,240	1,251,231	409,426	1,195,637
Others	37,957	94,237	13,578	74,744	151,555	409,206	99,358	268,433
Total	4,516,519	13,179,384	4,262,981	11,953,030	5,748,221	16,696,484	5,238,546	14,748,042

22.Personnel Expenses

				Bank				Consolidated
	07/01 to	01/01 to	07/01 to	01/01 to	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2024	09/30/2024	09/30/2023	09/30/2023	09/30/2024	09/30/2024	09/30/2023	09/30/2023
Compensation	1,247,254	3,330,331	998,355	3,047,677	1,610,795	4,423,085	1,276,393	3,935,514
Charges	144,653	951,888	385,183	1,127,365	304,932	1,411,819	520,049	1,517,698
Benefits	285,612	859,366	300,117	864,918	436,843	1,297,359	438,140	1,242,531
Training	14,151	32,382	11,166	30,870	17,165	50,506	14,858	47,452
Others	(27)	-	21	21	16,962	48,963	28,072	62,860
Total	1,691,643	5,173,967	1,694,842	5,070,851	2,386,697	7,231,732	2,277,512	6,806,055

*Values expressed in thousands, except when indicated.
23.Other Administrative Expenses

				Bank				Consolidated
	07/01 to	01/01 to	07/01 to	01/01 to	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2024	09/30/2024	09/30/2023	09/30/2023	09/30/2024	09/30/2024	09/30/2023	09/30/2023
Depreciation and Amortization	826,113	2,391,093	780,910	2,312,076	888,153	2,582,439	843,607	2,501,847
Third-party services, Transport, Security and Financial System	1,213,464	3,458,338	1,079,358	3,169,700	1,036,513	2,936,148	936,653	2,758,841
Communications	66,848	212,580	78,606	223,959	71,413	225,496	87,696	250,170
Data Processing	873,043	2,451,174	742,560	2,211,402	721,355	2,071,061	622,856	1,926,978
Advertising, Promotions and Publicity	116,819	357,833	167,885	433,934	150,735	464,327	208,580	544,306
Rentals	175,382	544,136	213,650	654,798	180,829	561,875	217,230	668,311
Maintenance and Conservation of Assets	73,612	202,434	75,184	216,028	80,089	222,491	81,885	232,383
Water, Energy and Gas	38,324	129,139	38,097	127,035	41,064	137,188	40,347	133,719
Material	25,268	82,151	27,652	80,921	26,707	86,009	29,152	85,882
Others	390,957	1,092,292	369,442	1,079,698	269,015	732,252	249,203	746,686
Total	3,799,830	10,921,170	3,573,344	10,509,551	3,465,873	10,019,286	3,317,209	9,849,123

24.Other Operating Income and Expenses

				Bank				Consolidated
	07/01 to	01/01 to	07/01 to	01/01 to	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2024	09/30/2024	09/30/2023	09/30/2023	09/30/2024	09/30/2024	09/30/2023	09/30/2023
Monetary Updates (1)	273,210	586,194	302,378	845,855	290,429	639,057	380,762	1,003,814
Commissions	(528,591)	(1,711,426)	(589,593)	(1,812,021)	(1,101,296)	(3,272,642)	(974,247)	(2,865,019)
Brokerages and Fees	(23,053)	(64,578)	(19,712)	(67,969)	(23,244)	(65,659)	(19,748)	(68,047)
Expenses with Notary Offices	(1,787)	(5,983)	(2,270)	(7,051)	(89,502)	(277,851)	(74,107)	(206,826)
Business Formalization Expense	(40,467)	(122,573)	(38,680)	(124,700)	(40,467)	(122,573)	(38,680)	(124,700)
Legal Expenses and Costs	(73,888)	(198,175)	(66,590)	(179,220)	(73,756)	(199,444)	(67,166)	(181,911)
Expenses with Serasa and Credit Protection Service (SPC)	(26,746)	(91,005)	(27,686)	(89,326)	(27,572)	(92,937)	(28,428)	(92,414)
Actuarial Losses - Retirement Plans	(41,620)	(138,616)	(45,821)	(116,204)	(45,468)	(142,435)	(48,568)	(118,435)
PIS and COFINS (Law No. 9,718/98) (2)	-	-	-	1,985,185	-	-	-	4,235,643
Tax (2)	(10,445)	(92,698)	(36,875)	(279,080)	(20,615)	(109,438)	(41,158)	(1,522,956)
Labor	(537,389)	(1,819,212)	(686,273)	(1,953,866)	(668,880)	(2,028,561)	(727,021)	(2,084,052)
Civil	(269,494)	(734,493)	(218,436)	(507,113)	(337,700)	(936,560)	(278,715)	(705,146)
Net Revenue from Pension and Capitalization Income	(280)	(280)	-	-	158,511	499,417	184,853	493,792
Result with Cards	(1,106,787)	(3,044,771)	(1,532,467)	(2,829,514)	(698,103)	(1,928,140)	2,619	(737,199)
Recovery of Charges and Expenses	26,536	441,960	236,787	726,333	130,828	545,029	205,353	606,039
Others (3)	(619,600)	(1,780,698)	(271,785)	(1,815,677)	(851,147)	(2,577,573)	(1,637,905)	(5,125,159)
Total	(2,980,401)	(8,776,354)	(2,997,023)	(6,224,368)	(3,397,982)	(10,070,310)	(3,162,156)	(7,492,576)
(1) In the years ended September 30, 2024 and 2023, mainly includes monetary restatement on provisions for legal and legal obligations, provisions.
(2) Refers to the effects of movements arising from PIS and COFINS actions referring to the questioning of Law No. 9,718/98 described in the notes 18 and 9.
(3) In the years ended September 30, 2024 and 2023, mainly includes on provisions for the benefit guarantee fund, exchange rate variation and other provisions.

*Values expressed in thousands, except when indicated.

25.Non-Operational Result

				Bank				Consolidated
	07/01 to	01/01 to	07/01 to	01/01 to	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2024	09/30/2024	09/30/2023	09/30/2023	09/30/2024	09/30/2024	09/30/2023	09/30/2023
Result on the sale of investments	—	1,929,980	—	—	(229)	1,929,751	—	1,104,645
Result on the Sale of Securities and Assets	57,911	139,198	33,187	48,765	57,034	80,404	27,505	50,021
Reversal (Constitution) of Provision for Losses in Other Values and Assets	(3,518)	(6,438)	(5,914)	(3,905)	(3,472)	47,088	1,126	22,487
Expenses for Goods Not in Use	(14,310)	(45,508)	(11,196)	(33,417)	(14,683)	(46,117)	(11,219)	(33,535)
Capital Gains (Loss)	(5,473)	(18,684)	(181)	(1,135)	12,115	3,111	(205)	(1,178)
Other Income (Expenses)	12,105	24,202	8,444	83,845	15,126	48,643	3,051	86,461
Total	46,715	2,022,750	24,340	94,153	65,891	2,062,880	20,258	1,228,901
(1) In 2024, effects of the results from the acquisition of Pluxee, as described in note 28.d. In 2023, results from the sale of 40% of Webmotors in accordance with 28.m.

*Values expressed in thousands, except when indicated.

26.Employee Benefits Plan

a) Share-Based Compensation

Banco Santander has long-term compensation programs linked to the performance of the market price of its shares. Members of Banco Santander's Executive Board are eligible for these plans, in addition to participants determined by the Board of Directors, whose choice takes into account seniority in the group. Members of the Board of Directors only participate in said plans when they hold positions on the Executive Board.

Program	Type of Liquidation	Vesting Period	Exercise / Liquidation Period		01/01 to
					09/30/2024			09/30/2023
Local	Santander (Brasil) Shares	01/2021 to 10/2024	2024		R$	750,000	(1)	R$	18,270,000	(1)
		01/2021 to 12/2023	2023		R$	—		R$	700,000	(1)
		01/2023 to 12/2025	2026		R$	200,000		R$	200,000	-
		01/2024 to 12/2027	2024		R$	750,000		R$	1,125,000	-
		01/2020 to 09/2023	2023		R$	—	SANB11	R$	154,720	SANB11
		01/2021 to 12/2022	2023		R$	—	SANB11 (1)	R$	316,978	SANB11
		01/2021 to 12/2023	2024		R$	—	SANB11	R$	217,291	SANB11
		01/2021 to 12/2024	2024		R$	100,359	SANB11	R$	—	SANB11
		01/2022 to 12/2025	2025		R$	50,087	SANB11	R$	66,323	SANB11
		01/2023 to 12/2026	2026		R$	—		R$	50,087
Global	Shares and Options on Global Shares	2023		EUR 3,67	R$	—	Global Stocks (4)	R$	159,253	Global Stocks (5)
		2023, with limit for exercising options until 2030			R$	420,394	Global Stock Options (2)	R$	832,569	Opções ações Global Stocks (6)
		2023, with a limit for exercising options until 2032			R$	-	PagoNxt stocks and stock options (8)	R$	9,095,000	PagoNxt stocks and stock options (4)
		12/2023			R$	-	Stocks SA. (9)	R$	106,147	Stocks SA. (9)
		02/2024		EUR 2,685	R$	117,601	Global Stocks (2)	R$	124,184	Global Stocks (6)
		02/2024, with limit for exercising options until 02/2029			R$	350,839	Global Stock Options (2)	R$	370,477	Opções ações Global Stocks (6)
		2025		EUR 3,104	R$	95,786	Global Stocks (2)	R$	150,703	Global Stocks (6)
		2025, with limit for exercising options until 2030			R$	367,827	Global Stock Options (2)	R$	578,713	Opções ações Global Stocks (6)
		2026		EUR 3,088	R$	199,680	Global Stocks (2)	R$	199,680	Global Stocks (6)
		2026, with limit for exercising options until 2033			R$	537,637	Global Stock Options (2)	R$	537,637	Opções ações Global Stocks (6)
		2027, with limit for exercising options until 2032			R$	8,528	Global stocks and options (8)	R$	-	-
		2028, with limit for exercising options until 2033			R$	80,476	Global stocks and options (8)	R$	-	-
		12/2024, with payment in 2025			R$	2,411	Global stocks and options (4)	R$	-	-
		2028, with limit for exercising options until 2033			R$	9,888	Global Equity Options (8)	R$	-
		12/2024, with payment in 2025			R$	50,419	SANB11	R$	-
		12/2025, with payment in 2026			R$	70,346	SANB11	R$	-	-

*Values expressed in thousands, except when indicated.

Balance of Plans on September 30, 2024 and 2023	R$	1,700,000	(1)	R$	20,295,000	(1)
	R$	-	(8)	R$	9,095,000	(4)
	R$	271,211	SANB11 Shares	R$	805,399	SANB11 Shares
	R$	-	SAN (6) (7)	R$	633,820	SAN (8) (7)
	R$	-	Options Shares (2)	R$	2,319,396	Options Shares (3)
	R$	-	SAM (9)	R$	106,147	SAM (9)
	R$	424,006	Global Stocks (2)	R$	-	Global Stocks (3)
	R$	1,767,061	Options Global Shares(2)	R$	-	Options Global Shares(3)
(1) Target of the plan in Reais, to be converted into SANB11 shares according to the achievement of the plan's performance indicators at the end of the vesting period, at the price of the last 15 trading sessions of the month immediately preceding the payment month.
(2) Plan finalized, paid in Feb/2023.
(3) Target of the plan in SAN shares and options, settled in cash with the sale of assets at the end of the vesting period, according to the achievement of the plan's performance indicators.
(4) Target of the plan in PagoNxt shares and options, to be paid in cash at the end of the vesting period, depending on the achievement of the plan's performance indicators.
(5) Plan target in SAN shares and options, settled in cash with the sale of assets at the end of the vesting period, depending on the achievement of the plan's performance indicators.
(6) Plan finalized on 12/31/2021, with performance indicators achieved at 72.25%. On 03/30/2022, 40,403 gross shares were delivered, corresponding to the 2022 installment. On 03/30/2023, the plan was settled with the delivery of the remaining 40,159 gross shares.
(7)Long-Term Incentive Plan finalized, with the delivery of 57,696 gross shares in 03/2023, calculated according to the achievement of the plan's performance indicators.
(8) Plan completed with 100% achievement. The portion equivalent to the shares will be paid in cash in March/2024 (after the lockup) and the options may be exercised until the end of the period for exercise in 2030.
(9) Plan target in SAM shares and options, to be paid in cash at the end of the vesting period, depending on the achievement of the plan's performance indicators.
Our long-term programs are divided into local and global plans, with specific performance indicators and rules in the event of dismissal to be entitled to receive.

Global ILP (Long Term Incentive) Plans)

We currently have 4 global plans launched in 2019, 2020, 2021, 2022 and 2023. Eligible executives have target incentives in global shares and options, with payment after a minimum deferral period of three years and settlement of the sale value of the Assets in reais.

Pricing Model

The pricing model is based on the Local Volatility model or Dupire model, which allows simultaneous calibration of all quoted European options. In addition to this model, there is an extension to deal with uncertainty in dividends, where part of the dividend value is considered confirmed, and the rest is linked to the performance of the underlying. This extended model is integrated into a PDE engine, which numerically solves the corresponding stochastic differential equation to calculate the expected value of the product.
Data and assumptions used in the pricing model, including the weighted average share price, exercise price, expected volatility, option life, expected dividends and the risk-free interest rate

•     The weighted average share price (and exercise price) is €3.104 based on the 15-day weighted average between 01/07/2022 and 01/27/2022
•     The expected volatility used was 33.80
•     Options expire on 02/01/2030
•     Expected dividends range from approximately 6.6 cents in the short term (2022) to approximately 5.75 cents per share per year in the long term (2030)
•     The discount curve used gives a discount of 0.96 for 2030

The exercise price, in all cycles and if the objectives established in the regulations are achieved, will be the market price on the exercise date.

*Values expressed in thousands, except when indicated.
Local ILP Plans (Long-Term Incentive)

Long-term incentive plans may be granted according to the strategy of new companies in the group or specific businesses.
Each plan will have a specific contract and its calculation and payment must be approved by the established governance, observing local and global regulatory resolutions.

The reference value of each participant will be converted into SANB11 shares, normally at the price of the last 15 trading sessions of the month immediately preceding the payment of the plan.
At the end of the vesting period, payment of either the resulting shares in the case of local plans or the value equivalent to the shares/options of global plans are made with a 1-year restriction, and this payment is still subject to the application of the Malus/Clawback clauses. , which may reduce or cancel the shares to be delivered in cases of non-compliance with internal regulations and exposure to excessive risks and in cases of material failure to comply with financial reporting requirements, in accordance with Section 10D, of the Exchange Act (SEC) , applicable to companies with shares listed on the NYSE.

a.1) Impact on the Result

The impacts on the result are recorded under the Personnel Expenses heading, as shown below:

		Consolidated
		01/01 to	01/01 to
		09/30/2024	09/30/2023
Program	Type of Liquidation
Local	Santander Shares (Brazil)	4,384	13,149
Global	Global Stocks and Options	4,152	4,638

a.2) Variable Compensation Referenced to Shares

The long-term incentive plan (deferral) determines the requirements for payment of future deferred installments of variable remuneration, considering sustainable long-term financial bases, including the possibility of applying reductions or cancellations depending on the risks assumed and fluctuations of the cost of capital.

The variable remuneration plan with payment referenced in Banco Santander shares is divided into 2 programs: (i) Identified Collective and (ii) Other Employees. The impacts on the result are recorded under the Personnel Expenses heading, as shown below:

			Bank		Consolidated
Program	Participants	Type of Liquidation	01/01 to	01/01 to	01/01 to	01/01 to
			09/30/2024	09/30/2023	09/30/2024	09/30/2023
Identified Collective	Members of the Executive Committee, Statutory Directors and other executives who assume significant and responsible risks in areas of control	50% in cash indexed to 100% of the CDI and 50% in shares (UNITS SANB11)	92,456	114,024	96,230	115,843
Other Employees	Other employees with variable remuneration above an established minimum value	50% in cash indexed to 100% of the CDI and 50% instruments	119,714	147,400	117,004	149,177

*Values expressed in thousands, except when indicated.
27.Risk Management, Capital and Sensitivity Analysis
a) Risk Management Framework

Banco Santander follows a model based on the prudent management of its risks. It has structures specialized in the management of each of the risks listed below, as well as an area that carries out the Group's Integrated Risk Management, manages the self-assessment of the Risk Profile and controls the Risk Appetite (RAS) - which is approved by the Board of Directors, meeting the requirements of the local regulator and good international practices, aiming to protect capital and guarantee business profitability.

The fundamental principles that govern the risk governance model are:

• All employees are responsible for risk management –Risk Pro Culture;
• Senior Management involvement encouraging consistent risk management and control;
• Independence between control and risk management functions;
• The risk approach is comprehensive and prospective;
• Risk management and control are based on timely, accurate and sufficiently granular information.

A.    Credit Risk

Credit Risk Management consists of monitoring and proactively evaluating portfolio indicators and new credit operations, with a view to ensuring sustainable growth and the quality of Banco Santander's portfolio. Taking into account the economic scenario, profitability and default projections are constantly prepared, to be considered when redefining credit policies, which affect both the credit assessment for a given customer and for a given profile of customers with similar characteristics. This credit assessment must observe and comply with the Risk Appetite control determined by Banco Santander.

Another important aspect is preventive credit management. This management plays a fundamental role in maintaining the quality of Banco Santander's portfolio. Constant monitoring of the customer base is part of the daily routine of the commercial areas, always counting on the support of the central areas.

Portfolio and customer monitoring is carried out in a timely manner, in order to mitigate events and impacts on companies' liquidity by monitoring the increase in risks in portfolios.
To measure the credit quality of a customer or an operation, Banco Santander uses its own internal score/rating models, relying on an independent Methodology and Validation area.

In credit restructuring and recovery, the Bank uses specific collection teams, which may be:

• Specialized internal teams, working directly with defaulting customers, with greater delays and significant amounts; It is

• External partners specialized in charging, notifying and suing clients according to internal criteria.

The sale of a portfolio of defaulted loans is part of the recovery strategy, being able to maintain relationships and transactional means with assigned customers.

In addition, it constitutes a Provision for Expected Losses Associated with Credit Risk in accordance with the current legislation of Bacen and the National Monetary Council (Note 7.e.).

Thus, in line with the resolutions recently issued by local regulators, during the quarter ended September 30, 2024, temporary criteria were considered that deal with the measures adopted to characterize restructurings and to measure the Provision for Expected Losses Associated with the Risk of Credit, given the impacts of climate events in Rio Grande do Sul. It should be noted that until the date of publication of these statements, no significant impacts had been identified in this portfolio. We will continue to monitor it and implement risk mitigation measures, in a timely manner when necessary.

B.    Market Risk

Market Risk can be summarized as the possibility of an institution's loss resulting from the fluctuation of the market price in relation to its positioning in operations subject to exposures in (interest rates, indices, share prices, exchange rates, commodities, market spreads). credit, etc.).

Santander's Market Risk Management complies with CMN Resolution 4,557 and establishes the management structure for this risk, providing visibility for executive decision-making, dialogue and transparency of positioning, the institution's risk appetite and constant monitoring of the risk profile.

*Values expressed in thousands, except when indicated.
The identification, measurement and monitoring of positions are carried out and disclosed by independent areas of the business units and follow limits established in accordance with the policies and formal governance of Integrated Risk Management. The institution's Market Risk appetite is approved at senior executive levels and is defined based on careful studies that take into account the risk of portfolio strategies, sensitivities arising from market fluctuations, liquidity gaps and other factors that may affect Banco Santander portfolios.

C.    Operational Risk and Internal Controls

The Operational Risk & Internal Controls area's mission before Banco Santander is to support the fulfillment of strategic objectives and the decision-making process, in adapting and meeting mandatory requirements, in maintaining solidity, reliability, reducing and mitigating losses due to risks operations, in addition to the implementation and dissemination of the culture of Operational Risks and Internal Controls.

Santander's operational risk management model is based on best practices and is premised on evaluating, monitoring, controlling and implementing improvements to reduce exposure to risks, aligned with the risk appetite approved by the Board of Directors, in addition to adopting Committee definitions of Basel and the Central Bank of Brazil for operational risks. The Bank's governance model is based on the three lines of defense and has people, structures, policies, methodologies and tools to support adequate operational risk management.

The Internal Control Model is based on the methodology developed by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), covering the strategic, operational, financial disclosure and Compliance components, complying with the requirements of regulators BACEN, CVM, B3, SUSEP and Sarbanes-Oxley law - SOX (Securities and Exchange Commission).

D.    The Bank's business is highly dependent on the correct functioning of information technology systems

The Bank's business depends largely on the ability of information technology systems to correctly process many transactions efficiently and accurately, and on the Bank's ability to rely on digital technologies, computing and messaging services, software and networks, as well as the secure processing, storage and transmission of confidential and other information on computer and network systems. The proper functioning of the Bank's financial control, risk management, accounting, customer services and other data processing systems is essential to the Bank's activities and its ability to compete effectively.

E.    Compliance and Reputational Risk Management

Compliance risk management aims to supervise adherence to the rules and regulations applicable to the Santander Brasil Group, as well as protecting the institution's image, regulatory compliance and principles of good conduct and values, for the benefit of employees, Customers, shareholders and the community in general.

F.    Financial Crime Prevention Area

Area responsible for defining, implementing, advising and supervising the Financial Crime Prevention program for Banco Santander Brasil in accordance with the requirements of the Santander Group and Brazilian regulations applicable to the topic. Its main pillars are the processes of: Preventing Money Laundering and Combating the Financing of Terrorism and Proliferation of Weapons of Mass Destruction (PLD/CFTP), Anti-Bribery and Corruption Program and International Sanctions Program. Furthermore, it ensures the management of financial crime risks to which Banco Santander is exposed in accordance with the risk appetite defined by the Santander Group, promoting a robust risk culture throughout the organization.

G.    Social-Environmental Risk

In order to promote a more controlled and safe scenario for our operations and also encourage the development of businesses where sustainable practices are adopted, Banco Santander carries out permanent management of the risks that involve our activities and that may have impacts on the Organization, shareholders, customers, society and environment.

In this sense, Banco Santander has a Social, Environmental and Climate Responsibility Policy (PRSAC), which establishes guidelines and consolidates specific policies for social, environmental and climate practices in business and in relationships with interested parties. These practices include the analysis of social, environmental and climate risks, which is guided by the Social, Environmental and Climate Risk Policy (PORSAC), for granting credit to Wholesale customers and the Companies 3 segment of Retail (one of the Legal Entity segments). of the Bank), which have limits or credit risk above R$7 million. These clients, both Wholesale and Retail, fall into 14 attention sectors, segregated into two risk levels: medium and high risk subsectors. This analysis also covers agricultural operations (including individual customers), real estate credit, projects, guarantees, customer acceptance and maintenance and mergers and acquisitions. The Socio-environmental and Climate Risk analysis aims to subsidize and mitigate issues of operational risk, capital risk, credit risk and reputational risk, always with a view of integrated risks.

Since 2009, Santander has been a signatory to the Equator Principles, which are a set of guidelines used to analyze socio-environmental and climate risks when financing large infrastructure and energy projects. The same set of socio-environmental criteria applies to projects that are not covered by these principles. The aforementioned management structure is aligned with compliance with CMN resolutions No. 4,943 and

*Values expressed in thousands, except when indicated.
No. 4,945, determining that organizations have a more accurate look at managing risks associated with social, environmental and climate issues, in addition to a Social and Environmental Responsibility Policy and Climate (PRSAC) and Social, Environmental and Climate Risk Policy (PORSAC).

H.    Capital Management Framework

For effective capital management, Santander adopts robust governance that supports all processes related to the topic, aiming:

• Clearly and coherently define the roles of each team involved in capital management;

• Ensure that the limits of capital metrics established in management, risk appetite and RPA (Risk Profile Assessment) are met

• Ensure that actions relating to the Bank's strategy take into account the impacts generated in capital allocation;

• Ensure that Management actively participates in management and is regularly informed about the behavior of capital metrics.

At Banco Santander, there is an Executive Vice-Presidency responsible for capital management appointed by the Board of Directors; Furthermore, there are institutional capital policies, which act as guidelines for the management, control and reporting of capital (thus complying with all the requirements defined in CMN Resolution No. 4,557/2017).

For more information, see the publication “Risk and Capital Management Structure – Resolution nº 4,557/ BACEN” on the page https://www.santander.com.br/ri/gerenciamento-de-risco.

b) Operational Limits

Bacen determines that financial institutions must maintain a Reference Equity (PR), PR Level I and Main Capital compatible with the risks of their activities, higher than the minimum requirement of the Required Reference Equity, represented by the sum of the credit risk portions, market risk and operational risk.

As established in CMN Resolution No. 4,958/2021, the PR requirement is 11.50%, including 8.00% Minimum Reference Equity, plus 2.50% Capital Conservation Additional and 1.00% Additional Systemic. The PR Level I is 9.50% and the Minimum Principal Capital is 8.00%. Continuing with the adoption of the rules established by CMN Resolution No. 4,955/2021, the calculation of capital indices is calculated in a consolidated manner based on information from the Prudential Conglomerate, the definition of which is established by CMN Resolution No. 4,950/2021, as demonstrated in follow:

	09/30/2024	12/31/2023
Level I Reference Assets	90,633.1	81,259.1
Main Capital	75,809.0	75,042.8
Additional Capital (Note 16.b)	14,824.0	6,216.3
Level II Reference Equity (Note 16.b)	14,938.1	13,644.2
Reference Heritage (Level I and II)	105,571.2	94,903.3
Credit Risk (1)	585,689.8	560,780.9
Market Risk (2)	44,007.0	33,002.7
Operational Risk	60,643.3	60,491.1
Total RWA (3)	690,340.1	654,274.7
Basel Index Level I	13.13	12.43
Basel Core Capital Index	10.98	11.48
Basel Reference Equity Index	15.29	14.51
(1) Credit risk exposures subject to calculation of the capital requirement using a standardized approach (RWACPAD) are based on the procedures established by BCB Resolution 229, of May 12, 2022.
(2) Includes portions for market risk exposures subject to variations in interest rates (RWAjur1), foreign currency coupons (RWAjur2), price indices (RWAjur3), and interest rate coupons (RWAjur4), the price of commodity goods ( RWAcom), the price of shares classified in the trading portfolio (RWAacs), installments for exposure to gold, foreign currency and operations subject to exchange rate variation (RWAcam), and adjustment for derivatives arising from changes in the credit quality of the counterparty (RWAcva).
(3) Risk Weighted Assets or Risk-Weighted Assets.

Banco Santander publishes the Risk Management Report with information relating to risk management, a brief description of the Recovery Plan, capital management, PR and RWA. The report with greater detail on the premises, structure and methodologies can be found at the website www.santander.com.br/ri.

*Values expressed in thousands, except when indicated.
Financial institutions are obliged to maintain the investment of resources in permanent assets in accordance with the adjusted Reference Equity level. The resources invested in permanent assets, calculated on a consolidated basis, are limited to 50% of the value of the Reference Equity adjusted in accordance with CMN Resolution No. 4,957/2021. Banco Santander meets the established requirements..

c) Financial Instruments - Sensitivity Analysis

Risk management is focused on portfolios and risk factors, in accordance with Bacen regulations and good international practices.
Financial instruments are segregated into trading portfolios (Trading Book) and banking portfolio (Banking Book), as carried out in the management of market risk exposure, in accordance with best market practices and operation classification and management criteria. capital of the Central Bank of Brazil. The trading portfolio consists of all transactions with financial instruments and commodities, including derivatives, held with the intention of trading. The banking portfolio consists of structural operations arising from Banco Santander's various business lines and their possible hedges. Therefore, according to the nature of Banco Santander's activities, the sensitivity analysis was divided between the trading and banking portfolios.
Banco Santander carries out sensitivity analysis of financial instruments in accordance with CVM Instruction No. 2/20, considering market information and scenarios that would negatively affect the Bank's positions.
The summary tables presented below summarize sensitivity values generated by Banco Santander's corporate systems, referring to the trading portfolio and banking portfolio, for each of the portfolio Scenarios on September 30, 2024.

Trading Portfolio				Consolidated
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate in Reais	Exposures subject to variation in pre-fixed interest rates	(17,204)	(521,991)	(1,043,982)
Interest Rate Coupon	Exposures Subject to Variation in Interest Rate Coupon Rates	(73)	(1,356)	(2,713)
Inflation	Exposures Subject to Price Index Coupon Rate Variation	(5,721)	(14,174)	(28,348)
Dollar Coupon	Exhibits Subject to Dollar Coupon Rate Variation	(4,627)	(34,623)	(69,246)
Other Currencies Coupon	Exposures subject to variation in foreign currency coupon rates	(200)	(13,150)	(26,300)
Foreign Currency	Exposures subject to Exchange Variation	(2,003)	(50,084)	(100,168)
Eurobond/Treasury/Global	Exposures subject to variation in interest rates on securities traded on the international market	(5,378)	(44,750)	(89,500)
Stocks and indices	Exposures subject to Stock Price Variation	(1,124)	(28,108)	(56,216)
Commodities	Exhibitions subject to Variation in the Price of Goods (Commodities)	(476)	(11,894)	(23,789)
Total (1)		(36,806)	(720,130)	(1,440,262)
(1) Values net of tax effects.
Scenario 1: Shock of +10bps in interest curves and 1% for price changes (currencies);
Scenario 2: shock of +25% and -25% in all risk factors, considering the largest losses per risk factor.
Scenario 3: shock of +50% and -50% in all risk factors, considering the largest losses per risk factor.

Banking Portfolio				Consolidated
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate in Reais	Exposures subject to variation in pre-fixed interest rates	(74,885)	(2,533,473)	(5,378,878)
TR and Long-Term Interest Rate (TJLP)	Exhibitions subject to TR and TJLP Coupon Variation	(27,057)	(1,004,356)	(2,075,225)
Inflation	Exhibits Subject to Variation in Price Index Coupon Rates	(45,093)	(662,332)	(1,213,464)
Dollar Coupon	Exhibitions Subject to Dollar Coupon Rate Variation	(5,198)	(156,017)	(288,093)
Other Currencies Coupon	Exposures subject to Changes in Coupon Foreign Currency Rate	(1,270)	(16,830)	(33,630)
International Market Interest Rate	Exposures subject to variation in the interest rate of securities traded on the international market	(35,125)	(579,232)	(1,215,507)
Foreign Currency	Exposures subject to Exchange Variation	168	4,208	8,416
Total (1)		(188,460)	(4,948,032)	(10,196,381)
(1) Values net of tax effects
Scenario 1: Shock of +10bps in interest curves and 1% for price changes (currencies);
Scenario 2: shock of +25% and -25% in all risk factors, considering the largest losses per risk factor.
Scenario 3: shock of +50% and -50% in all risk factors, considering the largest losses per risk factor.

*Values expressed in thousands, except when indicated.
28.Corporate Restructuring

Until the period ended September 30, 2024 and the year ended December 31, 2023, several corporate movements were implemented with the aim of reorganizing the operations and activities of the entities in accordance with Banco Santander's business plan:

a)Incorporation of Return Capital S.A. by Return Capital Gestão de Ativos e Participações S.A.

On September 30, 2024, Return Capital S.A. (“Return Capital”) was fully incorporated by Return Capital Gestão de Ativos e Participações S.A. (new name of Gira, Gestão Integrada de Recebíveis do Agronegócio S.A.) (“Return Participações”). The incorporation resulted in an increase in the share capital of Return Participações, in the amount of R$8,540,942,366.72 (eight billion, five hundred and forty million, nine hundred and forty-two thousand, three hundred and sixty-six reais and seventy-two centavos), through the issuance of 439,224,359 (four hundred and thirty-nine million, two hundred and twenty-four thousand, three hundred and fifty-nine) new common shares. As a result of the incorporation, Return Capital was extinguished by operation of law, being succeeded by Return Participações in all its rights and obligations.
b)Incorporation of Mobills Labs Soluções Em Tecnologia Ltda by Toro Investimentos S.A.

On June 30, 2024, Mobills Labs Soluções em Tecnologia Ltda. (“Mobills Labs”) was fully incorporated and its equity was absorbed by its direct parent company, Toro Investimentos S.A. (“Toro Investimentos”), in accordance with the conditions established in the Protocol and Justification of the transaction. The implementation of the full incorporation of Mobills Labs did not imply an increase in the share capital of Toro Investimentos, since all of the shares issued by Mobills Labs were held by Toro Investimentos and, therefore, already reflected in the investment account by equivalence.

c)Incorporation of Apê11 Tecnologia e Negócios Imobiliários S.A. by Santander Holding Imobiliária S.A.

On June 28, 2024, Apê11 Tecnologia e Negócios Imobiliários S.A. (“Apê11”) was fully incorporated, with its assets absorbed by its direct parent company, Santander Holding Imobiliária S.A. (“SHI”), in accordance with the conditions established in the Protocol and Justification of the transaction. The implementation of the full incorporation of Apê11 did not imply an increase in SHI’s share capital, since all of Apê11’s shares were held by SHI and, therefore, were already reflected in its equity investment account.

d)Joint-Venture between Banco Santander (Brasil) S.A. and Pluxee International and Pluxee Pay Brasil Ltda.

On June 27, 2024, following the completion of the conditions precedent of the transaction announced on July 24, 2023, Banco Santander (Brasil) S.A. concluded the establishment of a Joint Venture with the Pluxee Group (previously called Sodexo).

The economic rationale of the transaction is essentially based on: (i) the synergies arising from the combination of the businesses of Pluxee Instituição de Pagamento Brasil S.A. (current name of “Ben Benefícios e Serviços Instituição de Pagamentos S.A”) with the Pluxee Group in Brazil and (ii) the company's ability to explore Santander's customer base to offer its products and services (i.e. the capillarity of Santander's counter).

For the formation of the Joint Venture, Banco Santander contributed the amount equivalent to R$2,044 million attributed: (i) to its investment in its benefits subsidiary, Pluxee Instituição de Pagamento Brasil S.A. (current name of “Ben Benefícios e Serviços Instituição de Pagamentos S.A”); (ii) to a portion of cash resources; (iii) to the exclusivity agreement for the exploration of its customer base.

As a result of the transaction, Banco Santander and Grupo Pluxee now hold 20% and 80% stakes, respectively, in the share capital of Pluxee Benefícios Brasil S.A. (“Pluxee”), the Joint-Venture’s investment vehicle.

e)Incorporation of Mobills Corretora de Seguros Ltda. by Toro Asset Management S.A.

On May 31, 2024, Mobills Corretora de Seguros Ltda. (“Mobills Corretora”) was fully incorporated and its equity was absorbed by its direct parent company, Toro Asset Management S.A. (“Toro Asset”), in accordance with the conditions established in the Protocol and Justification of the transaction. The implementation of the full incorporation of Mobills Corretora did not imply an increase in Toro Asset’s share capital, since all of Mobills Corretra’s shares were held by Toro Asset and, therefore, already reflected in an investment account by equivalence.

f)Acquisition of the remaining portion of Return Capital Gestão de Ativos e Participações S.A. (new name of Gira, Integrated Agribusiness Receivables Management S.A.) by Return Capital S.A.

On May 17, 2024, Return Capital S.A. (“Return”), a wholly-owned subsidiary of Banco Santander (Brasil) S.A., entered into a Share Purchase and Sale Agreement with the minority shareholders of Return Capital Gestão de Ativos e Participações S.A. (new name of Gira, Gestão Integrada de Recebíveis do Agronegócio S.A.) (“Gira”) to acquire the 20% of Gira’s share capital held by the minority shareholders (“Transaction”). As a result of the Transaction, Banco Santander (Brasil) S.A. indirectly held 100% of Gira’s share capital.

*Values expressed in thousands, except when indicated.
g)Acquisition of stake and investment in América Gestão Serviços em Energia S.A.

On March 12, 2024, Santander Corretora de Seguros, Investimentos e Serviços S.A. (“Santander Corretora”) formalized, together with the shareholders of América Gestão Serviços em Energia S.A. (“América Energia”), a Share Purchase and Sale Agreement and Other Covenants with a view to acquiring 70% of the total and voting share capital of América Energia (“Transaction”). The completion of the Transaction was subject to the fulfillment of certain usual suspensive conditions in similar transactions, including obtaining the relevant regulatory authorizations. On July 4, 2024, with the completion of the Transaction, Santander Corretora came to hold 70% of the share capital of América Energia.

h)Acquisition of stake and investment in Fit Economia de Energia S.A.

On March 6, 2024, Santander Corretora de Seguros, Investimentos e Serviços S.A. concluded, in compliance with the applicable precedent conditions, the transaction for acquisition and investment in Fit Economia de Energia S.A. (“Company”), so that it now holds 65% of the Company's share capital (“Transaction”).

i)Acquisition of the entire shareholding in Toro Participações S.A. and incorporation by Toro Corretora de Títulos e Valores Mobiliários S.A.
On January 3, 2024, after fulfilling the conditions precedent, Banco Santander concluded the transaction to acquire all of the shares of Toro Participações, so that it indirectly held 100% of the share capital of Toro Corretora de Títulos e Valores Mobiliários S.A. and Toro Investimentos S.A. On February 29, 2024, the incorporation of Toro Participações S.A. by Toro Corretora de Títulos e Valores Mobiliários S.A. was approved.

j)Acquisition of the remaining equity interest in Apê11 Tecnologia e Negócios Imobiliários S.A.

On December 22, 2023, Santander Holding Imobiliária S.A. (“SHI”), a wholly-owned subsidiary of Banco Santander (Brasil) S.A., entered into, together with the shareholders of Apê11 Tecnologia e Negócios Imobiliários S.A. (“Apê11”), a certain Share Purchase and Sale Agreement to acquire the remaining 10% of the share capital of Apê11 (“Transaction”). As a result of the Transaction, SHI now holds 100% of the share capital of Apê11.

k)Total incorporation of Mob Technology Solutions Ltda. by Mobills Labs Technology Solutions Ltda.

On October 31, 2023, Mob Soluções em Tecnologia Ltda. (“Mob”) was fully incorporated and its equity was absorbed by its direct parent company, Mobills Labs Soluções em Tecnologia Ltda. (“Mobills”), in accordance with the conditions established in the Protocol and Justification of the transaction. The implementation of the full incorporation of Mob did not imply an increase in Mobills’ share capital, since all of Mob’s shares were held by Mobills and, therefore, already reflected in the equity investment account.

l)Sale of the entire stake held in Banco PSA Finance Brasil S.A. and Stellantis Corretora de Seguros e Serviços Ltda.

On August 31, 2023, Aymoré Crédito, Financiamento e Investimento S.A. (“Aymoré”) and Santander Corretora de Seguros, Investimentos e Serviços S.A. (“Santander Corretora de Seguros”) concluded the transaction for the sale of equity interests held (a) by Aymoré, representing 50% (fifty percent) of the share capital of Banco PSA Finance Brasil S.A. (“Banco PSA”), to Stellantis Financial Service, S.A. and (b) by Santander Corretora de Seguros, representing 50% (fifty percent) of the share capital of Stellantis Corretora de Seguros e Serviços Ltda. (“Stellantis Corretora”), to Stellantis Services Ltd. (“Transaction”). With the conclusion of the Transaction, Aymoré ceased to hold an equity interest in Banco PSA and Santander Corretora de Seguros ceased to hold an equity interest in Stellantis Corretora.

m)Venda de parcela da participação acionária da Santander Corretora na Webmotors S.A. para a Carsales.com Investments PTY LTD.

On April 28, 2023, Santander Corretora de Seguros, Investimentos e Serviços S.A. (“Santander Corretora”) concluded the sale of shares representing 40% of the share capital of Webmotors S.A. (“Webmotors”) to Carsales.com Investments PTY LTD (“Carsales”) (“Transaction”). With the conclusion of the Transaction, Santander Corretora became the holder of 30% and Carsales of 70% of the share capital of Webmotors.

*Values expressed in thousands, except when indicated.
29.Other information

a) Co-obligations and risks in guarantees provided to customers, recorded in clearing accounts, reached the value of R$67,648,335 (12/31/2023 - R$64,277,216) at the Bank and Consolidated.

b) The total value of investment funds under the management of the Santander Conglomerate is R$240,444 (12/31/2023 - R$ 11,871,919) and the total of investment funds managed is R$242,038,342 (12/31/2023 - R$291,736,828) recorded in clearing accounts.

c) Insurance in force on September 30, 2024, corresponding to coverage for fires, natural disasters and other risks related to properties, has a coverage value of R$9,214,986 (12/31/2023 - R$9,214,986) in Bank and Consolidated. In addition, at the Bank and Consolidated as of September 30, 2024, there are other policies in force to cover risks related to fraud, civil liability and other Assets in the amount of R$1,546,050 (12/31/2023 - R$1,546,050).

d) Between September 30, 2024 and December 31, 2023, there were no linked active operations and obligations for linked active operations.

e) Obligation Compensation and Settlement Agreements - Within the scope of CMN resolutions 3,263/2005 and 4,018/2011 - Banco Santander has an obligation compensation and settlement agreement within the scope of the National Financial System (SFN), signed with individuals and legal entities that are members or not from the SFN, resulting in greater guarantee of financial settlement, with the parties which have this type of agreement. These agreements establish that payment obligations to Banco Santander, arising from credit and derivative transactions, in the event of default by the counterparty, will be offset against Banco Santander's payment obligations to the counterparty.

f) Other Commitments - Banco Santander has two types of rental contracts: cancellable and non-cancellable. Cancellable properties are properties, mainly used as agencies, based on a standard contract, which can be canceled at will and includes the right to renew an option and readjustment clauses, falling within the concept of operational leasing. The total future minimum payments for non-cancelable operating leases are shown below:

	09/30/2024	12/31/2023
Up to 1 Year	525,038	582,294
Between 1 to 5 years	1,142,428	1,132,409
More than 5 Years	672,206	734,431
Total	2,339,672	2,449,134

Additionally, Banco Santander has contracts with an indefinite term, in the amount of R$671 (12/31/2023 - R$649) corresponding to the monthly rent of contracts with this characteristic. Operating lease payments, recognized as expenses in 2024, were in the amount of R$284,860 (2023 - R$326,745).

Rental contracts will be adjusted annually, in accordance with current legislation, with the highest percentage being in accordance with the variation in the General Market Price Index (IGPM). The lessee is guaranteed the right to unilaterally terminate these contracts, at any time, in accordance with contractual clauses and legislation in force.

g) Market value of Assets and Liabilities - Banco Santander classifies measurements at market value using the market value hierarchy that reflects the model used in the measurement process, and is in accordance with the following hierarchical levels:

Level 1: Determined based on public price quotations (unadjusted) in markets Assets for identical Assets and Liabilities, include public debt securities, shares and listed derivatives. Highly liquid bonds and securities with prices observable in an Assets market are classified at level 1. Most Brazilian Government Securities (mainly LTN, LFT, NTN-B and NTN-F), shares on the stock exchange were classified at this level and other securities traded on the Assets market. Derivatives traded on stock exchanges are classified at level 1 of the hierarchy.

Level 2: Derived from data other than quoted prices included in Level 1 that are observable to Assets or Liabilities, directly (as prices) or indirectly (derived from prices). When price quotations cannot be observed, Management, using its own internal models, makes its best estimate of the price that would be set by the market. These models use data based on observable market parameters as an important reference. The best evidence of the fair value of a financial instrument at initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions carried out with the same or similar instruments or can be measured using a valuation technique in which the variables used include only observable market data, mainly interest rates. These bonds and securities are classified at level 2 of the fair value hierarchy and are mainly composed of Public Securities (repo, LCI Cancellable and NTN) in a less liquid market than those classified at level 1. For derivatives traded over the counter, for the evaluation of financial instruments (basically swaps and options), observable market data is normally used, such as exchange rates, interest rates, volatility, correlation between indices and market liquidity. When pricing the financial instruments mentioned, the Black-Scholes model methodology is used (exchange rate options, interest rate index options, caps and floors) and the present value method (discounting future values using curves market).

*Values expressed in thousands, except when indicated.

Level 3: They are derived from valuation techniques that include data for Assets or Liabilities that are not based on observable market variables (unobservable data). When there is information that is not based on observable market data, Banco Santander uses models developed internally, aiming to adequately measure the fair value of these instruments. At level 3, instruments with low liquidity are classified mainly. Derivatives not traded on an exchange and that do not have observable information in an active market were classified as level 3, and are composed, including exotic derivatives.

In Thousands of Reais					2024
Assets	Book Value	Maket Value	1	2	3

Interbank Liquidity Applications	149,638,541	149,638,541	14,791,895	127,688,194	7,158,452
Marketable securities	267,074,671	266,948,560	193,825,618	13,468,138	59,654,804
Derivative Financial Instruments	32,146,697	32,146,697	-	31,495,368	651,329
Credit Operations	449,704,968	448,190,581	-	-	448,190,581
Total	898,564,877	896,924,379	208,617,513	172,651,700	515,655,166

In Thousands of Brazilian Real					2023
Assets	Book Value	Maket Value	1	2	3

Interbank Liquidity Applications	113,860,885	113,860,885	13,779,369	91,886,844	8,194,673
Marketable securities	248,998,836	248,880,165	167,411,689	12,550,106	68,918,370
Derivative Financial Instruments	28,066,689	28,066,689	-	26,848,128	1,218,561
Credit Operations	427,599,259	427,516,527	-	-	427,516,527
Total	818,525,669	818,324,266	181,191,058	131,285,078	505,848,131

Below we present a comparison between the book values of the Bank's financial liabilities and their respective market values on September 30, 2024 and December 31, 2023:

In Thousands of Brazilian Real				2024
		Maket Value
Liabilities	Book Value		2	3
Deposits	495,854,310	495,882,383	-	495,882,383
Open Market Funding	152,924,781	152,942,533	152,942,533	-
Obligations for Loans and Transfers	119,016,142	119,016,142	-	119,016,142
Acceptance and Issuance Resources	153,699,315	155,171,049	-	155,171,049
Derivative Financial Instruments	31,076,982	31,076,982	30,590,184	486,798
Equity Eligible Debt Instruments	29,492,163	29,492,163	-	29,492,163
Total	982,063,693	983,581,252	183,532,717	800,048,535

In Thousands of Brazilian Real				2023
		Maket Value
Liabilities	Book Value		2	3
Deposits	475,701,951	475,680,352	-	475,680,352
Open Market Funding	134,793,745	134,815,044	134,815,044	-
Obligations for Loans and Transfers	89,635,879	89,635,879	-	89,635,879
Acceptance and Issuance Resources	149,203,270	148,380,735	-	148,380,735
Derivative Financial Instruments	25,606,801	25,606,801	24,692,540	914,261
Equity Eligible Debt Instruments	19,626,967	19,626,967	-	19,626,967
Total	894.568.613	893.745.778	159.507.584	734.238.194

h) Recurring/non-recurring results

*Values expressed in thousands, except when indicated.

						Bank
2024			2024			2023
	Recurring Result	Non-Recurring Result	01/01 to	Recurring Result	Non-Recurring Result	01/01 to
			09/30/2024			09/30/2023
Financial Intermediation Revenue	128,897,641	-	128,897,641	84,455,757	-	84,455,757
Financial Intermediation Expenses	(112,660,392)	-	(112,660,392)	(75,685,189)	-	(75,685,189)
Gross Result of Financial Intermediation	16,237,249	-	16,237,249	8,770,568	-	8,770,568
Other Operating Revenue (Expenses) (a)	(8,662,837)	(197,024)	(8,859,861)	(5,558,999)	(167,543)	(5,726,542)
Operational Result	7,574,412	(197,024)	7,377,388	3,211,569	(167,543)	3,044,026

Non-Operational Result	92,770	1,929,980	2,022,750	94,153	-	94,153

Result before Taxation on Profit and Participations	7,667,182	1,732,956	9,400,138	3,305,722	(167,543)	3,138,179
Income Tax and Social Contribution (a)	2,317,530	(810,981)	1,506,549	4,748,182	74,680	4,822,862
Profit Sharing	(1,303,942)	-	(1,303,942)	(1,121,390)	-	(1,121,390)
Net Profit	8,680,770	921,975	9,602,745	6,932,514	(92,863)	6,839,651

					Consolidated
			2024			2023
	Recurring Result	Non-Recurring Result	01/01 to	Recurring Result	Non-Recurring Result	01/01 to
			09/30/2024			09/30/2023
Financial Intermediation Revenue	138,119,716	-	138,119,716	92,899,666	-	92,899,666
Financial Intermediation Revenue	(112,576,130)	-	(112,576,130)	(73,721,064)	-	(73,721,064)
Gross Result of Financial Intermediation	25,543,586	-	25,543,586	19,178,602	-	19,178,602
Other Operational Income (Expenses) (a)	(13,996,118)	(286,009)	(14,282,127)	(12,688,074)	(273,923)	(12,961,997)
Operational Result	11,547,468	(286,009)	11,261,459	6,490,528	(273,923)	6,216,605

Non-Operational Result (b)	132,900	1,929,980	2,062,880	124,256	1,104,645	1,228,901

Result before Taxation on Profit and Participations	11,680,368	1,643,971	13,324,339	6,614,784	830,722	7,445,506
Income Tax and Social Contribution (a/b)	(845,373)	(798,358)	(1,643,731)	1,268,245	(253,028)	1,015,217
Profit Sharing	(1,831,799)	-	(1,831,799)	(1,531,195)	-	(1,531,195)
Minority Shareholders' Interests	(117,476)	-	(117,476)	(75,041)	-	(75,041)
Net Profit	8,885,720	845,613	9,731,333	6,276,793	577,694	6,854,487
a)Amortization of goodwill on investment recognized as Other Operating Expenses in the amount before taxes of R$197,024 and R$286,009 (09/30/2023 R$167,543 and R$273,923) in the Bank and Consolidated respectively, with a net impact of taxes of R$921,876 and R$ 215,876 (09/30/2023 – R$30,717 and R$42,622).
b)In 2024, effects of the results from the acquisition of Pluxee, as described in note 28.d, with a net tax impact of R$1,061,489 in the Bank and Consolidated. In 2023, results from the sale of 40% of Webmotors in accordance with 28.m.

*Values expressed in thousands, except when indicated.

30.Subsequent Events

a) Distribution of Interest on Equity

The Board of Directors of Banco Santander, at a meeting held on October 10, 2024, presented the proposal of the Company's Executive Board, ad referendum of the Ordinary General Meetings to be held by April 30, 2025, respectively, for the declaration and payment of Interest on Equity, pursuant to articles 17, item XVIII and 37, § 2 of the Company's Bylaws based on the result for the quarter ended September 30, 2024, in the gross amount of R$1,300,000,000.00 (one billion and three hundred million reais). Interest on Equity will be fully attributed to the mandatory dividends to be distributed by the Company for the fiscal year 2024.

b) Dividend Distribution

The Board of Directors of Banco Santander, at a meeting held on October 10, 2024, presented the proposal of the Company's Executive Board, ad referendum of the Ordinary General Meetings to be held by April 30, 2025, respectively, for the declaration and payment of dividends, in accordance with articles 37, item II of the Company's Bylaws, based on the profit for the fiscal year determined up to the balance sheet ended on September 30, 2024, in the gross amount of R$200,000,000.00 (two hundred million reais).

Composition of Management Bodies as of September 30,2024
Administrative Board
Deborah Stern Vieitas – Presidente (independent)
Jose Antonio Alvarez Alvarez – Vice-president
Deborah Patricia Wright – Counselor (independent)
Ede Ilson Viani - Counselor
José de Paiva Ferreira – Counselor (independent)
Javier Maldonado Trinchant – Counselor *
Marília Artimonte Rocca - Counselor (independent)
Mario Roberto Opice Leão – Counselor
Cristiana Almeida Pipponzi – Counselor (independent)
Pedro Augusto de Melo - Counselor (independent)
Vanessa de Souza Lobato Barbosa – Counselor

Audit Committee

Pedro Augusto de Melo – Coordinator
Maria Elena Cardoso Figueira – Qualified Technical Member
Andrea Maria Ramos Leonel – Member
René Luiz Grande – Member
Luiz Carlos Nannini – Member

Risk and Compliance Committee

José de Paiva Ferreira – Coordinator
Deborah Stern Vieitas – Member
José Mauricio Pereira Coelho - Member
Jaime Leôncio Singer – Member

Sustainability Committee
Marília Artimonte Rocca – Coordinator
Álvaro Antônio Cardoso de Souza – Member
Vivianne Naigeborin - Member
Tasso Rezende de Azevedo – Member

* Possession pending approval by the Central Bank of Brazil

Nomination and Governance Committee

Deborah Stern Vieitas – Coordinator
Deborah Patricia Wright – Member
Cristiana Almeida Pipponzi - Member
Jose Antonio Alvarez Alvarez – Member

Compensation Committee

Deborah Patricia Wright – Coordinator
Deborah Stern Vieitas - Member
Luiz Fernando Sanzogo Giorgi – Member
Vanessa de Souza Lobato Barbosa - Member

Executive Board

Chief Executive Officer
Mario Roberto Opice Leão

Executive Vice President and Investor Relations Director
Gustavo Alejo Viviani

Executive Vice President Directors
Alessandro Tomao
Carlos José da Costa André
Ede Ilson Viani
Franco Raul Rizza
Germanuela de Almeida de Abreu
Luis Guilherme Mattoso de Oliem Bittencourt
Gilberto Duarte de Abreu Filho
Maria Elena Lanciego Perez
Maria Teresa Mauricio da Rocha Pereira Leite
Renato Ejnisman

Directors without Specific Designation

Adriana Marques Lourenço de Almeida
Alessandro Chagas Farias
Alexandre Teixeira de Araujo
Alexandre Guimarães Soares
Ana Paula Neves Granieri Domenici
Ana Paula Vitali Janes Vescovi
André Juaçaba de Almeida
Carlos Aguiar Neto
Celso Mateus De Queiroz
Cezar Augusto Janikian
Claudia Chaves Sampaio
Claudenice Lopes Duarte
Daniel Mendonça Pareto
Eduardo Alvarez Garrido
Eduardo Luis Sasaki
Enrique Cesar Suares Fragata Lopes
Franco Luigi Fasoli
Geraldo José Rodrigues Alckmin Neto
Gustavo de Sousa Santos
Izabella Ferreira Costa Belisario
Jean Paulo Kambourakis
Juliana Improta Cury Simon
Leonardo Mendes Cabral
Luciana de Aguiar Barros
Marilize Ferrazza Santinoni
Murilo Setti Riedel
Paulo César Ferreira de Lima Alves
Paulo Fernando Alves Lima
Paulo Sérgio Duailibi
Rafael Abujamra Kappaz
Ramón Sanchez Santiago
Reginaldo Antonio Ribeiro
Ricardo Olivare de Magalhães
Richard Flavio Da Silva
Robson de Souza Rezende
Rogério Magno Panca
Sandro Kohler Marcondes
Sandro Mazerino Sobral
Sandro Rogério da Silva Gamba
Thomaz Antonio Licarião Rocha
Vanessa Alessi Manzi
Vítor Ohtsuki

Accountant

Camilla Cruz Oliveira de Souza – CRC Nº 1SP – 256989/O-0

Directors' Statement on the financial statements

For the purposes of complying with the provisions of article 27, § 1, section VI, of Instruction of the Securities and Exchange Commission (CVM) 80, of March 29, 2022, the members of the Executive Board of Banco Santander (Brasil) S.A. (Banco Santander ) declare that they discussed, reviewed and agreed with the Financial Statements prepared according to Banco Santander's BRGAAP criteria, relating to the quarter ended September 30, 2024, and the documents that compose them, being: Management Report, balance sheets, income statement, statements of comprehensive income, statement of changes in equity, statement of cash flows, statement of added value and explanatory notes, which were prepared in accordance with accounting practices adopted in Brazil, in accordance with Law No. 6,404, of December 14 of 1976 (Corporations Law), the rules of the National Monetary Council, the Central Bank of Brazil in accordance with the model of the Accounting Plan for Institutions of the National Financial System (COSIF) and other applicable regulations and legislation. The aforementioned Financial Statements and the documents that compose them were the subject of an unqualified report by the Independent Auditors and a recommendation for approval issued by the Bank's Audit Committee to the Board of Directors.
Members of the Banco Santander Executive Board on September 30, 2024:

Executive Board
Chief Executive Officer

Mario Roberto Opice Leão

Executive Vice President and Investor Relations Director

Gustavo Alejo Viviani

Executive Vice President Directors

Alessandro Tomao
Carlos José da Costa André
Ede Ilson Viani
Franco Raul Rizza
Germanuela de Almeida de Abreu
Luis Guilherme Mattoso de Oliem Bittencourt
Gilberto Duarte de Abreu Filho
Maria Elena Lanciego Perez
Maria Teresa Mauricio da Rocha Pereira Leite
Renato Ejnisman

Directors without Specific Designation

Adriana Marques Lourenço de Almeida
Alessandro Chagas Farias
Alexandre Teixeira de Araujo
Alexandre Guimarães Soares
Ana Paula Neves Granieri Domenici
Ana Paula Vitali Janes Vescovi
André Juaçaba de Almeida
Carlos Aguiar Neto
Celso Mateus De Queiroz
Cezar Augusto Janikian
Claudia Chaves Sampaio
Claudenice Lopes Duarte
Daniel Mendonça Pareto
Eduardo Alvarez Garrido
Eduardo Luis Sasaki
Enrique Cesar Suares Fragata Lopes
Franco Luigi Fasoli
Geraldo José Rodrigues Alckmin Neto
Gustavo de Sousa Santos
Izabella Ferreira Costa Belisario
Jean Paulo Kambourakis
Juliana Improta Cury Simon
Leonardo Mendes Cabral
Luciana de Aguiar Barros
Marilize Ferrazza Santinoni
Murilo Setti Riedel
Paulo César Ferreira de Lima Alves
Paulo Fernando Alves Lima
Paulo Sérgio Duailibi
Rafael Abujamra Kappaz
Ramón Sanchez Santiago
Reginaldo Antonio Ribeiro
Ricardo Olivare de Magalhães
Richard Flavio Da Silva
Robson de Souza Rezende
Rogério Magno Panca
Sandro Kohler Marcondes
Sandro Mazerino Sobral
Sandro Rogério da Silva Gamba
Thomaz Antonio Licarião Rocha
Vanessa Alessi Manzi
Vítor Ohtsuki

Directors' Statement on the Independent Auditors' Report
For the purposes of complying with the provisions of article 27, § 1, item VI, of Instruction of the Securities and Exchange Commission (CVM) 80, of March 29, 2022, the members of the Executive Board of Banco Santander (Brasil) S.A. (Banco Santander ) declare that they discussed, reviewed and agreed with the Financial Statements prepared according to Banco Santander's BRGAAP criteria, relating to the quarter ended September 30, 2024, and the documents that comprise them, namely: Management Report, balance sheets, income statement , statements of comprehensive income, statement of changes in equity, statement of cash flows, statement of added value and explanatory notes, which were prepared in accordance with the accounting practices adopted in Brazil, in accordance with Law No. 6,404, dated 14 December 1976 (Corporations Law), the rules of the National Monetary Council, the Central Bank of Brazil in accordance with the model of the Accounting Plan for Institutions of the National Financial System (COSIF) and other applicable regulations and legislation. The aforementioned Financial Statements and the documents that compose them were the subject of an unqualified report by the Independent Auditors and a recommendation for approval issued by the Bank's Audit Committee to the Board of Directors.

Members of the Executive Board of Banco Santander on September 30, 2024:
Executive Board
Chief Executive Officer

Mario Roberto Opice Leão

Executive Vice President and Investor Relations Director

Gustavo Alejo Viviani

Executive Vice President Directors

Alessandro Tomao
Carlos José da Costa André
Ede Ilson Viani
Franco Raul Rizza
Germanuela de Almeida de Abreu
Luis Guilherme Mattoso de Oliem Bittencourt
Gilberto Duarte de Abreu Filho
Maria Elena Lanciego Perez
Maria Teresa Mauricio da Rocha Pereira Leite
Renato Ejnisman

Directors without Specific Designation

Adriana Marques Lourenço de Almeida
Alessandro Chagas Farias
Alexandre Teixeira de Araujo
Alexandre Guimarães Soares
Ana Paula Neves Granieri Domenici
Ana Paula Vitali Janes Vescovi
André Juaçaba de Almeida
Carlos Aguiar Neto
Celso Mateus De Queiroz
Cezar Augusto Janikian
Claudia Chaves Sampaio
Claudenice Lopes Duarte
Daniel Mendonça Pareto
Eduardo Alvarez Garrido
Eduardo Luis Sasaki
Enrique Cesar Suares Fragata Lopes
Franco Luigi Fasoli
Geraldo José Rodrigues Alckmin Neto
Gustavo de Sousa Santos
Izabella Ferreira Costa Belisario
Jean Paulo Kambourakis
Juliana Improta Cury Simon
Leonardo Mendes Cabral
Luciana de Aguiar Barros
Marilize Ferrazza Santinoni
Murilo Setti Riedel
Paulo César Ferreira de Lima Alves
Paulo Fernando Alves Lima
Paulo Sérgio Duailibi
Rafael Abujamra Kappaz
Ramón Sanchez Santiago
Reginaldo Antonio Ribeiro
Ricardo Olivare de Magalhães
Richard Flavio Da Silva
Robson de Souza Rezende
Rogério Magno Panca
Sandro Kohler Marcondes
Sandro Mazerino Sobral
Sandro Rogério da Silva Gamba
Thomaz Antonio Licarião Rocha
Vanessa Alessi Manzi
Vítor Ohtsuki

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: October 29, 2024

Banco Santander (Brasil) S.A.
By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer Without Specific Designation

By:	/S/ Gustavo Alejo Viviani
Gustavo Alejo Viviani Vice - President Executive Officer